DARDEN℠

2009 ANNUAL REPORT



A Brand-Building Company

Business Description

Darden's family of restaurant brands is built on decades of learning from our guests. Their culinary inspirations come from seacoast lobster stands, the family tables of Italy and the American West – icons that reflect the rich diversity of those who visit our restaurants.

In turn, it's no exaggeration to say our biggest brands have become icons themselves. Since opening our first Red Lobster restaurant in Lakeland, Fla., in 1968, Darden has grown to become the world's largest full-service restaurant group. We operate nearly 1,800 restaurants, employ 180,000 people and serve more than 400 million meals a year.

That last number reveals something telling about how we do business. In serving that many meals, we've come to know our guests extremely well. From them, we've realized what it takes to create an environment of natural hospitality and to build enduring brands. It's why we're able to make our guests feel so welcome, special and at ease.

Our Brands

Red Lobster – Red Lobster has repositioned itself as America's favorite fresh seafood restaurant. Over the past few years it has introduced an award-winning Today's Fresh Fish menu, wood-fire grilling, and more culinary-forward food. It now has Certified Grill Masters in every kitchen, and every server is a Certified Seafood Expert. Guest satisfaction scores are at record levels. With 690 restaurants in North America, Red Lobster had total sales of $2.62 billion in fiscal 2009, an average of $3.8 million per restaurant.

Olive Garden – Olive Garden remains focused on delighting guests with a genuine Italian dining experience that builds brand loyalty. In fiscal 2009, the company delivered value-creating new restaurant growth, opening 38 net new restaurants for a total of 691 in North America. In fiscal 2009, Olive Garden continued to deliver total sales and operating profit over prior year with total sales of $3.29 billion, an average of $4.8 million per restaurant.

LongHorn Steakhouse – LongHorn Steakhouse continues to demonstrate it is a trusted brand with broad appeal. Total sales for the fiscal year were $888 million, reflecting average annual sales per restaurant of $2.8 million. The company opened 16 net new restaurants totaling 321 in the United States.

The Capital Grille – The Capital Grille is a best-in-class steakhouse concept known for dry-aged steaks, professional and attentive service and an atmosphere of relaxed elegance. Total sales for the fiscal year were $234 million. The company opened five new restaurants and average annual sales per restaurant were $6.8 million.

Bahama Breeze – Bahama Breeze provides guests with the feeling of a Caribbean escape, featuring fresh, delicious, Caribbean-inspired food, refreshing tropical drinks and the warm, vibrant atmosphere of the islands. The company's 24 restaurants operating in 12 states achieved total sales of $131 million in fiscal 2009, an average of $5.5 million per restaurant.

Seasons 52 – Seasons 52 is a fresh grill and wine bar that invites guests to discover the sensational flavors of a seasonally changing menu and an award-winning international wine list in a casually sophisticated atmosphere. The company opened its newest location in Cherry Hill, NJ, during fiscal 2009 and began preparing for accelerated new restaurant growth. Fiscal 2009 sales were $43 million, an average of $5.9 million per restaurant.

To Our Shareholders

Fiscal 2009 was clearly a tumultuous time in both the global and domestic economies and in the full-service dining industry. As difficult as the year's developments were, we believe they confirm that Darden is on the right strategic path. In the Q&A that follows, we outline why that's the case and how – despite the challenges – we continued to invest in our Company's future. We're especially proud that, as we invested for our long-term success, Darden was also able to deliver financial results from continuing operations for fiscal 2009 that once again outpaced the industry.

- Sales from continuing operations increased 8.9 percent to $7.22 billion for fiscal 2009, which reflects inclusion of LongHorn Steakhouse and The Capital Grille for the full year, as well as new restaurant growth at each brand, the effect of an additional operating week in fiscal 2009 and same-restaurant sales growth at Olive Garden.
- Net earnings from continuing operations for fiscal 2009 were $371.8 million, a 0.6 percent increase from the $369.5 million earned in fiscal 2008. Diluted net earnings per share from continuing operations for fiscal 2009 were $2.65, a 3.9 percent increase from the $2.55 earned in fiscal 2008. Acquisition and integration costs and purchase accounting adjustments related to the October 2007 acquisition of RARE Hospitality (RARE) reduced diluted net earnings per share from continuing operations by approximately 10 and 19 cents in fiscal 2009 and 2008, respectively.
- Excluding acquisition and integration costs and purchase accounting adjustments related to the RARE acquisition, diluted net earnings per share from continuing operations were $2.75 in fiscal 2009, an increase of 0.4 percent compared to the $2.74 earned in fiscal 2008 on the same basis. The additional operating week in fiscal 2009 contributed approximately six cents of diluted net earnings per share for the year.
- In fiscal 2009, net earnings from discontinued operations were $0.4 million, and diluted net earnings per share from discontinued operations were $0.00, related primarily to Smokey Bones Barbeque & Grill, which was sold in January 2008. This compares to net earnings and diluted net earnings per share from discontinued operations of $7.7 million and $0.05, respectively, in fiscal 2008. When results from discontinued and continuing operations are combined, our diluted net earnings per share were $2.65 and $2.60 in fiscal 2009 and 2008, respectively.
- Combined U.S. same-restaurant sales for Olive Garden, Red Lobster and LongHorn Steakhouse declined 1.4 percent in fiscal 2009, which reflects the year's challenging operating environment. This is, however, more than four percentage points favorable to the 5.6 percent decline for the Knapp-Track™ benchmark of U.S. same-restaurant sales excluding Darden. U.S. same-restaurant sales increased 0.3 percent at Olive Garden and decreased 2.2 percent and 5.6 percent at Red Lobster and LongHorn Steakhouse, respectively.
- We continued the buyback of Darden common stock in fiscal 2009, spending $144.9 million to repurchase 5.1 million shares. Since beginning our share repurchase program in 1995, we have repurchased approximately 152 million shares of our common stock for more than $2.9 billion.

Q and A

How would you describe fiscal 2009?

In many respects, fiscal 2009 was Darden's finest year. Despite some of the most challenging times we've seen in decades in both our economy and our industry, our financial performance compared quite favorably to our industry peers and to most other companies that touch consumers. We were able to adjust to deteriorating conditions very quickly, aggressively managing our costs and driving to our restaurants a disproportionate share of the traffic that was available in an appreciably diminished marketplace. And, we did this while protecting our people, our profitability and the long-term health of our brands and our business model.

Darden's performance in 2009 confirms that the Company is well positioned to succeed in difficult times. More importantly, because we were able to deliver strong financial results while continuing to invest in our long-term future, we are confident Darden will emerge from today's weakened environment as a stronger company that is capable of even wider positive gaps to industry benchmarks for both sales and earnings.



Clarence Otis, Jr.
Chairman and
Chief Executive Officer

Andrew H. Madsen
President and
Chief Operating Officer



What is the vision for Darden's future?

We're on a path to create what we believe is a truly great company; a vibrant organization that consistently produces competitively strong financial results and is a special place to work for employees. Our vision is to be a company that positively affects meaningfully more guests, employees, communities and business partners – a company that matters even more than we do today.

This vision reflects two things: first, we are fortunate to be in an industry that, while already large, offers significant opportunity for growth; and second, we bring a potent combination of strengths to bear as we pursue that opportunity. We have a portfolio of proven brands that collectively have a very strong long-term sales and earnings growth profile. We have scale and all the advantages that scale brings, and we're continuing to make changes in how we work so our scale works even harder for us. Changes that, during this past fiscal year, helped us limit earnings erosion as sales softened. Finally, we have outstanding teams in our restaurants and our restaurant support center who have tremendous expertise and skill individually and collectively, and who are highly engaged.

2009 Financial Highlights

Fiscal Year Ended *(In Millions, Except Per Share Amounts)*	May 31, 2009	May 25, 2008	May 27, 2007
Sales	$ 7,217.5	$ 6,626.5	$ 5,567.1
Earnings from Continuing Operations	$ 371.8	$ 369.5	$ 377.1
Earnings (Loss) from Discontinued Operations	$ 0.4	$ 7.7	$ (175.7)
Net Earnings	$ 372.2	$ 377.2	$ 201.4
Earnings per Share from Continuing Operations:			
Basic	$ 2.71	$ 2.63	$ 2.63
Diluted	$ 2.65	$ 2.55	$ 2.53
Net Earnings per Share:			
Basic	$ 2.71	$ 2.69	$ 1.40
Diluted	$ 2.65	$ 2.60	$ 1.35
Dividends Paid per Share	$ 0.80	$ 0.72	$ 0.46
Average Shares Outstanding:			
Basic	137.4	140.4	143.4
Diluted	140.4	145.1	148.8

Has the vision for Darden changed as a result of the recent economic conditions?

No. Despite today's challenges, we have the same vision and a great deal of strategic continuity. When we crafted our vision and strategy five years ago, we built them around what we saw as several important new realities that remain relevant. The first was that the sales growth rate for full-service dining, which was slowing at the time, would continue to slow because two important growth drivers would be increasingly less robust – the number of people entering their 50's (peak casual dining usage years) and growth in the level of participation of women in the workplace. The second reality was the increasing wealth of several emerging nations with large populations; a development that we believed would put persistent pressure on food and energy costs. The third was our belief that increasing global transparency would drive greater public demand for responsible behavior on a global scale. We saw this as intensifying pressure on health and welfare costs and on sustainability. In the current economic environment, the need to address slowing sales growth and to focus on costs has been particularly urgent. But, given our long-held view of our industry's long-term sales and cost dynamics, we've been focused on these areas for some time. So, our vision and strategy have not changed.

Sales*
[dollars in billions]



5.0
5.4
5.6
6.6
7.2
05
06
07
08
09

* From continuing operations

Given the long-term dynamics you describe, what are Darden's most important long-term priorities?

First and foremost, brands matter more than ever. The contest for market share will be a much more significant factor than it has been historically, and our brands must win the battle individually and collectively. For us, building superior brands and effectively managing those brands has always been about forging a strong marriage between Marketing, or brand management excellence, and Operations, or restaurant operations excellence. Brand management excellence involves designing a brand promise and restaurant experience – around food, service and atmosphere – that is differentiated, compelling and relevant. And restaurant operations excellence involves delivering on that promise every day in every restaurant.



Each of our brands has its own specific priorities to ensure it remains relevant. At the enterprise level, we are focused on making sure we have brand builders who are skilled; nurturing that critical foundational partnership between Marketing and Operations at each brand; building a strong bench in each of these functions through superior talent management practices; and making changes in how we work that enable our brand builders to spend more time doing just that – building brands – and less time on brand support and other activities.

The long-term cost dynamics we see mean that the brand support we provide must be even more effective and cost-efficient. So, we're consolidating certain areas of support that are today replicated inside each of our brands into shared centers of excellence. We're also pursuing transformational initiatives to reduce costs and increase effectiveness in a number of high-expenditure

We believe we are on the path to capturing the significant long-term growth potential available to us in what continues to be an exciting industry.

Q and A



areas – including supply chain, facilities management and energy and water usage. In addition, we're continuing to open new restaurants that generate strong returns, and there are cost efficiencies that come with the increased scale.

What is the importance of leadership at Darden?

Leadership is important in any business. Having the right people in the right positions is ultimately the only way a business will succeed and sustain great performance. It's even more critical in a service business like restaurants where, to a large degree, our people *are* our brands as experienced by our guests in the restaurants. We've been doing a number of things to ensure we have a pipeline of ready leaders, including the creation of much stronger and more integrated talent management systems that help us identify, assess, develop and rotate our talent. That's been enabled by much clearer career path definition in both Marketing and Operations. We've identified the core positions and the skills, experiences and leadership behaviors a person must have to be ready for each position. We've developed career paths. And, we've created a Marketing board and an Operations board to help us, among other things, rotate talent between brands in ways we haven't done before. All of these actions will help us build careers faster, improve employee engagement and meet our needs more quickly.

We also recognize that we benefit by having talented people from other industries that may be further along in some functional areas than we are. We have developed rigorous processes for sourcing people externally and helping them become restaurateurs. We have a culture that accepts and appreciates the new experiences and skills that people from other industries bring to the table.

What is the role of culture in Darden's success?

There are many things you have to do really well to be a great company. It starts with strong brands, great brand support and a strong business model. Woven through all of that is the fact that we are the quintessential people business. People deliver our brands, and we're highly dependent on their emotional engagement and discretionary effort. The difference between a good restaurant and a great restaurant is almost always a result of the culture inside that restaurant and the engagement level of its employees. Engaged employees are motivated and inspired to go beyond their written job description; they take real pride in what they're doing. That's true for an individual restaurant and equally true for the entire restaurant enterprise. The difference between good and great is the level of emotional engagement and discretionary effort of employees. Culture is a huge part of that – how people are treated, what we value and what we don't, what we recognize and reward and whether people feel they're part of something special.

Earnings Per Share*
[in dollars]


1.84
2.24
2.53
2.55
2.65
05
06
07
08
09

* Diluted net earnings per share from continuing operations

What has been the impact on the Company of broadening your portfolio of brands?

We have seen a positive impact from the acquisition of LongHorn Steakhouse and The Capital Grille. We have diversified our brand offerings to consumers, which is helping us capture more dining occasions and thus more market share. We've increased our scale, which has led to reduced costs in many areas, especially in food and beverage costs and general and administrative expenses. Also, the diversification of our basket of commodities has reduced our exposure to cost volatility in any one item. And, we've created more opportunities for our employees to learn, grow and pursue their dreams.

In what ways is Darden taking a leadership role on key issues affecting the industry?

With 180,000 domestic employees, we are one of the largest private employers in the country. Virtually any employment issue affects us and we work hard to make sure our voice is heard on those issues. There are also public policy conversations about an array of other things that affect both Darden and the restaurant industry, like menu labeling and food safety. We work to be heard on these matters as well. And, with nearly 1,800 restaurants across the country, we believe we can offer important insights on critical issues, such as diversity and sustainability, with import far beyond our industry.

What are Darden's priorities for fiscal 2010?

Our plans for fiscal 2010 reflect our assumption that economic and industry conditions will remain challenging. Therefore, we expect to continue to highlight for consumers the value we offer, as well as the opportunity we provide for people to pause and strengthen their connection with one another at a time when stress and anxiety levels are higher than normal.

We'll also continue to invest in new restaurant growth in fiscal 2010, and we plan to accelerate the pace of remodels of existing restaurants at each of our large brands. In addition, we're investing to make our support platform even stronger so that it works even harder for us. We believe these investments will enable us to accelerate share gain profitably coming out of the slowdown. We also expect to generate strong cash flows even after making these investments, which is why we recently announced a meaningful increase in our dividend. With the cash flow that remains after investing in the business and paying our dividend, our focus in fiscal 2010 will be on financial flexibility. So, we will emphasize debt reduction and limit our share repurchase more than we have in recent years.

Our highest priority for fiscal 2010 remains ensuring that Darden continues to be a vibrant organization – one that delivers industry-leading results, delights an ever-increasing number of guests and provides more and more employees with an opportunity for individual growth. We believe we are on the path to capturing the significant long-term growth potential available to us in what continues to be an exciting industry. We also believe we're on the path to creating a great company – one that is a winning organization financially, a special place to be . . . and that matters *even more* than we do today.

Total Restaurants*


1,268
1,292
1,324
1,702
1,773
05
06
07
08
09

* From continuing operations





What Does It Take To Build Great Restaurant BRANDS?

It starts with listening to our guests and employees, and Darden's portfolio of restaurant brands reflects decades of doing just that. We have strong, trusted brands because we work hard – using proven processes – to understand what consumers want, how and when they want it, and what it takes to deliver on those expectations.

Brand Relevance

Listening to guests and employees is important, but it's not enough. We have to use what we learn to create relevant and compelling promises that are fundamentally timeless in appeal. We then ensure that our employees are inspired and equipped to deliver on those promises. Doing so, while keeping pace with changing consumer needs, is all about disciplined innovation and effective brand management.

Brand Support

Darden's ability to compete, and win, in an increasingly competitive marketplace where cost pressure is a constant, is enhanced by our very capable brand support platform. And, when it comes to brand support, Darden's scale gives us a competitive edge, enabling us to invest in expertise that includes best-in-class talent, highly efficient and effective operating systems, and a supply chain that provides us with buying power on a global scale.

A Vibrant Business Model

Our vision is to be a truly great company – a multi-brand growth company – that achieves both financial growth and professional and personal growth for our people. To do that, we need a vibrant business model that allows us to respond effectively to near-term business risks and dynamics, while continuing to make the investments necessary for industry-leading, long-term sales and profit growth. Given this imperative, we are working in a number of areas to fundamentally change and significantly reduce the cost of delivering and supporting our brands.

Competitively Superior Leadership

While our scale is a competitive advantage, we recognize the value of being nimble; and that requires doing an even better job of leveraging our leaders' unique and diverse capabilities across the enterprise. To us, competitively superior leadership is marked by excellent leadership reach, alignment and coordination, combining to enable each person in the organization to contribute as effectively as possible to Darden's growth and success.

A Unifying, Motivating Culture

Attracting and effectively developing the very best people is critical in order for us to continue to build, grow and support strong, trusted brands within a financially vibrant business. Sustained success requires more; it requires motivated people who are inspired to go beyond their job description – people who take pride in what they do. That's why Darden is a values-based company, one that embraces a diversity of cultures, perspectives and ideas and is continuously focused on ensuring each employee has the opportunity to pursue his or her dreams.

Brand Relevance



Darden knows restaurant brands – how to develop, acquire, manage and evolve them in ways that make them part of the fabric of American life. This is a differentiating and palpable competitive advantage, especially in an industry that is increasingly competitive and continuing to consolidate.

Our disciplined approach of listening to and understanding our customers and employees and responding with disciplined innovation and effective brand management serves us well. Red Lobster's efforts to refresh its brand and broaden its appeal provide some prime examples.

Wood-Fire Grill

In developing its new Wood-Fire Grill, Red Lobster studied consumer preferences for 17 cooking methods, conducted numerous focus groups and tested the new cooking platform for more than a year. The new Wood-Fire Grill is a key component of delivering Red Lobster's brand promise of a Refreshing Seaside Dining Experience.



Quick Catch Lunch Menu

Red Lobster introduced its new Quick Catch lunches to showcase value while addressing time constraints that its guests indicated often limited additional lunch visits. Quick Catch lunches feature eight items, a majority of which are prepared on the new Wood-Fire Grill.





Red Lobster Guest Satisfaction



68%
70%
72%
74%
76%
05
06
07
08
09

The percentage of Red Lobster guests who rate their experience as excellent continues to improve.

Red Lobster Gap to Knapp Track Same-Restaurant Sales



-0.9%
4.2%
2.0%
2.8%
3.4%
05
06
07
08
09

As the guest experience improved over the same time period, Red Lobster's same-restaurant sales went from under-performing to out-performing the industry average.



Today's Fresh Fish
Tuesday, June 09, 2009
LUNCH
Chef's Creations

Today's Fresh Fish Menu

The award-winning Today's Fresh Fish menu features five to eight varieties of fresh fish and is printed twice daily in every restaurant. It also contains the name of the Certified Grill Master who is on duty in the kitchen. Together, they reinforce Red Lobster's positioning of fresh seafood prepared with culinary expertise.

Great Brand

Using scale and expertise to deliver competitively superior brand support not only enables growth from existing brands, but also helps us integrate, support and realize value from the acquisition of additional brands. Our scale and the range and depth of our support expertise sets Darden apart and positions us for sustainable and profitable market share growth.

Our goal is to develop an even more cost-effective brand support platform. And one of the ways we're doing that is by continuing to consolidate functions that were previously replicated inside each brand into single shared centers of excellence at the enterprise level. We're focused on areas where technical expertise and scale matter more than brand differentiation, and – in addition to increased cost-effectiveness – the effort will pay off by allowing our brand builders to focus more time and energy on growing their brands.


DARDEN
RESTAURANTS



Supply Chain – Produce

We are also pursuing transformational initiatives to reduce cost and increase effectiveness in high-expenditure areas like Global Supply Chain. By moving to more automated demand forecasting and just-in-time ordering, we will have more accurate levels of inventory which will help reduce both food waste and the amount of investment required to maintain high inventory levels.

Support





Restaurant Support Center Facilities Team

Another area where transformational initiatives are under way is Facilities Management. We are testing centralized support for our restaurant facilities in order to increase the use of more cost-effective regional and national service contracts. This new approach will also enable us to better meet the repair and maintenance needs of our nearly 1,800 restaurants. And by leveraging our scale, we ensure the most efficient and cost-effective solutions.



Meal Pacing System

Behind the hospitality we provide lies a world of systems, giving our people more time to make the "human touch" an even larger part of the dining experience. Our improved meal pacing system, for example, uses highly integrated technology that helps orchestrate activity in our kitchens to ensure guests' orders are coordinated, on time and served piping hot. It is a system that has driven even higher levels of guest satisfaction and operational efficiency.

A Vibrant Business Model

We have been in business for 40 years because we have paid careful attention to maintaining a vibrant business model. The goal is quite simple – offer guests compelling dining experiences that represent great value and do so at prices that generate competitive returns for our shareholders. In an industry as dynamic as ours, the difficulty is in the doing, especially balancing the need to respond appropriately to near-term sales and margin pressures while making the long-term investments necessary to stay in sync with changing consumers and employees and mitigate structural threats to our business model. Fiscal year 2009 demonstrated the need for balance. We successfully executed several near-term cost-control and sales-building initiatives. At the same time, we invested in the future by opening 71 net new restaurants and elevating the employee experience.


MBM

Distribution

To support nearly 1,800 restaurants across North America, we have a distribution network that allows us to transport food and other products for multiple restaurants in one truck for same-day delivery. It is a distribution model that has proven to be cost effective and highly scalable.



Cumulative Acquisition Synergies


FY2008
FY2009
FY2010*
$55 Million
$45 Million
$11 Million
*estimated

Advertising

We leverage our purchasing power when it comes to national advertising. And national advertising is a key competitive advantage, enabling us to highlight compelling new food offerings to a broad audience.



Purchasing

Our purchasing power has grown since broadening our portfolio and welcoming LongHorn Steakhouse and The Capital Grille into our family of brands. As a result, we purchase several food and other commodities – especially beef – in greater quantities and on more favorable terms.

Competitively Superior Leadership

In a people business like ours, a key enabler of great results is leadership excellence – which to us means leaders who get competitively strong results while demonstrating great leadership behaviors. While we are proud that Darden is widely recognized as having some of the top leadership teams in the industry, we are even more proud of the programs we have in place to help us develop future leaders at a pace that supports our growth.





Manager-In-Training Class

We have strengthened our talent management capabilities, bringing greater rigor to the assessment and development of our future leaders. An essential element is identifying and coaching the many high performers across the enterprise. In our population of 180,000 employees, one measure of our success is that 40 percent of the graduates of our Manager-in-Training programs started as hourly employees in our restaurants.

General Managers And Managing Partners

The most influential position in our company is the General Manager or Managing Partner of each of our restaurants. These are the men and women who most directly set the standard for our guests and employees each day. As a result of our focus on developing and supporting these leaders, the turnover rate for this position is among the lowest in the industry. And, it is a testament to our talent management capabilities that 99 percent of people in this position came from the ranks of our restaurant managers.

Darden Diamond Club

Each year, the Darden Diamond Club recognizes and honors the top-performing General Managers and Managing Partners from every Darden operating company throughout North America.


DARDEN
Diamond
CLUB
2008



Training To Win

Talented individuals coming together as a team to work toward a common goal is what takes us beyond the boundaries of ordinary success. In trusting one another, we bring out the best in all of us. Our leadership principles are built on helping each other learn, grow and accomplish more together than we could individually. Teamwork works – in our kitchens, in our dining rooms and in our Restaurant Support Center.

A Unifying, Motivating Culture



New Restaurant Support Center (RSC)

Darden's new Restaurant Support Center is intended to bring all of our Orlando-based employees under one roof to foster even greater collaboration and stronger performance while honoring our heritage. The new RSC, together with the introduction of a more contemporary and progressive corporate logo that more accurately reflects who we are today, helps set the stage for a new era in which Darden not only leads the industry, but also reimagines and transforms it.

Darden values and strives to nurture a culture of respect and caring; one that is based on the principles of doing what is right, holding everyone to high standards, nourishing our rich diversity and learning from one another. We are as passionate about providing exceptional employee experiences and rewarding great results as we are about providing outstanding dining experiences to the guests visiting our restaurants. We know that for a great brand to live in the hearts and minds of our guests, it must first live in the hearts and minds of our employees.

RDEN SM



Diverse Employees
While people of Darden are united by our compelling, values-based culture and common vision, we embrace and celebrate our individual differences. As one of the largest employers in the United States, we are strong because we bring together people with diverse talents and backgrounds and place no limits on what they can achieve individually and collectively.


DARDEN

2008 Brilliance Award Winner
Named for our former chairman, the Joe R. Lee Brilliance Award is given annually to individuals and teams who provide outstanding support and demonstrate "brilliance with the basics" in our Restaurant Support Center. This is one of the many ways we reinforce our culture of recognition and celebrating success.



Green Team At Work

Our commitment to being a responsible corporate citizen is integral to our continued growth. To help preserve and enhance our planet and its resources, Darden is focused on four main areas where we can make a difference: Food Safety; Seafood Sustainability; People; and Energy, Water & Waste. Each of our nearly 1,800 restaurants has a "Green Team" to ensure the implementation of enterprise sustainability practices and to identify new opportunities.

Building Better Lives

Corporate Social Responsibility

Darden is a company that strives to make a positive difference in the lives of others. That is the cornerstone of our culture and is reflected in our passion for our guests and employees. But our desire to make a difference extends beyond our restaurants. It fuels our support for our communities – with a special emphasis on providing opportunity by helping ensure young people have access to post-secondary education.

Whether contributing our time, money or providing opportunity, we balance our concern and commitment to people, the planet and our business. And that means we act ethically, responsibly and with a big heart in all we do.



Boys & Girls Club And College Summit

To help young people across the country realize their potential, Darden has expanded our partnership with the Boys & Girls Clubs of America and established a new partnership with College Summit, a nonprofit organization that works with schools to strengthen college-going culture. Our goal with each is to help enhance the ability of talented and determined young men and women to access post-secondary education. We know firsthand that with a helping hand, these young people can lead us into a bright and vibrant future.

BOYS & GIRLS CLUBS OF AMERICA

Executive and Operating Teams

Darden Restaurants, Inc.

Ronald Bojalad
Senior Vice President,
Group Human Resources

JJ Buettgen
Senior Vice President,
New Business Development




Valerie Collins
Senior Vice President,
Corporate Controller

David George
President,
LongHorn Steakhouse




Eugene Lee
President,
Specialty Restaurant Group

Kim Lopdrup
Senior Vice President,
President, Red Lobster




Robert McAdam
Senior Vice President,
Government and
Community Affairs

Barry Moullet
Senior Vice President,
Supply Chain




Daisy Ng
Senior Vice President,
Human Resources

David Pickens
Senior Vice President,
President, Olive Garden




C. Bradford Richmond
Senior Vice President,
Chief Financial Officer

Paula Shives
Senior Vice President,
General Counsel and Secretary




Suk Singh
Senior Vice President, Development



Board of Directors

Darden Restaurants, Inc.

Dr. Leonard L. Berry
Presidential Professor for Teaching Excellence, Distinguished Professor of Marketing, and M.B. Zale Chair in Retailing and Marketing Leadership, Mays Business School, Texas A&M University.





Odie C. Donald
President of Odie Donald Investment Enterprises, LLC, a private investment firm; Retired President of DIRECTV, Inc., a satellite television service.

Christopher J. (CJ) Fraleigh
Chief Operating Officer of Sara Lee North America and Executive Vice President of Sara Lee Corporation, a global manufacturer and marketer of brand name consumer products.





David H. Hughes
Retired Chairman of the Board of Hughes Supply, Inc., a building supply company.

Charles A. Ledsinger, Jr.
Chairman of Realty Investment Company, Inc., a private operating and investment company. Chairman of Sunburst Hospitality Corporation, a private hotel and real estate operator. Retired Vice Chairman and Chief Executive Officer of Choice Hotels International, a lodging franchisor.





William M. Lewis, Jr.
Managing Director and Co-Chairman of Investment Banking for Lazard Ltd., an investment banking firm.

Senator Connie Mack, III
Partner and Senior Policy Advisor of Liberty Partners of Florida, LLC, a firm specializing in the development of successful advocacy strategies at the state level of government. Senior Policy Advisor for King & Spalding LLP, a law firm. Former U.S. Senator.





Andrew H. Madsen
President and Chief Operating Officer, Darden Restaurants, Inc.

Clarence Otis, Jr.
Chairman of the Board and Chief Executive Officer, Darden Restaurants, Inc.





Michael D. Rose
Chairman of the Board of First Horizon National Corporation, a national financial services company; Chairman, Executive Committee, of Gaylord Entertainment Company, a diversified entertainment company.

Maria A. Sastre
President and Chief Executive Officer of Take Stock in Children, a non-profit organization providing scholarships and mentors to Florida's low-income, at-risk children and Retired Vice President, International, Latin America and Caribbean Sales and Marketing, Royal Caribbean Cruises Ltd., a global cruise line company.





Jack A. Smith
President of SMAT, Inc., a private consulting company; Founder and retired Chairman of the Board of The Sports Authority, Inc., a national sporting goods chain.

2009 Financial Review

Comparison of Five-Year Total Return for Darden Restaurants, Inc., S&P 500 Stock Index and S&P Restaurants Index


Darden Restaurants, Inc.
S&P 500 Stock Index
S&P Restaurants Index
$300
$200
$100
$ 0
May-04
May-05
May-06
May-07
May-08
May-09

	5/30/04	5/29/05	5/28/06	5/27/07	5/25/08	5/31/09
Darden Restaurants Inc.	$100.00	$146.20	$164.64	$206.55	$147.73	$173.02
S&P 500 Stock Index	$100.00	$108.89	$119.36	$143.98	$133.32	$ 91.52
S&P Restaurants Index	$100.00	$128.80	$145.55	$186.91	$189.86	$190.41

MD&A Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis below for Darden Restaurants, Inc. (Darden, the Company, we, us or our) should be read in conjunction with our consolidated financial statements and related financial statement notes found elsewhere in this report.

We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2009 consisted of 53 weeks of operation. Fiscal 2008 and 2007 each consisted of 52 weeks of operation. We have included in this discussion certain financial information for fiscal 2009 on a 52-week basis to assist investors in making comparisons to our prior fiscal years. Results presented on a 52-week basis exclude the last week of fiscal 2009.

OVERVIEW OF OPERATIONS

Our business operates in the full-service dining segment of the restaurant industry, primarily in the United States. At May 31, 2009, we operated 1,773 Red Lobster®, Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Bahama Breeze®, Seasons 52®, Hemenway's Seafood Grille & Oyster Bar® and The Old Grist Mill Tavern® restaurants in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except three. Those three restaurants are located in Central Florida and are owned by joint ventures managed by us. The joint ventures pay management fees to us, and we control the joint ventures' use of our service marks. None of our restaurants in the United States or Canada are franchised. As of May 31, 2009, we franchised five LongHorn Steakhouse restaurants in Puerto Rico to an unaffiliated franchisee, and 25 Red Lobster restaurants in Japan to an unaffiliated Japanese corporation, under area development and franchise agreements.

Our sales from continuing operations were $7.22 billion in fiscal 2009 compared to $6.63 billion in fiscal 2008. The 8.9 percent increase was primarily driven by the contributions of LongHorn Steakhouse and The Capital Grille for the entire fiscal year, the addition of 38 net new Olive Gardens, 16 net new LongHorn Steakhouses, 10 net new Red Lobsters and five new The Capital Grilles, the impact of the 53rd week and same-restaurant sales increases at Olive Garden. Although our combined same-restaurant sales for Olive Garden, Red Lobster and LongHorn Steakhouse declined 1.4 percent, this compares to a decline of 5.6 percent for the Knapp-Track™ benchmark of U.S. same-restaurant sales excluding Darden. Net earnings from continuing operations for fiscal 2009 were $371.8 million ($2.65 per diluted share) compared with net earnings from continuing operations for fiscal 2008 of $369.5 million ($2.55 per diluted share). Net earnings from continuing operations for fiscal 2009 increased 0.6 percent and diluted net earnings per share from continuing operations increased 3.9 percent compared with fiscal 2008. Integration costs and purchase accounting adjustments related to the acquisition of RARE Hospitality International, Inc. (RARE) reduced diluted net earnings per share from continuing operations by approximately ten cents and 19 cents in fiscal 2009 and 2008, respectively. The additional operating week in fiscal 2009 contributed approximately six cents of diluted net earnings per share in fiscal 2009.

Our net earnings from discontinued operations were $0.4 million, and $7.7 million for fiscal 2009 and 2008, respectively. Our diluted net earnings per share from discontinued operations were $0.00 and $0.05 for fiscal 2009 and 2008, respectively. The gain on the sale of the 73 Smokey Bones Barbeque & Grill (Smokey Bones) restaurants contributed approximately $0.08 to diluted net earnings per share from discontinued operations in fiscal 2008. When combined with results from continuing operations, our diluted net earnings per share were $2.65 and $2.60 for fiscal 2009 and 2008, respectively.

During the second quarter of fiscal 2008, we completed the acquisition of RARE for approximately $1.27 billion in total purchase price. RARE owned two principal restaurant concepts, LongHorn Steakhouse and The Capital Grille, of which 288 and 29 locations, respectively, were in operation as of the date of acquisition. The acquisition was completed on October 1, 2007 and the acquired operations are included in our consolidated financial statements from the date of acquisition.

During fiscal 2007 and 2008 we closed or sold all Smokey Bones and Rocky River Grillhouse restaurants and we closed nine Bahama Breeze restaurants. These restaurants and their related activities have been classified as discontinued operations. Therefore, for the fiscal 2009, 2008 and 2007 years, all impairment charges and disposal costs, gains and losses on disposition, along with the sales, costs and expenses and income taxes attributable to these restaurants have been aggregated in a single caption entitled "Earnings (losses) from discontinued operations, net of tax expense (benefit)" on the consolidated statements of earnings found elsewhere in this report.

In fiscal 2010, we expect a net increase of approximately 50 to 55 restaurants. On a 52-week comparison basis, we expect combined U.S. same-restaurant sales in fiscal 2010 to be between a 2 percent decrease to flat for Red Lobster, Olive Garden and LongHorn Steakhouse. Based on fiscal 2009 sales of $7.22 billion, we expect fiscal 2010 sales to range from a 1 percent decrease to a 1 percent increase. Based on fiscal 2009 diluted net earnings per share of $2.65, we expect fiscal 2010 diluted net earnings per share to range from a 2 percent decrease to an 8 percent increase. Excluding the impact of the 53rd week in fiscal 2009, fiscal 2010 total sales growth is expected to increase between 1 percent and 3 percent, and diluted net earnings per share growth from continuing operations is expected to range from flat to an increase of 10 percent.

In June 2009, we announced a quarterly dividend of 25 cents per share, payable on August 3, 2009. Previously, our quarterly dividend was 20 cents per share, or 80 cents per share on an annual basis. Based on the 25 cent quarterly dividend declaration, our indicated annual dividend is $1.00 per share, a 25 percent increase. Dividends are subject to the approval of the Company's Board of Directors and, accordingly, the timing and amount of our dividends are subject to change.

Our mission is to be the best in full-service dining, now and for generations. We believe we can achieve this goal by continuing to build on our strategy to be a multi-brand restaurant growth company, which is grounded in:

- Competitively superior leadership;
- Strong brand building that reflects brand management and restaurant operating excellence; and
- Brand support excellence.

MD&A Management's Discussion and Analysis of Financial Condition and Results of Operations

We seek to increase profits by leveraging our fixed and semi-fixed costs with sales from new restaurants and increased guest traffic and sales at existing restaurants. To evaluate our operations and assess our financial performance, we monitor a number of operating measures, with a special focus on two key factors:

- Same-restaurant sales – which is a year-over-year comparison of each period's sales volumes for restaurants open at least 16 months, including recently acquired restaurants, regardless of when the restaurants were acquired; and
- Restaurant earnings – which is restaurant-level profitability (restaurant sales, less restaurant-level cost of sales, marketing and depreciation).

Increasing same-restaurant sales can improve restaurant earnings because these incremental sales provide better leverage of our fixed and semi-fixed restaurant-level costs. A restaurant concept can generate same-restaurant sales increases through increases in guest traffic, increases in the average guest check, or a combination of the two. The average guest check can be impacted by menu price changes and by the mix of menu items sold. For each restaurant concept, we gather daily sales data and regularly analyze the guest traffic counts and the mix of menu items sold to aid in developing menu pricing, product offerings and promotional strategies. We view same-restaurant guest counts as a measure of the long-term health of a restaurant concept, while increases in average check and menu mix may contribute more significantly to near-term profitability. We focus on balancing our pricing and product offerings with other initiatives to produce sustainable same-restaurant sales growth.

We compute same-restaurant sales using restaurants open at least 16 months because this period is generally required for new restaurants sales levels to normalize. Sales at newly opened restaurants generally do not make a significant contribution to profitability in their initial months of operation due to operating inefficiencies. Our sales and expenses can be impacted significantly by the number and timing of the opening of new restaurants and the closing, relocation and remodeling of existing restaurants. Pre-opening expenses each period reflect the costs associated with opening new restaurants in current and future periods.

There are significant risks and challenges that could impact our operations and ability to increase sales and earnings. The full-service restaurant industry is intensely competitive and sensitive to economic cycles and other business factors, including changes in consumer tastes and dietary habits. Other risks and uncertainties are discussed and referenced in the subsection below entitled "Forward-Looking Statements."

RESULTS OF OPERATIONS FOR FISCAL 2009, 2008 AND 2007

The following table sets forth selected operating data as a percentage of sales from continuing operations for the fiscal years ended May 31, 2009, May 25, 2008 and May 27, 2007. This information is derived from the consolidated statements of earnings found elsewhere in this report. Additionally, this information and the following analysis have been presented with the results of operations, gains and losses on disposition, impairment charges and closing costs for the Smokey Bones and Rocky River Grillhouse restaurants and the nine closed Bahama Breeze restaurants classified as discontinued operations for all periods presented. The results of operations of the LongHorn Steakhouse, The Capital Grille, Hemenway's Seafood Grille & Oyster Bar and The Old Grist Mill Tavern restaurants have been included for all periods subsequent to their acquisition by Darden in the second quarter of fiscal 2008.

	Fiscal Years		
	2009	2008	2007
Sales	*100.0%*	*100.0%*	*100.0%*
Costs and expenses:			
Cost of sales:			
Food and beverage	30.5	30.1	29.0
Restaurant labor	32.0	32.1	32.5
Restaurant expenses	15.6	15.3	15.0
Total cost of sales, excluding restaurant depreciation and amortization of 3.7%, 3.5% and 3.3%, respectively	78.1%	77.5%	76.5%
Selling, general and administrative	9.2	9.7	9.6
Depreciation and amortization	3.9	3.7	3.6
Interest, net	1.5	1.3	0.7
Asset impairment, net	0.2	0.0	0.1
Total costs and expenses	92.9%	92.2%	90.5%
Earnings before income taxes	7.1	7.8	9.5
Income taxes	(1.9)	(2.2)	(2.7)
Earnings from continuing operations	5.2	5.6	6.8
Earnings (losses) from discontinued operations, net of taxes	0.0	0.1	(3.2)
Net earnings	5.2%	5.7%	3.6%

SALES

Sales from continuing operations were $7.22 billion in fiscal 2009, $6.63 billion in fiscal 2008 and $5.57 billion in fiscal 2007. The 8.9 percent increase in sales from continuing operations for fiscal 2009 was primarily driven by the contributions of LongHorn Steakhouse and The Capital Grille for the entire fiscal year, the addition of 38 net new Olive Gardens, 16 net new LongHorn Steakhouses, 10 net new Red Lobsters and five new The Capital Grilles in fiscal 2009, the impact of the 53rd week and same-restaurant sales increases at Olive Garden. The 53rd week contributed $123.7 million of sales in fiscal 2009.

Olive Garden sales of $3.29 billion in fiscal 2009 were 7.2 percent above last year. Olive Garden opened 38 net new restaurants during fiscal 2009. On a 52-week basis, annual U.S. same-restaurant sales for Olive Garden increased 0.3 percent due to a 2.6 percent increase in average guest check, partially offset by a 2.3 percent decrease in same-restaurant guest counts. Average annual sales per restaurant for Olive Garden were $4.8 million in fiscal 2009 (52-week basis) compared to $4.9 million in fiscal 2008.

Red Lobster sales of $2.62 billion in fiscal 2009 were 0.2 percent below last year. Red Lobster opened 10 net new restaurants during fiscal 2009. On a 52-week basis, annual U.S. same-restaurant sales for Red Lobster decreased 2.2 percent due to a 5.1 percent decrease in same-restaurant guest counts, partially offset by a 2.9 percent increase in average guest check. Average annual sales per restaurant for Red Lobster were $3.8 million in fiscal 2009 (52-week basis) compared to $3.9 million in fiscal 2008.

LongHorn Steakhouse sales of $888.4 million in fiscal 2009 were 3.6 percent above the comparable prior year period (which included the period from May 28, 2007 to September 30, 2007 in RARE's separately reported results of operations), driven by revenue from 16 net new restaurants, partially offset by a same-restaurant sales decrease. On a 52-week basis, annual same-restaurant sales for LongHorn Steakhouse decreased 5.6 percent due to a 7.3 percent decrease in same-restaurant guest counts, partially offset by a 1.7 percent increase in average guest check. Average annual sales per restaurant for LongHorn Steakhouse were $2.8 million in fiscal 2009 (52-week basis) compared to $2.9 million in fiscal 2008.

The Capital Grille sales of $234.4 million in fiscal 2009 were 3.3 percent below the comparable prior year period (which included the period from May 28, 2007 to September 30, 2007 in RARE's separately reported results of operations), driven by a same-restaurant sales decrease partially offset by revenue from five new restaurants. On a 52-week basis, annual same-restaurant sales for The Capital Grille decreased 15.5 percent due to a 16.3 percent decrease in same-restaurant guest counts, partially offset by a 0.8 percent increase in average guest check. Average annual sales per restaurant for The Capital Grille were $6.8 million in fiscal 2009 (52-week basis) compared to $8.1 million in fiscal 2008.

Bahama Breeze sales of $131.4 million in fiscal 2009 were 2.9 percent below last year. On a 52-week basis, annual same-restaurant sales for Bahama Breeze decreased 6.0 percent due to a 7.8 percent decrease in same-restaurant guest counts, partially offset by a 1.8 percent increase in average guest check. Average annual sales per restaurant for Bahama Breeze were $5.5 million in fiscal 2009 (52-week basis) compared to $5.9 million in fiscal 2008.

The 19.0 percent increase in Company-wide sales for fiscal 2008 versus fiscal 2007 was primarily due to the acquisition of RARE in the second quarter of fiscal 2008, a net increase of 39 Olive Garden restaurants, and U.S. same-restaurant sales increases at Olive Garden and Red Lobster. Olive Garden's fiscal 2008 sales of $3.07 billion were 10.0 percent above fiscal 2007 sales. U.S. same-restaurant sales for Olive Garden increased 4.9 percent in fiscal 2008 due to a 3.0 percent increase in average guest check and a 1.9 percent increase in same-restaurant guest counts. Average annual sales per restaurant for Olive Garden were $4.9 million in fiscal 2008 compared to $4.7 million in fiscal 2007. Red Lobster's sales of $2.63 billion in fiscal 2008 were 1.0 percent above fiscal 2007 sales. In fiscal 2008, its U.S. same-restaurant sales increased 1.1 percent due to a 2.4 percent increase in average guest check, partially offset by a 1.3 percent decrease in guest counts. Average annual sales per restaurant for Red Lobster were $3.9 million in fiscal 2008 compared to $3.8 million in fiscal 2007. LongHorn Steakhouse's fiscal 2008 (for the period October 1, 2007 through May 25, 2008) sales of $574.9 million were 6.9 percent above the comparable prior year period (which were included in RARE's separately reported results of operations), driven by revenue from 24 net new restaurants, partially offset by a same-restaurant sales decrease. Annual same-restaurant sales for LongHorn Steakhouse decreased 1.9 percent due to a 4.2 percent decrease in same-restaurant guest counts, partially offset by a 2.3 percent increase in average guest check. Average annual sales per restaurant for LongHorn Steakhouse were $2.9 million in fiscal 2008. The Capital Grille's fiscal 2008 (for the period October 1, 2007 through May 25, 2008) sales of $169.8 million were 11.6 percent above the comparable prior year period (which were included in RARE's separately reported results of operations), driven by revenue from four net new restaurants, partially offset by a same-restaurant sales decrease. Annual same-restaurant sales for The Capital Grille decreased 1.1 percent due to a 4.4 percent decrease in same-restaurant guest counts, partially offset by a 3.3 percent increase in average guest check. Average annual sales per restaurant for The Capital Grille were $8.1 million in fiscal 2008. Bahama Breeze fiscal 2008 sales from continuing operations of $135.2 million decreased 1.9 percent from fiscal 2007. On a continuing operations basis, Bahama Breeze same-restaurant sales decreased 1.8 percent in fiscal 2008 and average annual sales per restaurant for Bahama Breeze in fiscal 2008 were $5.9 million.

COSTS AND EXPENSES

Total costs and expenses from continuing operations were $6.70 billion in fiscal 2009, $6.11 billion in fiscal 2008 and $5.04 billion in fiscal 2007. As a percent of sales, total costs and expenses from continuing operations in fiscal 2009 were 92.9 percent, which increased from 92.2 percent in fiscal 2008 and 90.5 percent in fiscal 2007.

Food and beverage costs increased $204.1 million, or 10.2 percent, from $2.00 billion in fiscal 2008 to $2.20 billion in fiscal 2009. Food and beverage costs increased $380.1 million, or 23.5 percent, from $1.62 billion in fiscal 2007 to $2.00 billion in fiscal 2008. As a percent of sales, food and beverage costs increased from fiscal 2008 to fiscal 2009 primarily as a result of the acquisition of RARE, whose concepts have historically had higher food and beverage costs, as a percent of sales, compared to our consolidated average prior to the acquisition, as well as increases in food costs, such as dairy, wheat and pork, which were partially offset by pricing increases and decreases in seafood costs. As a percent of sales, food and beverage costs increased from fiscal 2007 to fiscal 2008 primarily as a result of the acquisition of RARE, whose concepts have historically had higher food and beverage costs, as a percent of sales, compared to our consolidated average prior to the acquisition. As a percent of sales, food and beverage costs also increased as a result of an increase in food costs, such as dairy, wheat, non-perishables and seafood, partially offset by pricing increases.

Restaurant labor costs increased $183.5 million, or 8.6 percent, from $2.12 billion in fiscal 2008 to $2.31 billion in fiscal 2009. Restaurant labor costs increased $316.5 million, or 17.5 percent, from $1.81 billion in fiscal 2007 to $2.12 billion in fiscal 2008. As a percent of sales, restaurant labor costs decreased in fiscal 2009 primarily as a result of the acquisition of RARE, whose concepts have historically had lower restaurant labor costs, as a percent of sales, compared to our consolidated average prior to the acquisition, as well as pricing and lower employee medical costs. As a percent of sales, this decrease in restaurant labor costs was partially offset by an increase in wage rates and manager compensation. As a percent of sales, restaurant labor costs decreased in fiscal 2008 from fiscal 2007 primarily as a result of the acquisition of RARE, whose concepts have historically had lower restaurant labor costs, as a percent of sales, compared to our consolidated average prior to the acquisition, as well as sales growth leveraging. As a percent of sales, this decrease in restaurant labor costs was partially offset by an increase in wage rates, benefit costs and manager compensation.

Restaurant expenses (which include lease, property tax, credit card, utility, workers' compensation, insurance, new restaurant pre-opening and other restaurant-level operating expenses) increased $110.6 million, or 10.9 percent, from $1.02 billion in fiscal 2008 to $1.13 billion in fiscal 2009. Restaurant expenses increased $183.3 million, or 22.0 percent, from $834.5 million in fiscal 2007 to $1.02 billion in fiscal 2008. As a percent of sales, restaurant expenses increased in fiscal 2009 as compared to fiscal 2008 primarily as a result of higher utility costs, RARE's higher restaurant expenses as a percentage of sales compared to our consolidated average prior to the acquisition and integration costs and purchase accounting adjustments related to the RARE acquisition, partially offset by a decrease in credit card expense. As a percent of sales, restaurant expenses increased in fiscal 2008 as compared to fiscal 2007 primarily as a result of RARE's higher restaurant expenses as a percentage of sales compared to our consolidated average prior to the acquisition and integration costs and purchase accounting adjustments related to the RARE acquisition, partially offset by increased sales growth leveraging.

Selling, general and administrative expenses increased $23.9 million, or 3.7 percent, from $641.7 million in fiscal 2008 to $665.6 million in fiscal 2009. Selling, general and administrative expenses increased $107.1 million, or 20.0 percent, from $534.6 million in fiscal 2007 to $641.7 million in fiscal 2008. As a percent of sales, selling, general and administrative expenses decreased from fiscal 2008 to fiscal 2009 primarily as a result of a reduction in transaction and integration-related costs and purchase accounting adjustments related to the RARE acquisition, market driven changes in fair value related to our non-qualified deferred compensation plans, sales growth leveraging and lower corporate level expenses as a result of savings initiatives, partially offset by an increase in advertising expenses. As a percent of sales, selling, general and administrative expenses were essentially flat from fiscal 2007 to fiscal 2008 primarily as a result of transaction and integration-related costs and purchase accounting adjustments related to the RARE acquisition and increased legal costs, which were offset by increased sales growth leveraging.

Depreciation and amortization expense increased $37.4 million, or 15.2 percent, from $245.7 million in fiscal 2008 to $283.1 million in fiscal 2009. Depreciation and amortization expense increased $45.3 million, or 22.6 percent, from $200.4 million in fiscal 2007 to $245.7 million in fiscal 2008. As a percent of sales, depreciation and amortization expense increased in fiscal 2009 as a result of new restaurant openings, which was partially offset by increased sales growth leveraging. As a percent of sales, depreciation and amortization expense increased in fiscal 2008 as compared to fiscal 2007 as a result of new restaurant activity, including the acquisition of RARE, which was partially offset by increased sales growth leveraging.

Net interest expense increased $21.7 million, or 25.3 percent, from $85.7 million in fiscal 2008 to $107.4 million in fiscal 2009. Net interest expense increased $45.6 million, or 113.7 percent, from $40.1 million in fiscal 2007 to $85.7 million in fiscal 2008. As a percent of sales, net interest expense increased in fiscal 2009 compared to fiscal 2008 due mainly to an increase in average long-term debt balances, partially offset by a decrease in interest rates on our short-term debt. As a percent of sales, net interest expense increased in fiscal 2008 compared to fiscal 2007 due mainly to an increase in average long-term debt balances, primarily as a result of the RARE acquisition.

During fiscal 2009, 2008 and 2007, we recognized asset impairment charges of $12.0 million, $0.0 million and $2.4 million, respectively, related primarily to the planned closure, disposal, relocation or rebuilding of certain restaurants and write downs of assets held for disposition reported in continuing operations.

INCOME TAXES

The effective income tax rates for fiscal 2009, 2008 and 2007 continuing operations were 27.5 percent, 28.2 percent and 29.0 percent, respectively. The decrease in our effective rate for fiscal 2009 is due primarily to a decrease in our federal effective rate related to an increase in FICA tax credits for employee reported tips. The decrease in our effective rate from fiscal 2007 to fiscal 2008 was due primarily to a decrease in our effective state income tax rate due to the favorable resolution of prior year tax matters expensed in prior years in addition to a decrease in our federal effective rate related to an increase in FICA tax credits for employee reported tips.

NET EARNINGS AND NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS

Net earnings from continuing operations for fiscal 2009 were $371.8 million ($2.65 per diluted share) compared with net earnings from continuing operations for fiscal 2008 of $369.5 million ($2.55 per diluted share) and net earnings from continuing operations for fiscal 2007 of $377.1 million ($2.53 per diluted share).

Net earnings from continuing operations for fiscal 2009 increased 0.6 percent and diluted net earnings per share from continuing operations increased 3.9 percent compared with fiscal 2008. Integration costs and purchase accounting adjustments related to the acquisition of RARE reduced diluted net earnings per share from continuing operations by approximately ten cents and 19 cents in fiscal 2009 and 2008, respectively. The additional operating week in fiscal 2009 contributed approximately six cents of diluted net earnings per share in fiscal 2009. Diluted net earnings per share from continuing operations also benefited from the cumulative impact our share repurchase program.

Fiscal 2008 net earnings from continuing operations decreased 2.0 percent and diluted net earnings per share increased 0.8 percent compared with fiscal 2007. The decrease in net earnings from continuing operations was primarily due to transaction and integration-related costs and purchase accounting adjustments related to the RARE acquisition of approximately $44.8 million, on a pre-tax basis, in addition to increased food and beverage costs and interest costs, which were only partially offset by the operating profit contributions of LongHorn Steakhouse and The Capital Grille. While net earnings from continuing operations declined slightly, diluted net earnings per share from continuing operations increased slightly due to a reduction in the average diluted shares outstanding from fiscal 2007 to fiscal 2008, primarily as a result of the cumulative impact of our continuing repurchase of our common stock.

EARNINGS (LOSSES) FROM DISCONTINUED OPERATIONS

On an after-tax basis, earnings from discontinued operations for fiscal 2009 were $0.4 million ($0.00 per diluted share) compared with earnings from discontinued operation for fiscal 2008 of $7.7 million ($0.05 per diluted share) and losses from discontinued operations for fiscal 2007 of $175.7 million ($1.18 per diluted share). During fiscal 2008, we recorded an $18.0 million gain on disposal related to the sale of the operating Smokey Bones restaurants. Losses from discontinued operations for fiscal 2007 were primarily due to asset impairment charges and closing costs of $236.4 million ($146.0 million after tax) and $13.7 million ($8.5 million after tax), respectively, related to the decision to close or hold for sale all Smokey Bones and Rocky River Grillhouse restaurants and $12.7 million ($7.8 million after tax) and $2.7 million ($1.7 million, net of tax) of asset impairment charges and closing costs, respectively, related to the closure of nine Bahama Breeze restaurants in fiscal 2007.

SEASONALITY

Our sales volumes fluctuate seasonally. During fiscal 2009, our average sales per restaurant were highest in the summer and spring, followed by the winter, and lowest in the fall. During 2008 and 2007 our average sales per restaurant were highest in the spring and winter, followed by the summer, and lowest in the fall. Holidays, changes in the economy, severe weather and similar conditions may impact sales volumes seasonally in some operating regions. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

IMPACT OF INFLATION

We attempt to minimize the annual effects of inflation through appropriate planning, operating practices and menu price increases. Although we experienced higher than normal inflationary costs during the first half of fiscal 2009, consistent with those experienced during fiscal 2008, the overall impact of inflation was less than in fiscal 2008 as these inflationary costs subsided during the second half of fiscal 2009. We do not believe inflation had a significant overall effect on our annual results of operations during fiscal 2007. During periods of higher than expected inflationary costs, we have been able to reduce the annual impact utilizing these strategies.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

The Company's significant accounting policies are more fully described in Note 1 to the Company's consolidated financial statements. However, certain of the Company's accounting policies that are considered critical are those we believe are both most important to the portrayal of our financial condition and operating results and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Land, Buildings and Equipment

Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from two to ten years, also using the straight-line method.

Our accounting policies regarding land, buildings and equipment, including leasehold improvements, include our judgments regarding the estimated useful lives of these assets, the residual values to which the assets are depreciated or amortized, the determination of what constitutes expected lease term and the determination as to what constitutes enhancing the value of or increasing the life of existing assets. These judgments and estimates may produce materially different amounts of reported depreciation and amortization expense if different assumptions were used. As discussed further below, these judgments may also impact our need to recognize an impairment charge on the carrying amount of these assets as the cash flows associated with the assets are realized, or as our expectations of estimated future cash flows change.

Leases

We are obligated under various lease agreements for certain restaurants. For operating leases, we recognize rent expense on a straight-line basis over the expected lease term, including option periods as described below. Capital leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term.

Within the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods we are reasonably assured to exercise because failure to exercise such options would result in an economic penalty to the Company. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. The leasehold improvements and property held under capital leases for each restaurant facility are amortized on the straight-line method over the shorter of the estimated life of the asset or the same expected lease term used for lease accounting purposes. Many of our leases have renewal periods totaling five to 20 years, exercisable at our option, and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based upon sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved.

Our judgments related to the probable term for each restaurant affect the classification and accounting for leases as capital versus operating, the rent holidays and escalation in payments that are included in the calculation of straight-line rent and the term over which leasehold improvements for each restaurant facility are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

Impairment of Long-Lived Assets

Land, buildings and equipment and certain other assets, including definite lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If these assets are determined to be impaired, the amount of impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined by appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for sale when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. For assets that meet the held for sale criteria, we separately evaluate whether those assets also meet the requirements to be reported as discontinued operations. Principally, if we discontinue cash flows and no longer have any significant continuing involvement with respect to the operations of the assets, we classify the assets and related results of operations as discontinued. We consider guest transfer (an increase in guests at another location as a result of the closure of a location) as continuing cash flows and evaluate the significance of expected guest transfer when evaluating a restaurant for discontinued operations reporting. To the extent we dispose of enough assets where classification between continuing operations and discontinued operations would be material to our consolidated financial statements, we utilize the reporting provisions for discontinued operations. Assets whose disposal is not probable within one year remain in land, buildings and equipment until their disposal is probable within one year.

We account for exit or disposal activities, including restaurant closures, in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Such costs include the cost of disposing of the assets as well as other facility-related expenses from previously closed restaurants. These costs are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income. Any subsequent adjustments to that liability as a result of lease termination or changes in estimates of sublease income are recorded in the period incurred. Upon disposal of the assets, primarily land, associated with a closed restaurant, any gain or loss is recorded in the same caption within our consolidated statements of earnings as the original impairment.

The judgments we make related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of the carrying amounts of these assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, changes in usage or operating performance, desirability of the restaurant sites and other factors, such as our ability to sell our assets held for sale. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors could cause us to realize a material impairment charge. During fiscal 2009, we recognized asset impairment charges of $12.0 million ($7.4 million after tax), primarily related to the write-down of assets to be disposed of, the permanent closure of one LongHorn Steakhouse and the write-down of another LongHorn Steakhouse based on an evaluation of expected cash flows. Asset impairment charges are included in asset impairment, net on our consolidated statements of earnings. During fiscal 2008 we recognized no asset impairment charges. During fiscal 2007, we recognized asset impairment charges of $236.4 million ($146.0 million after tax), primarily related to the decision to close or hold for sale all Smokey Bones and Rocky River Grillhouse restaurants, and we recognized impairment charges of $12.7 million ($7.8 million after tax) related to the decision to permanently close nine Bahama Breeze restaurants. The impairment charges were based on a comparison of the net book value and the estimated fair value of the restaurants. These charges are included in losses from discontinued operations, net of tax on our consolidated statements of earnings. In fiscal 2007, we also recognized $2.4 million ($1.5 million after tax) of impairment charges, included in asset impairment, net on our consolidated statements of earnings, primarily related to the permanent closing of one Red Lobster and one Olive Garden.

Valuation and Recoverability of Goodwill and Indefinite-Lived Intangible Assets

We review our goodwill and other indefinite-lived intangible assets, primarily our trademarks, for impairment annually, as of the first day of our fourth fiscal quarter or more frequently if indicators of impairment exist. Goodwill and other indefinite-lived intangible assets not subject to amortization have been assigned to reporting units for purposes of impairment testing. The reporting units are our restaurant concepts. At May 31, 2009 and May 25, 2008, we had goodwill of $518.7 million and $519.9 million, respectively, and trademarks of $454.4 million and $455.0 million, respectively.

A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements.

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit's fair value to its carrying value. We estimate fair value using the best information available, including market information and discounted cash flow projections also referred to as the income approach. The income approach uses a reporting unit's projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management's best estimates of economic and market conditions over the projected period including growth rates in sales, costs and number of units, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. We validate our estimates of fair value under the income approach by comparing the values to fair value estimates using a market approach. A market approach estimates fair value by applying cash flow multiples to the reporting unit's operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics of the reporting units.

If the fair value of the reporting unit is higher than its carrying value, goodwill is deemed not to be impaired, and no further testing is required. If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. Specifically, we would allocate the fair value to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, we would record an impairment charge for the difference.

Consistent with our accounting policy for goodwill and other indefinite-lived intangibles, we performed our annual impairment test of our goodwill and other indefinite-lived intangible assets as of the first day of our fourth fiscal quarter. As of the beginning of our fourth fiscal quarter, we had six reporting units; Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze and Seasons 52. Two of these reporting units, LongHorn Steakhouse and The Capital Grille, have a significant amount of goodwill. As part of our process for performing the step one impairment test of goodwill, we estimated the fair value of our reporting units utilizing the income approach described above, to derive an enterprise value of the Company. We reconciled the enterprise value to our overall estimated market capitalization. The estimated market capitalization considers recent trends in our market capitalization and an expected control premium, based on comparable transactional history. Based on the results of the step one impairment test, no impairment charges of goodwill were required.

We also performed sensitivity analyses on our estimated fair value using the income approach of LongHorn Steakhouse and The Capital Grille given the significance of goodwill related to these reporting units. A key assumption in our fair value estimate is the weighted-average cost of capital utilized for discounting our cash flow estimates in our income approach. We selected a weighted-average cost of capital for LongHorn Steakhouse of 12.0 percent and The Capital Grille of 12.5 percent. We noted that an increase in the weighted-average cost of capital of approximately 100 basis points on LongHorn Steakhouse would result in impairment of a portion of its goodwill. We also noted that an increase in the weighted-average cost of capital of approximately 35 basis points on The Capital Grille would result in impairment of a portion of its goodwill.

The fair value of other indefinite-lived intangible assets, primarily trademarks, are estimated and compared to the carrying value. We estimate the fair value of these intangible assets using the relief-from-royalty method, which requires assumptions related to projected revenues from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. We recognize an impairment loss when the estimated fair value of the indefinite-lived intangible asset is less than its carrying value. We completed our impairment test of our indefinite-lived intangibles and concluded as of the date of the test, there was no impairment of the trademarks for LongHorn Steakhouse and The Capital Grille. A key assumption in our fair value estimate is the discount rate utilized in the relief-from-royalty method. We selected a discount rate for LongHorn Steakhouse of 13.0 percent and The Capital Grille of 13.5 percent.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We noted that an increase in the discount rate of approximately 10 basis points on LongHorn Steakhouse would result in impairment of a portion of its trademark. We also noted that an increase in the discount rate of approximately 25 basis points on The Capital Grille would result in impairment of a portion of its trademark.

We determined that there was no goodwill or indefinite-lived intangible asset impairment as of the first day of our fourth fiscal quarter and no additional indicators of impairment were identified through the end of our fourth fiscal quarter that would require us to further test for impairment. However, declines in our market capitalization (reflected in our stock price) as well as in the market capitalization of others in the restaurant industry, declines in sales at our restaurants, and significant adverse changes in the operating environment for the restaurant industry may result in future impairment charges.

Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management's judgments and assumptions made in assessing the fair value of our goodwill, could result in an impairment charge of a portion or all of our goodwill or other indefinite-lived intangible assets. If we recorded an impairment charge, our financial position and results of operations would be adversely affected and our leverage ratio for purposes of our credit agreement would increase. A leverage ratio exceeding the maximum permitted under our credit agreement would be a default under our credit agreement. At May 31, 2009, a write down of goodwill, other indefinite-lived intangible assets, or any other assets in excess of approximately $750.0 million, on an after-tax basis, would have been required to cause our leverage ratio to exceed the permitted maximum. As our leverage ratio is determined on a quarterly basis and due to the seasonal nature of our business, a lesser amount of impairment in future quarters could cause our leverage ratio to exceed the permitted maximum.

We evaluate the useful lives of our other intangible assets, primarily intangible assets associated with the RARE acquisition, to determine if they are definite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Insurance Accruals

Through the use of insurance program deductibles and self-insurance, we retain a significant portion of expected losses under our workers' compensation, employee medical and general liability programs. However, we carry insurance for individual workers' compensation and general liability claims that exceed $0.5 million and $0.25 million, respectively. Accrued liabilities have been recorded based on our estimates of the anticipated ultimate costs to settle all claims, both reported and not yet reported.

Our accounting policies regarding these insurance programs include our judgments and independent actuarial assumptions about economic conditions, the frequency or severity of claims and claim development patterns and claim reserve, management and settlement practices. Unanticipated changes in these factors may produce materially different amounts of reported expense under these programs.

Income Taxes

We estimate certain components of our provision for income taxes. These estimates include, among other items, depreciation and amortization expense allowable for tax purposes, allowable tax credits for items such as taxes paid on reported employee tip income, effective rates for state and local income taxes and the tax deductibility of certain other items. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

Effective May 28, 2007 we adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Interest recognized in accordance with reserves for uncertain tax positions is included in interest, net in our consolidated statements of earnings. A corresponding liability for accrued interest is included as a component of other current liabilities in our consolidated balance sheets. Penalties, when incurred, are recognized in selling, general and administrative expenses.

We base our estimates on the best available information at the time that we prepare the provision. We generally file our annual income tax returns several months after our fiscal year-end. Income tax returns are subject to audit by federal, state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, Canada, and most states in the U.S. that have an income tax. With a few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Included in the balance of unrecognized tax benefits at May 31, 2009 is $7.6 million related to tax positions for which it is reasonably possible that the total amounts could materially change during the next twelve months based on the outcome of examinations or as a result of the expiration of the statute of limitations for specific jurisdictions. The $7.6 million relates to items that would impact our effective income tax rate.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operating activities provide us with a significant source of liquidity, which we use to finance the purchases of land, buildings and equipment, to pay dividends to our shareholders and to repurchase shares of our common stock. Since substantially all of our sales are for cash and cash equivalents, and accounts payable are generally due in five to 30 days, we are able to carry current liabilities in excess of current assets. In addition to cash flows from operations, we use a combination of long-term and short-term borrowings to fund our capital needs.

We currently manage our business and our financial ratios to maintain an investment grade bond rating, which allows flexible access to financing at reasonable costs. Currently, our publicly issued long-term debt carries "Baa3" (Moody's Investors Service), "BBB" (Standard & Poor's) and "BBB" (Fitch) ratings. Our commercial paper has ratings of "P-3" (Moody's Investors Service), "A-2" (Standard & Poor's) and "F-2" (Fitch). These ratings are as of the date of this annual report and have been obtained with the understanding that Moody's Investors Service, Standard & Poor's and Fitch will continue to monitor our credit and make future adjustments to these ratings to the extent warranted. The ratings are not a recommendation to buy, sell or hold our securities, may be changed, superseded or withdrawn at any time and should be evaluated independently of any other rating.

We maintain a $750.0 million revolving credit facility under a Credit Agreement (Revolving Credit Agreement) dated September 20, 2007 with Bank of America, N.A. (BOA), as administrative agent, and the lenders (Revolving Credit Lenders) and other agents party thereto. The Revolving Credit Agreement is a senior unsecured debt obligation of the Company and contains customary representations, affirmative and negative covenants (including limitations on liens and subsidiary debt, and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default usual for credit facilities of this type. As of May 31, 2009, we were in compliance with all covenants under the Revolving Credit Agreement.

The Revolving Credit Agreement matures on September 20, 2012, and the proceeds may be used for commercial paper back-up, working capital and capital expenditures, the refinancing of certain indebtedness as well as general corporate purposes. The Revolving Credit Agreement also contains a sub-limit of $150.0 million for the issuance of letters of credit. The borrowings and letters of credit obtained under the Revolving Credit Agreement may be denominated in U.S. Dollars, Euro, Sterling, Yen, Canadian Dollars and each other currency approved by the Revolving Credit Lenders. The Company may elect to increase the commitments under the Revolving Credit Agreement by up to $250.0 million (to an aggregate amount of up to $1.00 billion), subject to the Company obtaining commitments from new and existing lenders for the additional amounts.

Loans under the Revolving Credit Agreement bear interest at a rate of LIBOR plus a margin determined by reference to a ratings-based pricing grid, or the base rate (which is defined as the higher of the BOA prime rate and the Federal Funds rate plus 0.500 percent). Assuming a "BBB" equivalent credit rating level, the applicable margin under the Revolving Credit Agreement will be 0.350 percent. We may also request that loans under the Revolving Credit Agreement be made at interest rates offered by one or more of the Revolving Credit Lenders, which may vary from the LIBOR or base rate, for up to $100.0 million of borrowings. The Revolving Credit Agreement requires that we pay a facility fee on the total amount of the facility (ranging from 0.070 percent to 0.175 percent, based on our credit ratings) and, in the event that the outstanding amounts under the Revolving Credit Agreement exceed 50 percent of the Revolving Credit Agreement, a utilization fee on the total amount outstanding under the facility (ranging from 0.050 percent to 0.150 percent, based on our credit ratings).

Lehman Brothers Holdings Inc. and certain of its subsidiaries (Lehman Brothers) have filed for bankruptcy protection. A subsidiary of Lehman Brothers is one of the Revolving Credit Lenders with a commitment of $50.0 million, and has defaulted on its obligation to fund our request for borrowings under the Revolving Credit Agreement. Accordingly, as of May 31, 2009, we believe that our ability to borrow under the Revolving Credit Agreement is reduced by the amount of Lehman Brothers' commitment. After consideration of this reduction, in addition to borrowings currently outstanding and letters of credit backed by the Revolving Credit Agreement, as of May 31, 2009, we had $502.6 million of availability under the Revolving Credit Agreement.

On October 11, 2007, we issued $350.0 million of unsecured 5.625 percent senior notes due October 2012, $500.0 million of unsecured 6.200 percent senior notes due October 2017 and $300.0 million of unsecured 6.800 percent senior notes due October 2037 (collectively, the New Senior Notes) under a registration statement filed with the Securities and Exchange Commission (SEC) on October 9, 2007. Discount and issuance costs, which were $4.3 million and $11.7 million, respectively, are being amortized over the terms of the New Senior Notes using the straight-line method, the results of which approximate the effective interest method. The interest rate payable on each series of the New Senior Notes is subject to adjustment from time to time if the debt rating assigned to such series of the New Senior Notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. As of May 31, 2009, no adjustments to these interest rates had been made. We may redeem any series of the New Senior Notes at any time in whole or from time to time in part, at the principal amount plus a make-whole premium. If we experience a change of control triggering event, we may be required to purchase the New Senior Notes from the holders.

All of our long-term debt currently outstanding is expected to be repaid entirely at maturity with interest being paid semi-annually over the life of the debt. The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 31, 2009, and thereafter are $0.0 million in 2010, $225.0 million in 2011, $0.0 million in 2012, $350.0 million in 2013, $0.0 million in 2014 and $1.06 billion thereafter.

We entered into treasury-lock derivative instruments with $150.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate associated with the expected issuance of long-term debt to refinance our $150.0 million senior notes due August 2010 and our $75.0 million medium-term notes due April 2011, as changes in the benchmark interest rate will cause variability in our forecasted interest payments. These derivative instruments are designated as cash flow hedges and to the extent they are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value are not included in current earnings but are included in accumulated other comprehensive income (loss). These changes in fair value will subsequently be reclassified into earnings as a component of interest expense as interest is incurred on the forecasted debt issuance. Ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs. The fair value of these outstanding treasury-lock derivative instruments was a net loss of $2.8 million at May 31, 2009 and is included, net of tax of $1.1 million, in accumulated other comprehensive income (loss).

During the second quarter of fiscal 2008, we entered into treasury-lock derivative instruments with $550.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate prior to the issuance of the New Senior Notes, as changes in the benchmark interest rate would cause variability in our forecasted interest payments. These instruments were all settled at the issuance of the New Senior Notes for a cumulative gain of $6.2 million. These instruments were designated as effective cash flow hedges, therefore, the gain was recorded in accumulated other comprehensive income (loss) and is reclassified into earnings as an adjustment to interest expense as interest on the New Senior Notes or similar debt is incurred. Gains of $0.8 million and $0.5 million were recognized in earnings during fiscal 2009 and 2008, respectively, as an adjustment to interest expense.

In March 2007, we repaid, at maturity, our $150.0 million unsecured 5.750 percent medium-term notes with cash from operations and short-term borrowings.

At May 31, 2009, our long-term debt consisted principally of:

- $150.0 million of unsecured 4.875 percent senior notes due in August 2010;
- $75.0 million of unsecured 7.450 percent medium-term notes due in April 2011;
- $350.0 million of unsecured 5.625 percent senior notes due in October 2012;
- $100.0 million of unsecured 7.125 percent debentures due in February 2016;
- $500.0 million of unsecured 6.200 percent senior notes due in October 2017;
- $150.0 million of unsecured 6.000 percent senior notes due in August 2035;
- $300.0 million of unsecured 6.800 percent senior notes due in October 2037; and
- An unsecured, variable rate $11.6 million commercial bank loan due in December 2018 that is used to support a loan from us to the Employee Stock Ownership Plan portion of the Darden Savings Plan.

Through our shelf registration statement on file with the SEC, depending on conditions prevailing in the public capital markets, we may issue unsecured debt securities from time to time in one or more series, which may consist of notes, debentures or other evidences of indebtedness in one or more offerings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

A summary of our contractual obligations and commercial commitments at May 31, 2009, is as follows (in millions):

		Payments Due by Period			
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Short-term debt	$ 150.0	$ 150.0	$ –	$ –	$ –
Long-term debt (1)	2,861.6	104.2	416.9	494.9	1,845.6
Operating leases	729.6	121.7	209.1	152.4	246.4
Purchase obligations (2)	556.4	546.5	9.7	0.2	–
Capital lease obligations (3)	110.1	5.0	10.3	10.7	84.1
Benefit obligations (4)	276.9	21.1	42.6	49.9	163.3
Unrecognized income tax benefits (5)	68.3	10.5	49.1	8.7	–
Total contractual obligations	$ 4,752.9	$ 959.0	$ 737.7	$ 716.8	$ 2,339.4

		Amount of Commitment Expiration per Period			
Other Commercial Commitments	Total Committed	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Standby letters of credit (6)	$ 123.7	$ 123.7	$ –	$ –	$ –
Guarantees (7)	8.8	1.7	2.3	1.9	2.9
Total commercial commitments	$ 132.5	$ 125.4	$ 2.3	$ 1.9	$ 2.9

(1) Includes interest payments associated with existing long-term debt, including the current portion. Variable-rate interest payments associated with the ESOP loan were estimated based on an average interest rate of 4.5 percent. Excludes issuance discount of $5.6 million.

(2) Includes commitments for food and beverage items and supplies, capital projects and other miscellaneous commitments.

(3) Includes total imputed interest of $50.1 million over the life of the capital lease obligations.

(4) Includes expected payments associated with our defined benefit plans, postretirement benefit plan and our non-qualified deferred compensation plan through fiscal 2019.

(5) Includes interest on unrecognized income tax benefits of $10.2 million, $2.9 million of which relates to contingencies expected to be resolved within one year.

(6) Includes letters of credit for $104.5 million of workers' compensation and general liabilities accrued in our consolidated financial statements, $47.4 million of which are backed by our Revolving Credit Agreement, letters of credit for $1.9 million of lease payments included in the contractual operating lease obligation payments noted above and other letters of credit totaling $17.3 million.

(7) Consists solely of guarantees associated with leased properties that have been assigned to third parties. We are not aware of any non-performance under these arrangements that would result in our having to perform in accordance with the terms of the guarantees.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our fixed-charge coverage ratio, which measures the number of times each year that we earn enough to cover our fixed charges, amounted to 4.2 times and 5.0 times, on a continuing operations basis, for the fiscal years ended May 31, 2009 and May 25, 2008, respectively. Our adjusted debt to adjusted total capital ratio (which includes 6.25 times the total annual minimum rent of $114.1 million and $102.0 million for the fiscal years ended May 31, 2009 and May 25, 2008, respectively, as components of adjusted debt and adjusted total capital) was 62 percent and 64 percent at May 31, 2009 and May 25, 2008, respectively. We include the lease-debt equivalent and contractual guarantees in our adjusted debt to adjusted total capital ratio reported to shareholders, as we believe its inclusion better represents the optimal capital structure that we target from period to period and because it is consistent with the calculation of the covenant under our Revolving Credit Agreement.

Based on these ratios, we believe our financial condition is strong. The composition of our capital structure is shown in the following table.

(In millions, except ratios)	May 31, 2009	May 25, 2008
Capital Structure		
Short-term debt	*$ 150.0*	*$ 178.4*
Long-term debt, excluding unamortized discounts	*1,637.9*	*1,640.5*
Capital lease obligations	*60.0*	*60.8*
Total debt	*$1,847.9*	*$1,879.7*
Stockholders' equity	*1,606.0*	*1,409.1*
Total capital	*$3,453.9*	*$3,288.8*
Calculation of Adjusted Capital		
Total debt	*$1,847.9*	*$1,879.7*
Lease-debt equivalent	*713.1*	*637.5*
Guarantees	*8.8*	*5.8*
Adjusted debt	*$2,569.8*	*$2,523.0*
Stockholders' equity	*1,606.0*	*1,409.1*
Adjusted total capital	*$4,175.8*	*$3,932.1*
Capital Structure Ratios		
Debt to total capital ratio	*54%*	*57%*
Adjusted debt to adjusted total capital ratio	*62%*	*64%*

Net cash flows provided by operating activities from continuing operations were $783.5 million, $766.8 million and $569.8 million in fiscal 2009, 2008 and 2007, respectively. Net cash flows provided by operating activities include net earnings from continuing operations of $371.8 million, $369.5 million and $377.1 million in fiscal 2009, 2008 and 2007, respectively. Net cash flows provided by operating activities from continuing operations increased in fiscal 2009 primarily as a result of the recognition of tax benefits related to the timing of deductions for fixed asset related expenditures and the timing of cash receipts related to accounts receivable, partially offset by the timing of purchases of inventories and restaurant level services. Net cash flows provided by operating activities also reflect income tax payments of $64.4 million, $119.7 million and $75.9 million in fiscal 2009, 2008 and 2007, respectively. The lower tax payments in fiscal 2009, as compared with tax payments in fiscal 2008 and fiscal 2007, primarily relates to the recognition of tax benefits related to the timing of deductions for fixed asset related expenditures, in addition to the application of the overpayment of income taxes in prior years to fiscal 2009 tax liabilities.

Net cash flows used in investing activities from continuing operations were $562.4 million, $1.62 billion and $289.5 million in fiscal 2009, 2008 and 2007, respectively. Net cash flows used in investing activities included capital expenditures incurred principally to build new restaurants, replace equipment, remodel existing restaurants and complete our new restaurant support center. Capital expenditures related to continuing operations were $535.3 million in fiscal 2009, compared to $429.2 million in fiscal 2008 and $345.2 million in fiscal 2007. Excluding the $1.20 billion in net cash used to acquire RARE in fiscal 2008, cash flows used in investing activities increased in fiscal 2009, primarily due to an increase in new restaurant activity and construction of our new restaurant support center. The overall cost of our new restaurant support center will be largely offset by various state and local tax credits and incentives and cash proceeds received from the sale of our current restaurant support center. During fiscal 2007, we also received $45.2 million in cash from the sale and lease-back of our current restaurant support center. We estimate that our fiscal 2010 capital expenditures will be approximately $450 million to $475 million.

Net cash flows (used in) provided by financing activities from continuing operations were ($204.8) million, $805.5 million and ($322.9) million in fiscal 2009, 2008 and 2007, respectively. During fiscal 2008 we completed the offering of $1.15 billion of New Senior Notes, resulting in net proceeds of $1.13 billion, which were used to repay borrowings under an interim credit agreement, which funded the acquisition of RARE. Proceeds received from the Revolving Credit Agreement were used to partially fund the acquisition of RARE and to repay the $125.0 million 2.5 percent convertible notes assumed from RARE. For fiscal 2009, net cash flows used in financing activities also included our repurchase of 5.1 million shares of our common stock for $144.9 million, compared with 5.0 million shares of our common stock for $159.4 million in fiscal 2008 and 9.4 million shares for $371.2 million in fiscal 2007. As of May 31, 2009, our Board of Directors had authorized us to repurchase up to 162.4 million shares of our common stock and a total of 152.1 million shares had been repurchased under the authorization. The repurchased common stock is reflected as a reduction of stockholders' equity. As of May 31, 2009, our unused authorization was 10.3 million shares. We received proceeds primarily from the issuance of common stock upon the exercise of stock options of $57.5 million, $66.8 million and $56.6 million in fiscal 2009, 2008 and 2007, respectively. Net cash flows used in financing activities also included dividends paid to stockholders of $110.2 million, $100.9 million and $65.7 million in fiscal 2009, 2008 and 2007, respectively. The increase in dividend payments reflects the increase in our annual dividend rate from $0.46 per share in fiscal 2007, to $0.72 per share in fiscal 2008 and to

Management's Discussion and Analysis of Financial Condition and Results of Operations

$0.80 per share in fiscal 2009. In June 2009, the Board of Directors approved an increase in the quarterly dividend to $0.25 per share, which indicates an annual dividend of $1.00 per share in fiscal 2010.

Our defined benefit and other postretirement benefit costs and liabilities are determined using various actuarial assumptions and methodologies prescribed under the Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." We use certain assumptions including, but not limited to, the selection of a discount rate, expected long-term rate of return on plan assets and expected health care cost trend rates. We set the discount rate assumption annually for each plan at its valuation date to reflect the yield of high quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. At May 31, 2009, our discount rate was 7.0 percent and 7.1 percent, respectively, for our defined benefit and postretirement benefit plans. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations and the views of leading financial advisers and economists. Our assumed expected long-term rate of return on plan assets for our defined benefit plan was 9.0 percent for each of the fiscal years reported. At May 31, 2009, the expected health care cost trend rate assumed for our postretirement benefit plan for fiscal 2010 was 8.0 percent. The rate gradually decreases to 4.5 percent through fiscal 2020 and remains at that level thereafter. We made contributions of approximately $0.5 million in fiscal years 2009, 2008 and 2007 to our defined benefit pension plan to maintain its fully funded status as of each annual valuation date. Prior to fiscal 2009, our measurement date for our defined benefit and other postretirement benefit costs and liabilities was as of our third fiscal quarter. As of May 31, 2009, we adopted the measurement date provisions of SFAS No. 158, which requires that benefit plan assets and liabilities are measured as of the end of the benefit plan sponsor's fiscal year. As a result of the change in measurement date, in accordance with the provisions of SFAS No. 158, we recognized a $0.6 million after tax charge to the beginning balance of our fiscal 2009 retained earnings.

The expected long-term rate of return on plan assets component of our net periodic benefit cost is calculated based on the market-related value of plan assets. Our target asset fund allocation is 35 percent U.S. equities, 30 percent high-quality, long-duration fixed-income securities, 15 percent international equities, 10 percent real assets and 10 percent private equities. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation. In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. Our historical ten-year rate of return on plan assets, calculated using the geometric method average of returns, is approximately 5.7 percent as of May 31, 2009.

We have recognized net actuarial losses, net of tax, as a component of accumulated other comprehensive income (loss) for the defined benefit plans and postretirement benefit plan as of May 31, 2009 of $44.5 million and $5.6 million, respectively. These net actuarial losses represent changes in the amount of the projected benefit obligation and plan assets resulting from differences in the assumptions used and actual experience. The amortization of the net actuarial loss component of our fiscal 2010 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $0.4 million and $0.6 million, respectively.

We believe our defined benefit and postretirement benefit plan assumptions are appropriate based upon the factors discussed above. However, other assumptions could also be reasonably applied that could differ from the assumptions used. A quarter-percentage point change in the defined benefit plans' discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.7 million and $0.5 million, respectively. A quarter-percentage point change in our postretirement benefit plan discount rate would increase or decrease earnings before income taxes by $0.1 million. A one-percentage point increase in the health care cost trend rates would increase the accumulated postretirement benefit obligation (APBO) by $4.5 million at May 31, 2009 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.8 million for fiscal 2009. A one-percentage point decrease in the health care cost trend rates would decrease the APBO by $3.6 million at May 31, 2009 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.7 million for fiscal 2009. These changes in assumptions would not significantly impact our funding requirements.

We are not aware of any trends or events that would materially affect our capital requirements or liquidity. We believe that our internal cash-generating capabilities, the potential issuance of unsecured debt securities under our shelf registration statement and short-term commercial paper should be sufficient to finance our capital expenditures, debt maturities, stock repurchase program and other operating activities through fiscal 2010.

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.

MD&A Management's Discussion and Analysis of Financial Condition and Results of Operations

FINANCIAL CONDITION

Our total current assets were $554.8 million at May 31, 2009, compared with $467.9 million at May 25, 2008. The increase resulted primarily from an increase in prepaid income taxes due to current year overpayments, an increase in inventory levels due to the timing of purchases of inventory and the timing of promotions, and an increase in current deferred income tax assets based on current period activity of taxable timing differences.

Our total current liabilities were $1.10 billion at May 31, 2009, compared with $1.14 billion at May 25, 2008. The decrease in current liabilities resulted primarily from a pay down of short-term debt with excess cash from operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks, including fluctuations in interest rates, foreign currency exchange rates, compensation and commodity prices. To manage this exposure, we periodically enter into interest rate, foreign currency exchange, equity forwards and commodity instruments for other than trading purposes (see Notes 1 and 10 of the Notes to Consolidated Financial Statements, included elsewhere in this report and incorporated herein by reference).

We use the variance/covariance method to measure value at risk, over time horizons ranging from one week to one year, at the 95 percent confidence level. At May 31, 2009, our potential losses in future net earnings resulting from changes in foreign currency exchange rate instruments, commodity instruments, equity forwards and floating rate debt interest rate exposures were approximately $21.9 million over a period of one year (including the impact of the interest rate swap agreements discussed in Note 10 of the Notes to Consolidated Financial Statements, included elsewhere in this report). The value at risk from an increase in the fair value of all of our long-term fixed rate debt, over a period of one year, was approximately $149.0 million. The fair value of our long-term fixed rate debt during fiscal 2009 averaged $1.51 billion, with a high of $1.60 billion and a low of $1.41 billion. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed rate debt.

APPLICATION OF NEW ACCOUNTING STANDARDS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. For financial assets and liabilities, SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, which required us to adopt these provisions in fiscal 2009. For nonfinancial assets and liabilities, SFAS No. 157 is effective for fiscal years beginning after November 15, 2008, which will require us to adopt these provisions in fiscal 2010. The adoption of SFAS No. 157 did not have a significant impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106 and 132R)." Effective May 27, 2007, we implemented the recognition and measurement provision of SFAS No. 158. The purpose of SFAS No. 158 is to improve the overall financial statement presentation of pension and other postretirement plans, but SFAS No. 158 does not impact the determination of net periodic benefit cost or measurement of plan assets or obligations. SFAS No. 158 requires companies to recognize the over or under funded status of the plan as an asset or liability as measured by the difference between the fair value of the plan assets and the benefit obligation and requires any unrecognized prior service costs and actuarial gains and losses to be recognized as a component of accumulated other comprehensive income (loss). Additionally, SFAS No. 158 requires measurement of the funded status of pension and postretirement plans as of the date of a company's fiscal year ending after December 15, 2008, the year ended May 31, 2009 for Darden. Certain of our plans currently have measurement dates that do not coincide with our fiscal year end and thus we were required to change their measurement dates in fiscal 2009. As permitted by SFAS No. 158, we used the measurements performed in fiscal 2008 to estimate the effects of our changes to fiscal year end measurement dates. The impact of the transition to fiscal year end measurement dates, which was recorded as an adjustment to retained earnings as of May 31, 2009 was $0.6 million, net of tax.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, which was our fiscal 2009. The adoption of SFAS No. 159 did not have a significant impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities." SFAS No. 161 provides companies with requirements for enhanced disclosures about derivative instruments and hedging activities to enable investors to better understand their effects on a company's financial position, financial performance and cash flows. These requirements include the disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, which required us to adopt these provisions in fiscal 2009. We adopted the disclosure provisions of SFAS No. 161 as of our third quarter of fiscal 2009.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations." SFAS No. 141R provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS No. 141R also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS No. 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require us to adopt these provisions for business combinations occurring in fiscal 2010 and thereafter. Early adoption of SFAS No. 141R is not permitted. We do not believe the adoption of SFAS No. 141R will have a significant impact on our consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position (FSP) EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The two-class method is an earnings allocation method for computing earnings per share when an entity's capital structure includes either two or more classes of common stock or common stock and participating securities. It determines earnings per share based on dividends declared on common stock and participating securities (i.e., distributed earnings) and participation rights of participating securities in any undistributed earnings. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, which will require us to adopt these provisions in fiscal 2010. We do not believe the adoption of FSP EITF 03-6-1 will have a significant impact on our consolidated financial statements.

In December 2008, the FASB issued FSP 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets," which expands the disclosure requirements about fair value measurements of plan assets for pension plans, postretirement medical plans, and other funded postretirement plans. This FSP is effective for fiscal years ending after December 15, 2009, which will require us to adopt these provisions in fiscal 2010. We are currently evaluating the impact FSP 132(R)-1 will have on our consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Statements in this report regarding the expected net increase in the number of our restaurants, U.S. same-restaurant sales, total sales growth, diluted net earnings per share growth, and capital expenditures in fiscal 2010, and all other statements that are not historical facts, including without limitation statements concerning or related to the financial condition, results of operations, plans, objectives, future performance and business of Darden Restaurants, Inc. and its subsidiaries that are preceded by, followed by or that include words such as "may," "will," "expect," "intend," "anticipate," "continue," "estimate," "project," "believe," "plan" or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are identified, together with this statement, for purposes of complying with the safe harbor provisions of that Act. Any forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update such statements for any reason to reflect events or circumstances arising after such date. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements. In addition to the risks and uncertainties of ordinary business obligations, the forward-looking statements contained in this report are subject to the risks and uncertainties described in Part I, Item 1A "Risk Factors" in our Annual Report on Form 10-K for the year ended May 31, 2009, which are summarized as follows:

- The intensely competitive nature of the restaurant industry, especially pricing, service, location, personnel and type and quality of food;
- Economic and business factors, both specific to the restaurant industry and generally, that are largely out of our control, including changes in consumer preferences, demographic trends, severe weather conditions including hurricanes, a protracted economic slowdown or worsening economy, unemployment, energy prices, interest rates, industry-wide cost pressures and public safety conditions, including actual or threatened armed conflicts or terrorist attacks;

- The price and availability of food, ingredients and utilities, including the general risk of inflation;
- The impact of shortages or interruptions in the delivery of food and other supplies from third party vendors;
- Labor and insurance costs, including increased labor costs as a result of federal and state-mandated increases in minimum wage rates and increased insurance costs as a result of increases in our current insurance premiums;
- The loss of key personnel or difficulties recruiting and retaining qualified personnel;
- A material information technology interruption or security failure;
- Increased advertising and marketing costs;
- Higher-than-anticipated costs to open, close, relocate or remodel restaurants;
- Litigation by employees, consumers, suppliers, shareholders or others, regardless of whether the allegations made against us are valid or we are ultimately found liable;
- Unfavorable publicity relating to food safety or other concerns;
- The health concerns arising from outbreaks of viruses or other diseases and their adverse effect on our business;
- A lack of suitable new restaurant locations or a decline in the quality of the locations of our current restaurants;
- Federal, state and local regulation of our business, including laws and regulations relating to our relationships with our employees, zoning, land use, environmental matters and liquor licenses;
- Factors impacting our growth objectives, including lower-than-expected sales and profitability of newly-opened restaurants, our ability to develop or acquire new concepts and our ability to manage risks relating to the opening of new restaurants, including real estate development and construction activities, union activities, the issuance and renewal of licenses and permits and the availability and cost of funds to finance growth;
- Our plans to expand newer concepts like Bahama Breeze and Seasons 52 that have not yet proven their long-term viability may not be successful and could require us to make substantial further investments in these concepts;
- Our ability to realize the full anticipated benefits of the RARE acquisition;
- The negative effect of a possible impairment in the carrying value of our goodwill or other intangible assets;
- The impact of the substantial indebtedness we incurred in connection with the acquisition of RARE;
- A failure of our internal control over financial reporting;
- The impact of disruptions in the financial markets, including an increase in pension costs; and
- The impact of volatility in the market value of derivatives we use to hedge commodity prices.

Any of the risks described above or elsewhere in this report or our other filings with the Securities and Exchange Commission could have a material impact on our business, financial condition or results of operations. It is not possible to predict or identify all risk factors. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. Therefore, the above is not intended to be a complete discussion of all potential risks or uncertainties.

Report of Management's Responsibilities and Management's Report on Internal Control Over Financial Reporting

REPORT OF MANAGEMENT'S RESPONSIBILITIES

The management of Darden Restaurants, Inc. is responsible for the fairness and accuracy of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, using management's best estimates and judgments where appropriate. The financial information throughout this report is consistent with our consolidated financial statements.

Management has established a system of internal controls that provides reasonable assurance that assets are adequately safeguarded and transactions are recorded accurately, in all material respects, in accordance with management's authorization. We maintain a strong audit program that independently evaluates the adequacy and effectiveness of internal controls. Our internal controls provide for appropriate segregation of duties and responsibilities and there are documented policies regarding utilization of our assets and proper financial reporting. These formally stated and regularly communicated policies set high standards of ethical conduct for all employees.

The Audit Committee of the Board of Directors meets at least quarterly to determine that management, internal auditors and the independent registered public accounting firm are properly discharging their duties regarding internal control and financial reporting. The independent registered public accounting firm, internal auditors and employees have full and free access to the Audit Committee at any time.

KPMG LLP, an independent registered public accounting firm, is retained to audit our consolidated financial statements and the effectiveness of our internal control over financial reporting. Their reports follow.

Clarence Otis, Jr.
Chairman of the Board and Chief Executive Officer

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of May 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Management has concluded that, as of May 31, 2009, the Company's internal control over financial reporting was effective based on these criteria.

The Company's independent registered public accounting firm KPMG LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which follows.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
Darden Restaurants, Inc.

We have audited Darden Restaurants, Inc.'s internal control over financial reporting as of May 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Darden Restaurants, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Darden Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Darden Restaurants, Inc. as of May 31, 2009 and May 25, 2008, and the related consolidated statements of earnings, changes in stockholders' equity and accumulated other comprehensive income (loss), and cash flows for each of the years in the three-year period ended May 31, 2009 and our report dated July 24, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Orlando, FL
July 24, 2009
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Darden Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries (the Company) as of May 31, 2009 and May 25, 2008, and the related consolidated statements of earnings, changes in stockholders' equity and accumulated other comprehensive income (loss), and cash flows for each of the years in the three year period ended May 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 31, 2009 and May 25, 2008, and the results of their operations and their cash flows for each of the years in the three year period ended May 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes in 2008 by adopting FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109*, and changed its method of accounting for share-based compensation by adopting Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, and accounting for defined benefit pension and other postretirement plans by adopting Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, in 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Darden Restaurants, Inc.'s internal control over financial reporting as of May 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 24, 2009 expressed an unqualified opinion on the effectiveness of Darden Restaurants, Inc.'s internal control over financial reporting.

KPMG LLP

Orlando, FL
July 24, 2009
Certified Public Accountants

Consolidated Statements of Earnings

(In millions, except per share data)	Fiscal Year Ended May 31, 2009	May 25, 2008	May 27, 2007
Sales	$ 7,217.5	$ 6,626.5	$ 5,567.1
Costs and expenses:			
Cost of sales:			
Food and beverage	2,200.3	1,996.2	1,616.1
Restaurant labor	2,308.2	2,124.7	1,808.2
Restaurant expenses	1,128.4	1,017.8	834.5
Total cost of sales, excluding restaurant depreciation and amortization of $267.1, $230.0 and $186.4, respectively	$ 5,636.9	$ 5,138.7	$ 4,258.8
Selling, general and administrative	665.6	641.7	534.6
Depreciation and amortization	283.1	245.7	200.4
Interest, net	107.4	85.7	40.1
Asset impairment, net	12.0	–	2.4
Total costs and expenses	$ 6,705.0	$ 6,111.8	$ 5,036.3
Earnings before income taxes	512.5	514.7	530.8
Income taxes	(140.7)	(145.2)	(153.7)
Earnings from continuing operations	$ 371.8	$ 369.5	$ 377.1
Earnings (losses) from discontinued operations, net of tax expense (benefit) of $0.2, $3.0 and $(112.9), respectively	0.4	7.7	(175.7)
Net earnings	$ 372.2	$ 377.2	$ 201.4
Basic net earnings per share:			
Earnings from continuing operations	$ 2.71	$ 2.63	$ 2.63
Earnings (losses) from discontinued operations	–	0.06	(1.23)
Net earnings	$ 2.71	$ 2.69	$ 1.40
Diluted net earnings per share:			
Earnings from continuing operations	$ 2.65	$ 2.55	$ 2.53
Earnings (losses) from discontinued operations	–	0.05	(1.18)
Net earnings	$ 2.65	$ 2.60	$ 1.35
Average number of common shares outstanding:			
Basic	137.4	140.4	143.4
Diluted	140.4	145.1	148.8

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(In millions)	May 31, 2009	May 25, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 62.9	$ 43.2
Receivables, net	37.1	69.5
Inventories	247.0	216.7
Prepaid income taxes	53.2	4.9
Prepaid expenses and other current assets	44.2	41.8
Deferred income taxes	110.4	91.8
Total current assets	$ 554.8	$ 467.9
Land, buildings and equipment, net	3,306.7	3,066.0
Goodwill	518.7	519.9
Trademarks	454.4	455.0
Other assets	190.6	221.8
Total assets	$ 5,025.2	$ 4,730.6
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 237.0	$ 245.1
Short-term debt	150.0	178.4
Accrued payroll	138.3	129.3
Accrued income taxes	–	2.4
Other accrued taxes	60.2	55.4
Unearned revenues	138.3	160.5
Other current liabilities	372.3	365.1
Total current liabilities	$ 1,096.1	$ 1,136.2
Long-term debt, less current portion	1,632.3	1,634.3
Deferred income taxes	297.0	197.6
Deferred rent	154.6	139.0
Obligations under capital leases, net of current installments	58.9	59.9
Other liabilities	180.3	154.5
Total liabilities	$ 3,419.2	$ 3,321.5
Stockholders' equity:		
Common stock and surplus, no par value. Authorized 500.0 shares; issued 282.9 and 279.8 shares, respectively; outstanding 139.3 and 140.5 shares, respectively	$ 2,183.1	$ 2,074.9
Preferred stock, no par value. Authorized 25.0 shares; none issued and outstanding	–	–
Retained earnings	2,357.4	2,096.0
Treasury stock, 143.6 and 139.3 shares, at cost, respectively	(2,864.2)	(2,724.0)
Accumulated other comprehensive income (loss)	(57.2)	(20.7)
Unearned compensation	(13.0)	(17.0)
Officer notes receivable	(0.1)	(0.1)
Total stockholders' equity	$ 1,606.0	$ 1,409.1
Total liabilities and stockholders' equity	$ 5,025.2	$ 4,730.6

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes In Stockholders' Equity and Accumulated Other Comprehensive Income (Loss)

(In millions, except per share data)	Common Stock and Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Officer Notes Receivable	Total Stockholders' Equity
Balances at May 28, 2006	$1,806.4	$1,684.7	$(2,211.2)	$ (5.5)	$(44.2)	$(0.4)	$1,229.8
Comprehensive income:							
Net earnings	–	201.4	–	–	–	–	201.4
Other comprehensive income (loss):							
Foreign currency adjustment	–	–	–	0.5	–	–	0.5
Change in fair value of derivatives, net of tax of 1.9	–	–	–	4.0	–	–	4.0
Total comprehensive income							205.9
Adjustment related to adoption of recognition of SFAS No. 158, net of tax of $19.6	–	–	–	(31.8)	–	–	(31.8)
Cash dividends declared ($0.46 per share)	–	(65.7)	–	–	–	–	(65.7)
Stock option exercises (3.6 shares)	46.1	–	4.8	–	–	–	50.9
Reclassification of unearned compensation (transition of SFAS No. 123(R))	(20.2)	–	–	–	20.2	–	–
Stock-based compensation	26.2	–	–	–	–	–	26.2
ESOP note receivable repayments	–	–	–	–	3.3	–	3.3
Income tax benefits credited to equity	40.0	–	–	–	–	–	40.0
Purchases of common stock for treasury (9.4 shares)	–	–	(371.2)	–	–	–	(371.2)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	5.8	–	1.1	–	0.1	–	7.0
Repayment of officer notes	–	–	–	–	–	0.1	0.1
Balances at May 27, 2007	$1,904.3	$1,820.4	$(2,576.5)	$(32.8)	$(20.6)	$(0.3)	$1,094.5
Comprehensive income:							
Net earnings	–	377.2	–	–	–	–	377.2
Other comprehensive income (loss):							
Foreign currency adjustment	–	–	–	3.3	–	–	3.3
Change in fair value of derivatives, net of tax of $2.6	–	–	–	0.7	–	–	0.7
Benefit plans, net of tax of $5.0	–	–	–	8.1	–	–	8.1
Total comprehensive income							389.3
Adjustment related to adoption of FIN 48, net of tax of $0.4	–	(0.7)	–	–	–	–	(0.7)
Cash dividends declared ($0.72 per share)	–	(100.9)	–	–	–	–	(100.9)
Stock option exercises (3.3 shares)	53.6	–	7.9	–	–	–	61.5
Stock-based compensation	46.6	–	–	–	–	–	46.6
Stock-based awards included in cost of RARE acquisition	40.5	–	–	–	–	–	40.5
ESOP note receivable repayments	–	–	–	–	3.6	–	3.6
Income tax benefits credited to equity	23.5	–	–	–	–	–	23.5
Purchases of common stock for treasury (5.0 shares)	–	–	(159.4)	–	–	–	(159.4)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	6.4	–	4.0	–	–	–	10.4
Repayment of officer notes	–	–	–	–	–	0.2	0.2
Balances at May 25, 2008	$2,074.9	$2,096.0	$(2,724.0)	$(20.7)	$(17.0)	$(0.1)	$1,409.1
Comprehensive income:							
Net earnings	–	372.2	–	–	–	–	372.2
Other comprehensive income (loss):							
Foreign currency adjustment	–	–	–	(2.7)	–	–	(2.7)
Change in fair value of marketable securities, net of tax of $0.2	–	–	–	(0.3)	–	–	(0.3)
Change in fair value of derivatives, net of tax of $2.9	–	–	–	(2.8)	–	–	(2.8)
Amortization of unrecognized net actuarial loss, net of taxes $19.1	–	–	–	(30.7)	–	–	(30.7)
Total comprehensive income							335.7
Adjustment related to adoption of measurement date provisions of SFAS No. 158, net of tax of $0.3	–	(0.6)	–	–	–	–	(0.6)
Cash dividends declared ($0.80 per share)	–	(110.2)	–	–	–	–	(110.2)
Stock option exercises (3.3 shares)	48.1	–	2.7	–	–	–	50.8
Stock-based compensation	32.6	–	–	–	–	–	32.6
ESOP note receivable repayments	–	–	–	–	4.0	–	4.0
Income tax benefits credited to equity	22.2	–	–	–	–	–	22.2
Purchases of common stock for treasury (5.1 shares)	–	–	(144.9)	–	–	–	(144.9)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.3 shares)	5.3	–	2.0	–	–	–	7.3
Balances at May 31, 2009	$2,183.1	$2,357.4	$(2,864.2)	$(57.2)	$(13.0)	$(0.1)	$1,606.0

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In millions)	Fiscal Year Ended May 31, 2009	May 25, 2008	May 27, 2007
Cash flows – operating activities			
Net earnings	$ 372.2	$ 377.2	$ 201.4
(Earnings) losses from discontinued operations, net of tax benefit	(0.4)	(7.7)	175.7
Adjustments to reconcile net earnings from continuing operations to cash flows:			
Depreciation and amortization	283.1	245.7	200.4
Asset impairment charges, net	12.0	–	2.4
Amortization of loan costs	3.3	2.3	1.7
Stock-based compensation expense	41.5	48.9	31.6
Change in current assets and liabilities	(69.4)	53.7	(20.5)
Contribution to postretirement plan	(1.2)	(1.2)	(0.8)
Loss on disposal of land, buildings and equipment	1.1	2.2	3.1
Change in cash surrender value of trust-owned life insurance	17.1	4.6	(10.4)
Deferred income taxes	89.5	31.1	(27.1)
Change in deferred rent	16.1	12.8	2.5
Change in other liabilities	11.3	(17.0)	3.3
Income tax benefits from exercise of stock-based compensation credited to goodwill	0.9	8.0	–
Other, net	6.4	6.2	6.5
Net cash provided by operating activities of continuing operations	$ 783.5	$ 766.8	$ 569.8
Cash flows – investing activities			
Purchases of land, buildings and equipment	(535.3)	(429.2)	(345.2)
Proceeds from disposal of land, buildings and equipment	4.6	5.9	57.9
Purchases of marketable securities	(42.0)	–	–
Proceeds from sale of marketable securities	13.9	8.2	–
Cash used in business combination, net of cash acquired	–	(1,198.1)	–
Increase in other assets	(3.6)	(2.5)	(2.2)
Net cash used in investing activities of continuing operations	$ (562.4)	$ (1,615.7)	$ (289.5)
Cash flows – financing activities			
Proceeds from issuance of common stock	57.5	66.8	56.6
Income tax benefits credited to equity	22.2	23.5	40.0
Dividends paid	(110.2)	(100.9)	(65.7)
Purchases of treasury stock	(144.9)	(159.4)	(371.2)
ESOP note receivable repayments	3.9	3.6	3.3
Proceeds from Interim Credit Agreement	–	1,150.0	–
Repayment of Interim Credit Agreement	–	(1,150.0)	–
(Payments) proceeds from issuance of short-term debt	(28.4)	(33.0)	167.4
Proceeds from issuance of long-term debt	–	1,150.0	–
Payments of debt issuance costs	–	(16.0)	–
Repayment of long-term debt	(3.9)	(3.6)	(153.3)
Repayment of acquired convertible notes	–	(125.0)	–
Principal payments on capital leases	(1.0)	(0.5)	–
Net cash (used in) provided by financing activities of continuing operations	$ (204.8)	$ 805.5	$ (322.9)
Cash flows – discontinued operations			
Net cash (used in) provided by operating activities of discontinued operations	(1.1)	(32.6)	36.6
Net cash provided by (used in) investing activities of discontinued operations	4.5	89.0	(6.1)
Net cash provided by discontinued operations	$ 3.4	$ 56.4	$ 30.5
Increase (decrease) in cash and cash equivalents	19.7	13.0	(12.1)
Cash and cash equivalents – beginning of year	43.2	30.2	42.3
Cash and cash equivalents – end of year	$ 62.9	$ 43.2	$ 30.2
Cash flows from changes in current assets and liabilities			
Receivables	32.4	(1.5)	(5.9)
Inventories	(30.2)	9.5	(14.2)
Prepaid expenses and other current assets	0.5	(2.6)	(5.6)
Accounts payable	(25.2)	38.6	(23.6)
Accrued payroll	8.8	–	(8.2)
Prepaid/Accrued income taxes	(55.9)	(30.6)	11.1
Other accrued taxes	4.9	2.1	0.7
Unearned revenues	(16.3)	2.8	11.8
Other current liabilities	11.6	35.4	13.4
Change in current assets and liabilities	$ (69.4)	$ 53.7	$ (20.5)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS AND PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries (Darden, the Company, we, us or our). We own and operate the Red Lobster®, Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Bahama Breeze®, Seasons 52®, Hemenway's Seafood Grille & Oyster Bar® and The Old Grist Mill Tavern® restaurant concepts located in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except three. Those three restaurants are located in Central Florida and are owned by joint ventures managed by us. The joint ventures pay management fees to us, and we control the joint ventures' use of our service marks. None of our restaurants in the United States or Canada are franchised. As of May 31, 2009, we franchised five LongHorn Steakhouse restaurants in Puerto Rico to an unaffiliated franchisee, and 25 Red Lobster restaurants in Japan to an unaffiliated Japanese corporation, under area development and franchise agreements. All significant inter-company balances and transactions have been eliminated in consolidation.

BASIS OF PRESENTATION

During the second quarter of fiscal 2008, we completed the acquisition of RARE Hospitality International, Inc. (RARE) for approximately $1.27 billion in total purchase price. RARE owned two principal restaurant concepts, LongHorn Steakhouse and The Capital Grille, of which 288 and 29 locations, respectively, were in operation as of the date of acquisition. The acquisition was completed on October 1, 2007 and the acquired operations are included in our consolidated financial statements from the date of acquisition.

During fiscal 2007 and 2008 we closed or sold all Smokey Bones Barbeque & Grill (Smokey Bones) and Rocky River Grillhouse restaurants and we closed nine Bahama Breeze restaurants. These restaurants and their related activities have been classified as discontinued operations. Therefore, for fiscal 2009, 2008 and 2007, all impairment charges and disposal costs, gains and losses on disposition, along with the sales, costs and expenses and income taxes attributable to these restaurants have been aggregated in a single caption entitled "Earnings (losses) from discontinued operations, net of tax expense (benefit)" on the accompanying consolidated statements of earnings.

Unless otherwise noted, amounts and disclosures throughout these Notes to Consolidated Financial Statements relate to our continuing operations.

FISCAL YEAR

We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2009 consisted of 53 weeks of operation. Fiscal 2008 and 2007 each consisted of 52 weeks of operation.

USE OF ESTIMATES

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts shown in the prior periods' consolidated financial statements have been reclassified to conform to the current year consolidated financial statement presentation.

CASH EQUIVALENTS

Cash equivalents include highly liquid investments such as U.S. treasury bills, taxable municipal bonds and money market funds that have an original maturity of three months or less. Amounts receivable from credit card companies are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

ACCOUNTS RECEIVABLE

Accounts receivable, net of the allowance for doubtful accounts, represents their estimated net realizable value. Provisions for doubtful accounts are recorded based on historical collection experience and the age of the receivables. Accounts receivable are written off when they are deemed uncollectible. See Note 3 – Receivables, Net for additional information.

INVENTORIES

Inventories consist of food and beverages and are valued at the lower of weighted-average cost or market.

MARKETABLE SECURITIES

Available-for-sale securities are carried at fair value. Classification of marketable securities as current or noncurrent is dependent upon management's intended holding period, the security's maturity date, or both. Unrealized gains and losses, net of tax, on available-for-sale securities are carried in accumulated other comprehensive income (loss) within the consolidated financial statements.

LAND, BUILDINGS AND EQUIPMENT, NET

Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from two to ten years also using the straight-line method. Depreciation and amortization expense from continuing operations associated with buildings and equipment amounted to $273.2 million, $235.5 million and $192.8 million, in fiscal 2009, 2008 and 2007, respectively. In fiscal 2009, 2008 and 2007, we had losses on disposal of land, buildings and equipment of $1.1 million, $2.2 million and $3.1 million, respectively, which were included in selling, general and administrative expenses in our accompanying consolidated statements of earnings. See Note 5 – Land, Buildings and Equipment, Net for additional information.

CAPITALIZED SOFTWARE COSTS AND OTHER DEFINITE-LIVED INTANGIBLES

Capitalized software, which is a component of other assets, is recorded at cost less accumulated amortization. Capitalized software is amortized using the straight-line method over estimated useful lives ranging from three to ten years. The cost of capitalized software as of May 31, 2009 and May 25, 2008, amounted to $65.5 million and $65.3 million, respectively. Accumulated amortization as of May 31, 2009 and May 25, 2008, amounted to $42.8 million and $37.9 million, respectively. Amortization expense associated with capitalized software amounted to $8.4 million, $7.6 million and $7.3 million, in fiscal 2009, 2008 and 2007, respectively, and is included in depreciation and amortization in our accompanying consolidated statements of earnings.

We also have definite-lived intangible assets related to the value of above- and below-market leases, which were acquired as part of the RARE acquisition. As of May 31, 2009 and May 25, 2008, we had $21.5 million, net of accumulated amortization of $3.8 million, and $23.8 million, net of accumulated amortization of $1.5 million, respectively, of below-market leases, which are included in other assets on our consolidated balance sheets. As of May 31, 2009 and May 25, 2008, we had $7.6 million, net of accumulated amortization of $0.8 million, and $8.3 million, net of accumulated amortization of $0.4 million, respectively, of above-market leases, which are included in other liabilities on our consolidated balance sheets. As of May 31, 2009 and May 25, 2008, we had other definite-lived intangibles of $5.8 million, net of accumulated amortization of $4.8 million and $6.7 million, net of accumulated amortization of $6.6 million, respectively, which are included in other assets in our consolidated balance sheet. Definite-lived intangibles are amortized on a straight-line basis over estimated useful lives of one to 20 years. Amortization expense related to below-market leases for fiscal 2009 and 2008 was $2.3 million and $1.5 million, respectively, and is included in restaurant expenses as a component of rent expense on our consolidated statements of earnings. Amortization expense related to above-market leases for fiscal 2009 and 2008 was $0.5 million and $0.4 million, respectively, and is included in restaurant expenses as a component of rent expense on our consolidated statements of earnings. Amortization of other amortizable intangibles was $1.5 million, $2.6 million and $0.3 million in fiscal 2009, 2008 and 2007, respectively, and is included in depreciation and amortization expenses in our consolidated statements of earnings. Amortization of other intangibles will be approximately $0.4 million in fiscal 2010 through 2014.

TRUST-OWNED LIFE INSURANCE

In August 2001, we caused a trust that we previously had established to purchase life insurance policies covering certain of our officers and other key employees (trust-owned life insurance or TOLI). The trust is the owner and sole beneficiary of the TOLI policies. The policies were purchased to offset a portion of our obligations under our non-qualified deferred compensation plan. The cash surrender value for each policy is included in other assets while changes in cash surrender values are included in selling, general and administrative expenses.

LIQUOR LICENSES

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived intangible assets and included in other assets. Annual liquor license renewal fees are expensed over the renewal term.

GOODWILL AND OTHER INTANGIBLES

We review our goodwill and other indefinite-lived intangible assets, primarily our trademarks, for impairment annually, as of the first day of our fourth fiscal quarter or more frequently if indicators of impairment exist. Goodwill and other indefinite-lived intangible assets not subject to amortization have been assigned to reporting units for purposes of impairment testing. The reporting units are our restaurant concepts. At May 31, 2009 and May 25, 2008, we had goodwill of $518.7 million and $519.9 million, respectively, and trademarks of $454.4 million and $455.0 million, respectively.

A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements.

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit's fair value to its carrying value. We estimate fair value using the best information available, including market information and discounted cash flow projections also referred to as the income approach. The income approach uses a reporting unit's projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management's best estimates of economic and market conditions over the projected period including growth rates in sales, costs and number of units, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements.

We validate our estimates of fair value under the income approach by comparing the values to fair value estimates using a market approach. A market approach estimates fair value by applying cash flow multiples to the reporting unit's operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics of the reporting units.

If the fair value of the reporting unit is higher than its carrying value, goodwill is deemed not to be impaired, and no further testing is required. If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. Specifically, we would allocate the fair value to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, we would record an impairment charge for the difference.

Consistent with our accounting policy for goodwill and other indefinite-lived intangibles, we performed our annual impairment test of our goodwill and other indefinite-lived intangible assets as of the first day of our fourth fiscal quarter. As of the beginning of our fourth fiscal quarter, we had six reporting units; Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze and Seasons 52. Two of these reporting units, LongHorn Steakhouse and The Capital Grille, have a significant amount of goodwill. As part of our process for performing the step one impairment test of goodwill, we estimated the fair value of our reporting units utilizing the income approach described above, to derive an enterprise value of the Company. We reconciled the enterprise value to our overall estimated market capitalization. The estimated market capitalization considers recent trends in our market capitalization and an expected control premium, based on comparable transactional history. Based on the results of the step one impairment test, no impairment charges of goodwill were required.

We also performed sensitivity analyses on our estimated fair value using the income approach of LongHorn Steakhouse and The Capital Grille given the significance of goodwill related to these reporting units. A key assumption in our fair value estimate is the weighted-average cost of capital utilized for discounting our cash flow estimates in our income approach. We selected a weighted-average cost of capital for LongHorn Steakhouse of 12.0 percent and The Capital Grille of 12.5 percent. We noted that an increase in the weighted-average cost of capital of approximately 100 basis points on LongHorn Steakhouse would result in impairment of a portion of its goodwill. We also noted that an increase in the weighted-average cost of capital of approximately 35 basis points on The Capital Grille would result in impairment of a portion of its goodwill.

The fair value of other indefinite-lived intangible assets, primarily trademarks, are estimated and compared to the carrying value. We estimate the fair value of these intangible assets using the relief-from-royalty method, which requires assumptions related to projected revenues from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. We recognize an impairment loss when the estimated fair value of the indefinite-lived intangible asset is less than its carrying value. We completed our impairment test of our indefinite-lived intangibles and concluded as of the date of the test, there was no impairment of the trademarks for LongHorn Steakhouse and The Capital Grille. A key assumption in our fair value estimate is the discount rate utilized in the relief-from-royalty method. We selected a discount rate for LongHorn Steakhouse of 13.0 percent and The Capital Grille of 13.5 percent. We noted that an increase in the discount rate of approximately 10 basis points on LongHorn Steakhouse would result in impairment of a portion of its trademark. We also noted that an increase in the discount rate of approximately 25 basis points on The Capital Grille would result in impairment of a portion of its trademark.

We determined that there was no goodwill or indefinite-lived intangible asset impairment as of the first day of our fourth fiscal quarter and no additional indicators of impairment were identified through the end of our fourth fiscal quarter that would require us to further test for impairment. However, declines in our market capitalization (reflected in our stock price) as well as in the market capitalization of others in the restaurant industry, declines in sales at our restaurants, and significant adverse changes in the operating environment for the restaurant industry may result in future impairment charges.

Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management's judgments and assumptions made in assessing the fair value of our goodwill, could result in an impairment charge of a portion or all of our goodwill or other indefinite-lived intangible assets. If we recorded an impairment charge, our financial position and results of operations would be adversely affected and our leverage ratio for purposes of our credit agreement would increase. A leverage ratio exceeding the maximum permitted under our credit agreement would be a default under our credit agreement. At May 31, 2009, a write down of goodwill, other indefinite-lived intangible assets, or any other assets in excess of approximately $750.0 million, on an after-tax basis, would have been required to cause our leverage ratio to exceed the permitted maximum. As our leverage ratio is determined on a quarterly basis and due to the seasonal nature of our business, a lesser amount of impairment in future quarters could cause our leverage ratio to exceed the permitted maximum.

We evaluate the useful lives of our other intangible assets, primarily intangible assets associated with the RARE acquisition, to determine if they are definite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Land, buildings and equipment and certain other assets, including definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If such assets are determined to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for disposal when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. Assets not meeting the "held for sale" criteria remain in land, buildings and equipment until their disposal is probable within one year.

We account for exit or disposal activities, including restaurant closures, in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Such costs include the cost of disposing of the assets as well as other facility-related expenses from previously closed restaurants. These costs are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income. Any subsequent adjustments to that liability as a result of lease termination or changes in estimates of sublease income are recorded in the period incurred. Upon disposal of the assets, primarily land, associated with a closed restaurant, any gain or loss is recorded in the same caption within our consolidated statements of earnings as the original impairment.

INSURANCE ACCRUALS

Through the use of insurance program deductibles and self-insurance, we retain a significant portion of expected losses under our workers' compensation, employee medical and general liability programs. However, we carry insurance for individual workers' compensation and general liability claims that exceed $0.5 million and $0.25 million, respectively. Accrued liabilities have been recorded based on our estimates of the anticipated ultimate costs to settle all claims, both reported and not yet reported.

REVENUE RECOGNITION

Revenue from restaurant sales is recognized when food and beverage products are sold. Unearned revenues represent our liability for gift cards that have been sold but not yet redeemed. We recognize revenue from our gift cards when the gift card is redeemed by the customer or the likelihood of redemption, based upon our historical redemption patterns, becomes remote. Revenues from the sales of franchises are recognized as income when substantially all of our material obligations under the franchise agreement have been performed. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned. Sales taxes collected from customers and remitted to governmental authorities are presented on a net basis within net sales on our consolidated statements of earnings.

FOOD AND BEVERAGE COSTS

Food and beverage costs include inventory, warehousing, related purchasing and distribution costs and gains and losses on certain commodity derivative contracts. Vendor allowances received in connection with the purchase of a vendor's products are recognized as a reduction of the related food and beverage costs as earned. Advance payments are made by the vendors based on estimates of volume to be purchased from the vendors and the terms of the agreement. As we make purchases from the vendors each period, we recognize the pro rata portion of allowances earned as a reduction of food and beverage costs for that period. Differences between estimated and actual purchases are settled in accordance with the terms of the agreements. Vendor agreements are generally for a period of one year or more and payments received are initially recorded as long-term liabilities. Amounts which are expected to be earned within one year are recorded as current liabilities.

INCOME TAXES

We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Interest recognized in accordance with reserves for uncertain tax positions is included in interest, net in our consolidated statements of earnings. A corresponding liability for accrued interest is included as a component of other current liabilities in our consolidated balance sheets. Penalties, when incurred, are recognized in selling, general and administrative expenses.

Effective May 28, 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Upon adoption, we recognized an additional liability of $1.1 million ($0.7 million after tax) for uncertain tax positions, including interest, which was accounted for as a cumulative decrease to the balance of beginning retained earnings. See Note 16 – Income Taxes for additional information.

Income tax benefits credited to equity relate to tax benefits associated with amounts that are deductible for income tax purposes but do not affect earnings. These benefits are principally generated from employee exercises of non-qualified stock options and vesting of employee restricted stock awards.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We use financial and commodities derivatives to manage interest rate, compensation and commodities pricing and foreign currency exchange rate risks inherent in our business operations. Our use of derivative instruments is currently limited to interest rate hedges; equity forwards contracts; commodities futures and options contracts and foreign currency forward contracts. These instruments are generally structured as hedges of forecasted transactions or the variability of cash flows to be paid related to a recognized asset or liability (cash flow hedges). We do not enter into derivative instruments for trading or speculative purposes, where changes in the cash flows of the derivative are not expected to offset changes in cash flows related to a forecasted transaction. However, we have entered into equity forwards to economically hedge changes in the fair value of employee investments in our non-qualified deferred compensation plan and certain commodity futures contracts to economically hedge changes in the value of certain inventory purchases, for which we have not applied hedge accounting. All derivatives are recognized on the balance sheet at fair value. For those derivative instruments for which we intend to elect hedge accounting, on the date the derivative contract is entered into, we document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Changes in the fair value of derivatives that are highly effective, and are designated and qualify as cash flow hedges are recorded in other comprehensive income (loss) until earnings are affected by the variability in cash flows of the designated hedged item. Where applicable, we discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item or the derivative is terminated. Any changes in the fair value of a derivative where hedge accounting has not been elected, where there is ineffectiveness or where the originally forecasted cash flows are no longer probable of occurring are recognized immediately in earnings. Cash flows related to derivatives are included in operating activities. See Note 10 – Derivative Instruments and Hedging Activities for additional information.

LEASES

For operating leases, we recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise the options would result in an economic penalty to the Company. Differences between amounts paid and amounts expensed are recorded as deferred rent. Capital leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term. Within the provisions of certain of our leases, there are rent holidays and escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods where failure to exercise such options would result in an economic penalty to the Company. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. Many of our leases have renewal periods totaling five to 20 years, exercisable at our option and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved. Amortization expense related to capital leases is included in depreciation and amortization expenses on our consolidated statements of earnings.

PRE-OPENING EXPENSES

Non-capital expenditures associated with opening new restaurants are expensed as incurred.

ADVERTISING

Production costs of commercials are charged to operations in the fiscal period the advertising is first aired. The costs of programming and other advertising, promotion and marketing programs are charged to operations in the fiscal period incurred. Advertising expense, related to continuing operations, included in selling, general and administrative expenses, amounted to $308.3 million, $257.8 million and $230.0 million in fiscal 2009, 2008 and 2007, respectively.

STOCK-BASED COMPENSATION

Effective May 29, 2006, we adopted the provisions of SFAS No. 123(R), "Share-Based Payment," which requires companies to recognize in the financial statements the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. We adopted SFAS No. 123(R) according to the modified prospective transition method and use the Black-Scholes option pricing model to estimate the fair value of awards. Under the modified prospective transition method, we recognize compensation expense on a straight-line basis over the remaining employee service period for new awards granted after the effective date of SFAS No. 123(R) and for unvested awards granted prior to the effective date of SFAS No. 123(R). In accordance with the modified prospective transition method, financial statements issued for periods prior to the adoption of SFAS No. 123(R) have not been restated. See Note 18 – Stock-Based Compensation for additional information.

The weighted-average fair value of non-qualified stock options granted during fiscal 2009, 2008 and 2007 used in computing compensation expense in fiscal 2009, 2008 and 2007 was $10.52, $14.05 and $13.87, respectively. The dividend yield was calculated by comparing the annual dividend rates over the last two fiscal years to historical stock prices over a similar time period. The expected volatility was determined using historical stock prices. The risk-free interest rate was the rate available on zero coupon U.S. government obligations with a term approximating the expected life of each grant. The expected life was estimated based on the exercise history of previous grants, taking into consideration the remaining contractual period for outstanding awards. The weighted-average assumptions used in the Black-Scholes model to record stock-based compensation in fiscal 2009, 2008 and 2007 were as follows:

	Stock Options Granted in Fiscal Year		
	2009	2008	2007
Risk-free interest rate	3.46%	4.63%	5.08%
Expected volatility of stock	34.4%	32.6%	34.5%
Dividend yield	2.1%	1.6%	1.3%
Expected option life	6.4 years	6.4 years	6.4 years

NET EARNINGS PER SHARE

Basic net earnings per share are computed by dividing net earnings by the weighted-average number of common shares outstanding for the reporting period. Diluted net earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Outstanding stock options, restricted stock, benefits granted under our Employee Stock Purchase Plan and performance stock units granted by us represent the only dilutive effect reflected in diluted weighted-average shares outstanding. These stock-based compensation instruments do not impact the numerator of the diluted net earnings per share computation.

The following table presents the computation of basic and diluted earnings per common share:

	Fiscal Year		
(In millions, except per share data)	2009	2008	2007
Earnings from continuing operations	$371.8	$369.5	$ 377.1
Earnings (loss) from discontinued operations	0.4	7.7	(175.7)
Net earnings	$372.2	$377.2	$ 201.4
Average common shares outstanding – Basic	137.4	140.4	143.4
Effect of dilutive stock-based compensation	3.0	4.7	5.4
Average common shares outstanding – Diluted	140.4	145.1	148.8
Basic net earnings per share:			
Earnings from continuing operations	$ 2.71	$ 2.63	$ 2.63
Earnings (loss) from discontinued operations	–	0.06	(1.23)
Net earnings	$ 2.71	$ 2.69	$ 1.40
Diluted net earnings per share:			
Earnings from continuing operations	$ 2.65	$ 2.55	$ 2.53
Earnings (loss) from discontinued operations	–	0.05	(1.18)
Net earnings	$ 2.65	$ 2.60	$ 1.35

Restricted stock and options to purchase 8.2 million shares, 3.2 million shares and 1.8 million shares of common stock were excluded from the calculation of diluted net earnings per share for fiscal 2009, 2008 and 2007, respectively, because the effect would have been anti-dilutive.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes net earnings and other comprehensive income (loss) items that are excluded from net earnings under U.S. generally accepted accounting principles. Other comprehensive income (loss) items include foreign currency translation adjustments, the effective unrealized portion of changes in the fair value of cash flow hedges and recognition of the funded status and amortization of unrecognized net actuarial gains and losses related to our pension and other postretirement plans. See Note 13 – Stockholders' Equity for additional information.

FOREIGN CURRENCY

The Canadian dollar is the functional currency for our Canadian restaurant operations. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are reported as a separate component of accumulated other comprehensive income (loss) in stockholders' equity. Aggregate cumulative translation losses were $3.7 million and $1.0 million at May 31, 2009 and May 25, 2008, respectively. Gains and losses from foreign currency transactions were not significant for fiscal 2009, 2008 or 2007.

SEGMENT REPORTING

As of May 31, 2009, we operated the Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze, Seasons 52, Hemenway's Seafood Grille & Oyster Bar and The Old Grist Mill Tavern restaurant concepts in North America as operating segments. The concepts operate principally in the U.S. within the full-service dining industry, providing similar products to similar customers. The concepts also possess similar economic characteristics, resulting in similar long-term expected financial performance characteristics. Revenues from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of revenue. We believe we meet the criteria for aggregating our operating segments into a single reporting segment.

APPLICATION OF NEW ACCOUNTING STANDARDS

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, which was our fiscal 2009. The adoption of SFAS No. 159 did not have an impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations." SFAS No. 141R provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS No. 141R also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS No. 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require us to adopt these provisions for business combinations occurring in fiscal 2010 and thereafter. Early adoption of SFAS No. 141R is not permitted. We do not believe the adoption of SFAS No. 141R will have a significant impact on our consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position (FSP) EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The two-class method is an earnings allocation method for computing earnings per share when an entity's capital structure includes either two or more classes of common stock or common stock and participating securities. It determines earnings per share based on dividends declared on common stock and participating securities (i.e., distributed earnings) and participation rights of participating securities in any undistributed earnings. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, which will require us to adopt these provisions in fiscal 2010. We do not believe the adoption of FSP EITF 03-6-1 will have a significant impact on our consolidated financial statements.

In December 2008, the FASB issued FSP 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets," which expands the disclosure requirements about fair value measurements of plan assets for pension plans, postretirement medical plans, and other funded postretirement plans. This FSP is effective for fiscal years ending after December 15, 2009, which will require us to adopt these provisions in fiscal 2010. We are currently evaluating the impact FSP 132(R)-1 will have on our consolidated financial statements.

NOTE 2
DISCONTINUED OPERATIONS

During the fourth quarter of fiscal 2007, we closed nine underperforming Bahama Breeze restaurants and announced the closure of 54 Smokey Bones and two Rocky River Grillhouse restaurants, as well as our intention to offer the remaining 73 operating Smokey Bones restaurants for sale. As a result, during fiscal 2007, we recognized asset impairment charges of $236.4 million ($146.0 million after tax), related to the decision to close or hold for sale all Smokey Bones and Rocky River Grillhouse restaurants, and we recognized impairment charges of $12.7 million ($7.8 million after tax) related to the decision to permanently close nine Bahama Breeze restaurants. The impairment charges were based on a comparison of the net book value and the estimated fair value of the restaurants. During fiscal 2008, we closed on the sale of the 73 operating Smokey Bones restaurants to Barbeque Integrated, Inc., an affiliate of Sun Capital Partners, Inc., a worldwide private investment firm, for $82.0 million, net of selling costs of approximately $1.8 million. As a result we recognized a gain on the sale of $18.0 million, which is included in earnings from discontinued operations for the fiscal year ended May 25, 2008.

For fiscal 2009, 2008 and 2007, all gains and losses on disposition, impairment charges and disposal costs, along with the sales, costs and expenses and income taxes attributable to these restaurants have been aggregated to a single caption entitled earnings (losses) from discontinued operations, net of tax in our consolidated statements of earnings for all periods presented. Earnings (losses) from discontinued operations, net of tax expense (benefit) on our accompanying consolidated statements of earnings are comprised of the following:

	Fiscal Year Ended		
(In millions)	May 31, 2009	May 25, 2008	May 27, 2007
Sales	$ –	$120.7	$ 357.9
Earnings (losses) before income taxes	$ 0.6	$ 10.7	$(288.6)
Income tax (expense) benefit	(0.2)	(3.0)	112.9
Net earnings (losses) from discontinued operations	$ 0.4	$ 7.7	$(175.7)

As of May 31, 2009 and May 25, 2008, we had $14.7 million and $25.3 million, respectively, of assets associated with the closed restaurants reported as discontinued operations, which are included in land, buildings and equipment, net on the accompanying consolidated balance sheets.

NOTE 3
RECEIVABLES, NET

Our accounts receivable is primarily comprised of receivables from national storage and distribution companies with which we contract to provide services that are billed to us on a per-case basis. In connection with these services, certain of our inventory items are conveyed to these storage and distribution companies to transfer ownership and risk of loss prior to delivery of the inventory to our restaurants. We reacquire these items when the inventory is subsequently delivered to our restaurants. These transactions do not impact the consolidated statements of earnings. Receivables from national storage and distribution companies amounted to $10.4 million and $21.5 million at May 31, 2009 and May 25, 2008, respectively. In addition, at the end of fiscal 2008, a vendor owed us $18.0 million as part of an advance payment on a service agreement, which was included in accounts receivable and was collected in fiscal 2009. The amount earned each period, related to the advance vendor payment, is being reflected as a reduction to restaurant expenses. The allowance for doubtful accounts associated with all of our receivables amounted to $3.6 million at May 31, 2009 and May 25, 2008.

NOTE 4
ASSET IMPAIRMENT, NET

During fiscal 2009 we recorded $12.0 million of long-lived asset impairment charges primarily related to the write-down of assets to be disposed of, the permanent closure of one LongHorn Steakhouse and the write-down of another LongHorn Steakhouse based on an evaluation of expected cash flows. During fiscal 2008 we recorded no long-lived asset impairment charges. During fiscal 2007, we recorded $2.6 million of long-lived asset impairment charges primarily related to the permanent closure of one Red Lobster and one Olive Garden restaurant. During fiscal 2007, we also recorded $0.2 million of gains related to the sale of previously impaired restaurants. These costs are included in asset impairment, net as a component of earnings from continuing operations in the accompanying consolidated statements of earnings for fiscal 2009, 2008 and 2007. Impairment charges were measured based on the amount by which the carrying amount of these assets exceeded their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets and estimates of future cash flows.

The results of operations for all Red Lobster, Olive Garden and LongHorn restaurants permanently closed in fiscal 2009, 2008 and 2007 that would otherwise have met the criteria for discontinued operations reporting are not material to our consolidated financial position, results of operations or cash flows and, therefore, have not been presented as discontinued operations.

NOTE 5
LAND, BUILDINGS AND EQUIPMENT, NET

The components of land, buildings and equipment, net, are as follows:

(In millions)	May 31, 2009	May 25, 2008
Land	$ 769.1	$ 751.8
Buildings	3,078.8	2,846.4
Equipment	1,302.8	1,187.2
Assets under capital leases	68.6	68.6
Construction in progress	209.8	137.7
Total land, buildings and equipment	5,429.1	4,991.7
Less accumulated depreciation and amortization	(2,116.5)	(1,923.4)
Less depreciation associated with assets under capital leases	(5.9)	(2.3)
Land, buildings and equipment, net	$ 3,306.7	$ 3,066.0

On August 24, 2006, we completed the sale and leaseback of our Restaurant Support Center (RSC) for $45.2 million. The RSC houses all of our executive offices, shared service functions and concept administrative personnel. The transaction was completed in anticipation of moving the RSC to a new facility approximately three years from the date of sale. As a result of the sale and subsequent leaseback of the RSC, we recorded a $15.2 million deferred gain, which is being recognized over the three-year leaseback period on a straight-line basis. During fiscal 2009, fiscal 2008 and fiscal 2007, we recognized gains of $4.6 million, $5.1 million and $2.8 million, respectively, on the sale of the RSC, which is included as a reduction of selling, general and administrative expenses in our consolidated statements of earnings.

NOTE 6
OTHER ASSETS

The components of other assets are as follows:

(In millions)	May 31, 2009	May 25, 2008
Pension over-funding	$ –	$ 26.8
Trust-owned life insurance	35.7	53.8
Capitalized software costs, net	22.7	27.4
Liquor licenses	40.9	38.5
Value of acquired below-market leases	21.5	23.8
Loan costs	16.8	19.6
Marketable securities	38.6	13.3
Miscellaneous	14.4	18.6
Total other assets	$190.6	$221.8

NOTE 7
SHORT-TERM DEBT

Short-term debt at May 31, 2009 consisted of $150.0 million of borrowings under the Revolving Credit Agreement (as defined in Note 9 – Long-Term Debt) and bore an interest rate of 0.68 percent. As of May 25, 2008, short-term debt consisted of $130.0 million and $48.4 million of borrowings under the Revolving Credit Agreement and unsecured commercial paper borrowings, respectively.

NOTE 8
OTHER CURRENT LIABILITIES

The components of other current liabilities are as follows:

(In millions)	May 31, 2009	May 25, 2008
Non-qualified deferred compensation plan	$132.1	$143.8
Sales and other taxes	61.0	52.6
Insurance-related	75.6	56.0
Miscellaneous	63.1	57.7
Employee benefits	23.5	36.0
Accrued interest	17.0	19.0
Total other current liabilities	$372.3	$365.1

NOTE 9
LONG-TERM DEBT

The components of long-term debt are as follows:

(In millions)	May 31, 2009	May 25, 2008
4.875% senior notes due August 2010	$ 150.0	$ 150.0
7.450% medium-term notes due April 2011	75.0	75.0
5.625% senior notes due October 2012	350.0	350.0
7.125% debentures due February 2016	100.0	100.0
6.200% senior notes due October 2017	500.0	500.0
6.000% senior notes due August 2035	150.0	150.0
6.800% senior notes due October 2037	300.0	300.0
ESOP loan with variable rate of interest (0.69% at May 31, 2009) due December 2018	11.6	15.5
Total long-term debt	1,636.6	1,640.5
Fair value hedge	1.3	–
Less issuance discount	(5.6)	(6.2)
Total long-term debt less issuance discount	1,632.3	1,634.3
Less current portion	–	–
Long-term debt, excluding current portion	$1,632.3	$1,634.3

We maintain a $750.0 million revolving credit facility under a Credit Agreement (Revolving Credit Agreement) dated September 20, 2007 with Bank of America, N.A. (BOA), as administrative agent, and the lenders (Revolving Credit Lenders) and other agents party thereto. The Revolving Credit Agreement is a senior unsecured debt obligation of the Company and contains customary representations, affirmative and negative covenants (including limitations on liens and subsidiary debt, and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default usual for credit facilities of this type. As of May 31, 2009, we were in compliance with all covenants under the Revolving Credit Agreement.

The Revolving Credit Agreement matures on September 20, 2012, and the proceeds may be used for commercial paper back-up, working capital and capital expenditures, the refinancing of certain indebtedness as well as general corporate purposes. The Revolving Credit Agreement also contains a sub-limit of $150.0 million for the issuance of letters of credit. The borrowings and letters of credit obtained under the Revolving Credit Agreement may be denominated in U.S. Dollars, Euro, Sterling, Yen, Canadian Dollars and each other currency approved by the Revolving Credit Lenders. The Company may elect to increase the commitments under the Revolving Credit Agreement by up to $250.0 million (to an aggregate amount of up to $1.0 billion), subject to the Company obtaining commitments from new and existing lenders for the additional amounts.

Loans under the Revolving Credit Agreement bear interest at a rate of LIBOR plus a margin determined by reference to a ratings-based pricing grid, or the base rate (which is defined as the higher of the BOA prime rate and the Federal Funds rate plus 0.500 percent). Assuming a "BBB" equivalent credit rating level, the applicable margin under the Revolving Credit Agreement will be 0.350 percent. We may also request that loans under the Revolving Credit Agreement be made at interest rates offered by one or more of the Revolving Credit Lenders, which may vary from the LIBOR or base rate, for up to $100.0 million of borrowings. The Revolving Credit Agreement requires that we pay a facility fee on the total amount of the facility (ranging from 0.070 percent to 0.175 percent, based on our credit ratings) and, in the event that the outstanding amounts under the Revolving Credit Agreement exceeds 50 percent of the Revolving Credit Agreement, a utilization fee on the total amount outstanding under the facility (ranging from 0.050 percent to 0.150 percent, based on our credit ratings).

Lehman Brothers Holdings Inc. and certain of its subsidiaries (Lehman Brothers) have filed for bankruptcy protection. A subsidiary of Lehman Brothers is one of the Revolving Credit Lenders with a commitment of $50.0 million, and has defaulted on its obligation to fund our request for borrowings under the Revolving Credit Agreement. Accordingly, as of May 31, 2009, we believe that our ability to borrow under the Revolving Credit Agreement is reduced by the amount of Lehman Brothers' commitment. After consideration of this reduction, in addition to borrowings currently outstanding and letters of credit backed by the Revolving Credit Agreement, as of May 31, 2009, we had $502.6 million of availability under the Revolving Credit Agreement.

The interest rates on our $350.0 million of unsecured 5.625 percent senior notes due October 2012, $500.0 million of unsecured 6.200 percent senior notes due October 2017 and $300.0 million of unsecured 6.800 percent senior notes due October 2037 (collectively, the New Senior Notes) is subject to adjustment from time to time if the debt rating assigned to such series of the New Senior Notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. As of May 31, 2009, no adjustments to these interest rates had been made. We may redeem any series of the New Senior Notes at any time in whole or from time to time in part, at the principal amount plus a make-whole premium. If we experience a change of control triggering event, we may be required to purchase the New Senior Notes from the holders.

All of our long-term debt currently outstanding is expected to be repaid entirely at maturity with interest being paid semi-annually over the life of the debt. The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 31, 2009, and thereafter are $0.0 million in 2010, $225.0 million in 2011, $0.0 million in 2012, $350.0 million in 2013, $0.0 million in 2014 and $1.06 billion thereafter.

NOTE 10

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 161, "Disclosures about Derivative Instruments and Hedging Activities." SFAS No. 161 provides companies with requirements for enhanced disclosures about derivative instruments and hedging activities to enable investors to better understand their effects on a company's financial position, financial performance and cash flows. In accordance with the effective date of SFAS No. 161 we adopted the disclosure provisions of SFAS No. 161 during the quarter ended February 22, 2009.

We enter into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and those utilized as economic hedges. We use interest rate-related derivative instruments to manage our exposure to fluctuations of interest rates, as well as commodities derivatives to manage our exposure to commodity price fluctuations. We also use equity-related derivative instruments to manage our exposure on cash compensation arrangements indexed to the market price of our common stock. By using these instruments, we expose ourselves, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We minimize this credit risk by entering into transactions with high quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or the market price of our common stock. We minimize this market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. See Note 1 – Summary of Significant Accounting Policies for additional information.

NATURAL GAS COMMODITY CONTRACTS

We enter into natural gas swap contracts to reduce the risk of variability in cash flows associated with fluctuations in the price of natural gas during the fiscal year. For a certain portion of our natural gas purchases, changes in the price we pay for natural gas is highly correlated with changes in the market price of natural gas. For these natural gas purchases, we designate natural gas swap derivative contracts as cash flow hedging instruments. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value are not included in current earnings but are included in accumulated other comprehensive income (loss). These changes in fair value are subsequently reclassified into earnings as a component of restaurant expenses when the natural gas is purchased and used by us in our operations. Ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs. As of May 31, 2009 and May 25, 2008, we were party to natural gas swap contracts designated as effective cash flow hedging instruments with notional values of $9.9 million and $8.3 million, respectively. For the remaining portion of our natural gas purchases, changes in the price we pay for natural gas are not highly correlated with changes in the market price of natural gas, generally due to the timing of when changes in the market prices are reflected in the price we pay. For these natural gas purchases, we utilize natural gas swap contracts as economic hedges. All changes in the fair value of our economic hedge contracts are recorded currently in earnings in the period in which they occur. As of May 31, 2009 and May 25, 2008 we were party to natural gas swap contracts, which were not designated as cash flow hedging instruments, with notional values of $1.3 million and $3.1 million respectively.

OTHER COMMODITY CONTRACTS

We enter into other commodity futures and swaps (typically for soybean oil, milk, diesel fuel and butter) to reduce the risk of fluctuations in the price we pay for these commodities, which are either used directly in our restaurants (e.g., class III milk contracts for cheese and soybean oil for salad dressing) or are components of the cost we pay for items used in our restaurants (e.g., diesel fuel contracts to mitigate risk related to diesel fuel surcharges charged by our distributors). To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, and otherwise meet the hedge accounting criteria of SFAS No. 133, changes in the derivatives' fair value are not included in current earnings but are included in accumulated other comprehensive income (loss). These changes in fair value will subsequently be reclassified into earnings as a component of food and beverage expenses when the product is purchased for use in our restaurants. Ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs. As of May 31, 2009 and May 25, 2008, we were party to commodity contracts designated as effective cash flow hedging instruments with notional values of $0.0 million and $5.8 million, respectively. To the extent the hedge accounting criteria of SFAS No. 133 are not met, the commodity contracts are utilized as economic hedges and changes in the fair value of these contracts are recorded currently in earnings in the period in which they occur. As of May 31, 2009, we were party to commodity contracts not designated as cash flow hedging instruments, with notional values of $0.3 million. There were no such contracts outstanding as of May 25, 2008.

INTEREST RATE LOCKS

We entered into treasury-lock derivative instruments with $150.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate associated with the expected issuance of long-term debt to refinance our $150.0 million senior notes due August 2010 and our $75.0 million medium-term notes due April 2011, as changes in the benchmark interest rate will cause variability in our forecasted interest payments. These derivative instruments are designated as cash flow hedges and to the extent they are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value are not included in current earnings but are included in accumulated other comprehensive income (loss). These changes in fair value will subsequently be reclassified into earnings as a component of interest expense as interest is incurred on the forecasted debt issuance. Ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs.

We entered into treasury-lock derivative instruments with $550.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate prior to the issuance of the New Senior Notes, as changes in the benchmark interest rate would cause variability in our forecasted interest payments. These instruments were all settled at the issuance of the New Senior Notes during the second quarter of fiscal 2008 for a cumulative gain of $6.2 million. These instruments were designated as effective cash flow hedges, therefore, the gain was recorded in accumulated other comprehensive income (loss) and is reclassified into earnings as an adjustment to interest expense as interest on the New Senior Notes or similar debt is incurred.

INTEREST RATE SWAPS

During the quarter ended August 24, 2008, we entered into interest rate swap agreements with $225.0 million of notional value to limit the risk of changes in fair value of our $150.0 million senior notes due August 2010 and $75.0 million medium-term notes due April 2011 attributable to changes in the benchmark interest rate, between now and maturity of the related debt. The swap agreements effectively swap the fixed rate obligations for floating rate obligations, thereby mitigating changes in fair value of the related debt prior to maturity. The swap agreements were designated as fair value hedges of the related debt and met the requirements to be accounted for under the short-cut method, resulting in no ineffectiveness in the hedging relationship. During the quarter ended November 23, 2008, we terminated these interest rate swap agreements for a gain of approximately $1.9 million, which will be recorded as a reduction to interest expense over the remaining life of the related long-term debt.

During fiscal 2005 and fiscal 2004, we entered into interest rate swap agreements to hedge the risk of changes in interest rates on the cost of a future issuance of fixed-rate debt. The swaps, which had a $100.0 million notional principal amount of indebtedness, were used to hedge a portion of the interest payments associated with $150.0 million of unsecured 4.875 percent senior notes due in August 2010, which were issued in August 2005. The swaps were settled at the time of the related debt issuance with a net loss of $1.2 million being recognized in accumulated other comprehensive income (loss). The net loss on the swaps is being amortized into earnings as an adjustment to interest expense over the same period in which the related interest costs on the related debt issuance are being recognized in earnings.

We also had interest rate swaps with a notional amount of $200.0 million, which we used to convert variable rates on our long-term debt to fixed rates effective May 30, 1995, related to the issuance of our $150.0 million 6.375 percent notes due February 2006 and our $100.0 million 7.125 percent debentures due February 2016. We received the one-month commercial paper interest rate and paid fixed-rate interest ranging from 7.51 percent to 7.89 percent. The swaps were settled during January 1996 at a cost to us of $27.7 million.

A portion of the cost was recognized as an adjustment to interest expense over the term of our 10-year 6.375 percent notes that were settled at maturity in February 2006. The remaining portion continues to be recognized as an adjustment to interest expense over the term of our 20-year 7.125 percent debentures due 2016.

EQUITY FORWARDS

We enter into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units. The equity forward contracts will be settled at the end of the vesting periods of their underlying Darden stock units, which range between four and five years. The contracts were initially designated as cash flow hedges to the extent the Darden stock units are unvested and, therefore, unrecognized as a liability in our financial statements. In total, the equity forward contracts are indexed to 0.6 million shares of our common stock, at varying forward rates between $19.52 per share and $41.17 per share and can only be net settled in cash. To the extent the equity forward contracts are effective in offsetting the variability of the hedged cash flows, changes in the fair value of the equity forward contracts are not included in current earnings but are reported as accumulated other comprehensive income (loss). As the Darden stock units vest, we will de-designate that portion of the equity forward contract that no longer qualifies for hedge accounting and changes in fair value associated with that portion of the equity forward contract will be recognized in current earnings. We periodically incur interest on the notional value of the contracts and receive dividends on the underlying shares. These amounts are recognized currently in earnings as they are incurred.

We entered into equity forward contracts to hedge the risk of changes in future cash flows associated with employee-directed investments in Darden stock within the non-qualified deferred compensation plan. The equity forward contracts are indexed to 0.2 million shares of our common stock at forward rates between $23.41 and $37.44 per share, can only be net settled in cash and expire between fiscal 2011 and 2013. We did not elect hedge accounting with the expectation that changes in the fair value of the equity forward contracts would offset changes in the fair value of the Darden stock investments in the non-qualified deferred compensation plan within selling, general and administrative expenses in our consolidated statements of earnings.

The fair value of our derivative instruments as of May 31, 2009 and May 25, 2008, are as follows:

(In millions)	Balance Sheet Location	Derivative Assets May 31, 2009	Derivative Assets May 25, 2008	Derivative Liabilities May 31, 2009	Derivative Liabilities May 25, 2008
Derivative contracts designated as hedging instruments under SFAS No. 133					
Commodity contracts	(1)	$ –	$0.1	$(2.4)	$ –
Equity forwards	(1)	0.4	–	–	(1.3)
Interest rate related	(1)	0.8	2.3	(2.8)	–
		$1.2	$2.4	$(5.2)	$(1.3)
Derivative contracts not designated as hedging instruments under SFAS No. 133					
Commodity contracts	(1)	$ –	$ –	$(0.8)	$ –
Equity forwards	(1)	1.0	–	–	(2.9)
		$1.0	$ –	$(0.8)	$(2.9)
Total derivative contracts		$2.2	$2.4	$(6.0)	$(4.2)

(1) Derivative assets and liabilities are included in Prepaid Expenses and Other Current Assets and Other Current Liabilities, respectively, on our consolidated balance sheets.

The effect of derivative instruments in cash flow hedging relationships on the consolidated statements of earnings for the years ended May 31, 2009 and May 25, 2008, are as follows:

(In millions)	Amount of Gain (Loss) Recognized in AOCI (effective portion) 2009	2008	Location of Gain (Loss) Reclassified from AOCI to Income	Amount of Gain (Loss) Reclassified from AOCI to Income (effective portion) 2009	2008	Location of Gain (Loss) Recognized in Income (ineffective portion)	(1) Amount of Gain (Loss) Recognized in Income (ineffective portion) 2009	2008
Commodity contracts	$ (8.7)	$(0.8)	*Cost of Sales*	$(6.1)	$0.9	*Cost of Sales*	$ –	$ –
Equity forwards	1.2	(3.5)	*Cost of Sales*	–	–	*Cost of Sales*	–	(0.6)
Interest rate	(3.8)	8.5	*Interest, net*	(1.3)	0.2	*Interest, net*	–	–
	$(11.3)	$ 4.2		$(7.4)	$1.1		$ –	$(0.6)

(1) Generally, all of our derivative instruments designated as cash flow hedges have some level of ineffectiveness, which is recognized currently in earnings. However, as these amounts are generally nominal and our consolidated financial statements are presented "in millions," these amounts will generally appear as zero in this tabular presentation.

The effect of derivatives not designated as hedging instruments on the consolidated statements of earnings for the years ended May 31, 2009 and May 25, 2008, are as follows:

(In millions)	Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income May 31, 2009	May 25, 2008
Commodity contracts	*Cost of Sales*	*$(5.0)*	*$ –*
Equity forwards	*Cost of Sales*	*2.1*	*(2.4)*
Equity forwards	*Selling, General and Administrative*	*0.9*	*(0.7)*
		$(2.0)	*$(3.1)*

Based on the fair value of our derivative instruments designated as cash flow hedges as of May 31, 2009, we expect to reclassify $1.5 million of net losses on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months based on the timing of our forecasted commodity purchases and maturity of equity forward instruments. However, the amounts ultimately realized in earnings will be dependent on the fair value of the contracts on the settlement dates. We are currently party to commodity derivative contracts designated as cash flow hedges to mitigate the risk of variability in our cash flows related to purchases of related commodities through May 2010.

NOTE 11
FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. In February 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157," which permits a one-year deferral for the implementation of SFAS No. 157 with regard to non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. We elected to defer adoption of SFAS No. 157 for such items and we do not currently anticipate that full adoption in fiscal 2010 will materially impact our results of operations or financial position.

On May 26, 2008, we adopted the provisions of SFAS No. 157 related to financial assets and liabilities. The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at May 31, 2009:

(In millions)		Items Measured at Fair Value: Fair Value of Assets (Liabilities) at May 31, 2009	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities	*(1)*	*$38.6*	*$24.0*	*$14.6*	*$ –*
Commodities futures and swaps	*(2)*	*(3.2)*	*–*	*(3.2)*	*–*
Equity forwards	*(3)*	*1.4*	*–*	*1.4*	*–*
Interest rate locks and swaps	*(4)*	*(2.0)*	*–*	*(2.0)*	*–*
Total		*$34.8*	*$24.0*	*$10.8*	*$ –*

(1) The fair value of our marketable securities is based on the closing market prices of the investments when applicable, or, alternatively, valuations utilizing market data and other observable inputs, inclusive of the risk of nonperformance.

(2) The fair value of our commodities futures and swaps is based on the closing futures market prices of the contracts, inclusive of the risk of nonperformance.

(3) The fair value of our equity forwards is based on the closing market value of Darden stock, inclusive of the risk of nonperformance.

(4) The fair value of our interest rate lock and swap agreements is based on the present value of expected future cash flows, inclusive of the risk of nonperformance, using a discount rate appropriate for the duration.

NOTE 12
FINANCIAL INSTRUMENTS

The fair values of cash equivalents, accounts receivable, accounts payable and short-term debt approximate their carrying amounts due to their short duration.

Marketable securities are carried at fair value and consist of $9.1 million of trading securities related to the RARE Supplemental Deferred Compensation Plan and $29.5 million of available-for-sale securities related to insurance funding requirements for our workers' compensation and general liability claims. The following table summarizes cost and market value for our securities that qualify as available-for-sale as of May 31, 2009:

(In millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Available-for-sale securities	*$28.9*	*$0.6*	*$ –*	*$29.5*

Earnings include insignificant realized gains and loss from trading securities and from sales of available-for-sale securities. At May 31, 2009, the scheduled maturities of our available-for-sale securities are as follows:

(In millions)	Cost	Market Value
Less than 1 year	*$ 2.1*	*$ 2.1*
1 to 3 years	*20.2*	*20.6*
3 to 5 years	*6.6*	*6.8*
Total	*$28.9*	*$29.5*

The carrying value and fair value of long-term debt at May 31, 2009 was $1.63 billion and $1.49 billion, respectively. The carrying value and fair value of long-term debt at May 25, 2008 was $1.63 billion and $1.62 billion, respectively. The fair value of long-term debt is determined based on market prices or, if market prices are not available, the present value of the underlying cash flows discounted at our incremental borrowing rates.

NOTE 13
STOCKHOLDERS' EQUITY

TREASURY STOCK

On June 16, 2006, our Board of Directors authorized an additional share repurchase authorization totaling 25.0 million shares in addition to the previous authorization of 137.4 million shares, bringing our total authorizations to 162.4 million. In fiscal 2009, 2008 and 2007, we purchased treasury stock totaling $144.9 million, $159.4 million and $371.2 million, respectively. At May 31, 2009, a total of 152.1 million shares had been repurchased under the authorizations. The repurchased common stock is reflected as a reduction of stockholders' equity.

STOCK PURCHASE/LOAN PROGRAM

We have share ownership guidelines for our officers. To assist them in meeting these guidelines, we implemented the 1998 Stock Purchase/Option Award Loan Program (Loan Program) in conjunction with our Stock Option and Long-Term Incentive Plan of 1995. The Loan Program provided loans to our officers and awarded two options for every new share purchased, up to a maximum total share value equal to a designated percentage of the officer's base compensation. Loans are full recourse and interest bearing, with a maximum principal amount of 75 percent of the value of the stock purchased. The stock purchased is held on deposit with us until the loan is repaid. The interest rate for loans under the Loan Program is fixed and is equal to the applicable federal rate for mid-term loans with semi-annual compounding for the month in which the loan originates. Interest is payable on a weekly basis. Loan principal is payable in installments with 25 percent, 25 percent and 50 percent of the total loan due at the end of the fifth, sixth and seventh years of the loan, respectively. Effective July 30, 2002, and in compliance with the Sarbanes-Oxley Act of 2002, we no longer issue new loans under the Loan Program. We account for outstanding officer notes receivable as a reduction of stockholders' equity.

STOCKHOLDERS' RIGHTS PLAN

Under our Rights Agreement dated May 16, 2005, each share of our common stock has associated with it one right to purchase one-thousandth of a share of our Series A Participating Cumulative Preferred Stock at a purchase price of $120 per share, subject to adjustment under certain circumstances to prevent dilution. The rights are exercisable when, and are not transferable apart from our common stock until, a person or group has acquired 15 percent or more, or makes a tender offer for 15 percent or more, of our common stock. If the specified percentage of our common stock is then acquired, each right will entitle the holder (other than the acquiring company) to receive, upon exercise, common stock of either us or the acquiring company having a value equal to two times the exercise price of the right. The rights are redeemable by our Board of Directors under certain circumstances and expire on May 25, 2015.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) are as follows:

(In millions)	May 31, 2009	May 25, 2008
Foreign currency translation adjustment	*$ (3.7)*	*$ (1.0)*
Unrealized gains (losses) on marketable securities, net of tax	*0.3*	*–*
Unrealized gains (losses) on derivatives, net of tax	*1.1*	*4.5*
SFAS No. 158 benefit plan funding position, net of tax	*(54.9)*	*(24.2)*
Total accumulated other comprehensive income (loss)	*$(57.2)*	*$(20.7)*

NOTE 14
LEASES

An analysis of rent expense incurred related to restaurants in continuing operations is as follows:

	Fiscal Year		
(In millions)	2009	2008	2007
Restaurant minimum rent	$102.4	$ 88.1	$ 64.3
Restaurant percentage rent	6.6	7.7	4.6
Restaurant rent averaging expense	10.5	8.6	(2.5)
Transportation equipment	3.4	2.9	2.8
Office equipment	1.2	1.2	1.1
Office space	6.6	6.8	5.3
Warehouse space	0.5	0.4	0.3
Total rent expense	$131.2	$ 115.7	$ 75.9

Rent expense included in discontinued operations was $1.3 million, $4.5 million and $4.4 million for fiscal 2009, 2008 and 2007, respectively. The annual future lease commitments under capital lease obligations and noncancelable operating leases, including those related to restaurants reported as discontinued operations, for each of the five fiscal years subsequent to May 31, 2009 and thereafter is as follows:

Fiscal Year	Capital	Operating
2010	$ 5.0	$121.7
2011	5.1	111.1
2012	5.2	98.0
2013	5.3	84.4
2014	5.4	68.0
Thereafter	84.1	246.4
Total future lease commitments	110.1	$729.6
Less imputed interest (at 6.5%)	(50.1)	
Present value of future lease commitments	60.0	
Less current maturities	(1.1)	
Obligations under capital leases, net of current maturities	$ 58.9	

NOTE 15
INTEREST, NET

The components of interest, net are as follows:

	Fiscal Year		
(In millions)	2009	2008	2007
Interest expense	$113.7	$ 89.2	$ 43.6
Imputed interest on capital leases	3.9	2.6	–
Capitalized interest	(9.3)	(4.9)	(2.9)
Interest income	(0.9)	(1.2)	(0.6)
Interest, net	$107.4	$ 85.7	$ 40.1

Capitalized interest was computed using our average borrowing rate. We paid $103.6 million, $73.6 million and $35.8 million for interest (net of amounts capitalized) in fiscal 2009, 2008 and 2007, respectively.

NOTE 16
INCOME TAXES

Total income tax expense for fiscal 2009, 2008 and 2007 was allocated as follows:

	Fiscal Year		
(In millions)	2009	2008	2007
Earnings from continuing operations	$140.7	$ 145.2	$ 153.7
Earnings (losses) from discontinued operations	0.2	3.0	(112.9)
Total consolidated income tax expense	$140.9	$ 148.2	$ 40.8

The components of earnings before income taxes from continuing operations and the provision for income taxes thereon are as follows:

	Fiscal Year		
(In millions)	2009	2008	2007
Earnings from continuing operations before income taxes:			
U.S.	$508.1	$509.6	$524.9
Canada	4.4	5.1	5.9
Earnings from continuing operations before income taxes	$512.5	$514.7	$530.8
Income taxes:			
Current:			
Federal	$ 38.1	$ 98.3	$172.9
State and local	10.5	21.0	33.2
Canada	0.1	0.1	0.1
Total current	$ 48.7	$119.4	$206.2
Deferred (principally U.S.)	92.0	25.8	(52.5)
Total income taxes	$140.7	$145.2	$153.7

During fiscal 2009, 2008 and 2007, we paid income taxes of $64.4 million, $119.7 million and $75.9 million, respectively.

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate from continuing operations included in the accompanying consolidated statements of earnings:

	Fiscal Year		
	2009	2008	2007
U.S. statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	2.3	2.7	3.3
Benefit of federal income tax credits	(8.9)	(7.9)	(6.1)
Other, net	(0.9)	(1.6)	(3.2)
Effective income tax rate	27.5%	28.2%	29.0%

As of May 31, 2009, we had estimated current prepaid federal and state income taxes of $39.7 million and $13.5 million, respectively, which are included in our accompanying consolidated balance sheet as prepaid income taxes.

As of May 31, 2009, we had gross unrecognized tax benefits of $58.1 million, which represents the aggregate tax effect of the differences between tax return positions and benefits recognized in our consolidated financial statements. Of this total, approximately $36.7 million, after considering the federal impact on state issues, would favorably affect the effective tax rate if resolved in our favor. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

(In millions)	
Balance at May 25, 2008	*$ 77.5*
Additions to tax positions recorded during the current year	*4.9*
Reductions to tax positions due to settlements with taxing authorities	*(17.8)*
Reductions to tax positions due to statute expiration	*(6.5)*
Balance at May 31, 2009	*$ 58.1*

We recognize accrued interest related to unrecognized tax benefits in interest expense. Penalties, when incurred, are recognized in selling, general and administrative expense. During fiscal 2009 and 2008, we recognized $4.2 million and $2.0 million of interest expense associated with unrecognized tax benefits, respectively. At May 31, 2009, we had $10.2 million accrued for the payment of interest associated with unrecognized tax benefits.

The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, Canada, and most states in the U.S. that have an income tax. With a few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2001.

Included in the balance of unrecognized tax benefits at May 31, 2009 is $7.6 million related to tax positions for which it is reasonably possible that the total amounts could materially change during the next twelve months based on the outcome of examinations or as a result of the expiration of the statute of limitations for specific jurisdictions. The $7.6 million relates to items that would impact our effective income tax rate.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

(In millions)	May 31, 2009	May 25, 2008
Accrued liabilities	*$ 56.4*	*$ 59.1*
Compensation and employee benefits	*152.6*	*141.4*
Deferred rent and interest income	*42.1*	*35.6*
Asset disposition	*5.4*	*3.5*
Other	*12.2*	*7.2*
Gross deferred tax assets	*$ 268.7*	*$ 246.8*
Trademarks and other acquisition related intangibles	*(179.7)*	*(182.1)*
Buildings and equipment	*(259.5)*	*(145.1)*
Prepaid pension costs	*–*	*(10.3)*
Prepaid interest	*(1.0)*	*(1.0)*
Capitalized software and other assets	*(11.3)*	*(11.4)*
Other	*(3.8)*	*(2.7)*
Gross deferred tax liabilities	*$(455.3)*	*$(352.6)*
Net deferred tax liabilities	*$(186.6)*	*$(105.8)*

A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At May 31, 2009 and May 25, 2008, no valuation allowance has been recognized for deferred tax assets because we believe that sufficient projected future taxable income will be generated to fully utilize the benefits of these deductible amounts.

NOTE 17
RETIREMENT PLANS

DEFINED BENEFIT PLANS AND POSTRETIREMENT BENEFIT PLAN

Substantially all of our employees are eligible to participate in a retirement plan. We sponsor non-contributory defined benefit pension plans, that have been frozen, for a group of salaried employees in the United States, in which benefits are based on various formulas that include years of service and compensation factors; and for a group of hourly employees in the United States, in which a fixed level of benefits is provided. Pension plan assets are primarily invested in U.S., international and private equities, long duration fixed-income securities and real assets. Our policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended and the Internal Revenue Code (IRC), as amended by the Pension Protection Act of 2006. We also sponsor a contributory postretirement benefit plan that provides health care benefits to our salaried retirees. During fiscal years 2009, 2008 and 2007, we funded the defined benefit pension plans in the amount of $0.5 million. We expect to contribute approximately $2.0 million to our defined benefit pension plans during fiscal 2010. During fiscal 2009, 2008 and 2007, we funded the postretirement benefit plan in the amounts of $1.2 million, $1.2 million and $0.8 million, respectively. We expect to contribute approximately $1.0 million to our postretirement benefit plan during fiscal 2010.

Effective May 27, 2007, we implemented the recognition and measurement provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106 and 132R)." The purpose of SFAS No. 158 is to improve the overall financial statement presentation of pension and other postretirement plans, but SFAS No. 158 does not impact the determination of net periodic benefit cost or measurement of plan assets or obligations. SFAS No. 158 requires companies to recognize the over or under-funded status of the plan as an asset or liability as measured by the difference between the fair value of the plan assets and the benefit obligation and requires any unrecognized prior service costs and actuarial gains and losses to be recognized as a component of accumulated other comprehensive income (loss).

In fiscal 2009, we adopted the measurement date provision of SFAS 158, which requires the measurement date of defined benefit plan assets and obligations to be consistent with the date of the Company's fiscal year-end. Previously, the Company measured our defined benefit plan assets and obligations as of the end of our third fiscal quarter. This change in measurement date resulted in a $0.6 million, net of tax, adjustment to the beginning balance of our retained earnings.

The following provides a reconciliation of the changes in the plan benefit obligation, fair value of plan assets and the funded status of the plans as of May 31, 2009 and February 29, 2008 (as noted above, in accordance with the provisions of SFAS No. 158, we began to value our benefit obligations and plan assets as of the end of our fiscal year starting in fiscal 2009):

	Defined Benefit Plans		Postretirement Benefit Plan	
(In millions)	2009	2008	2009	2008
Change in Benefit Obligation:				
Benefit obligation at beginning of period	$ 169.7	$ 177.7	$ 25.7	$ 20.1
Service cost	7.5	6.1	0.9	0.7
Interest cost	12.3	9.7	2.1	1.2
Plan amendments	–	0.7	–	–
Participant contributions	–	–	0.3	0.4
Benefits paid	(10.1)	(8.6)	(1.5)	(1.4)
Actuarial (gain) loss	(9.7)	(15.9)	(0.2)	4.7
Benefit obligation at end of period	$ 169.7	$ 169.7	$ 27.3	$ 25.7
Change in Plan Assets:				
Fair value at beginning of period	$ 191.7	$ 189.7	$ –	$ –
Actual return on plan assets	(42.2)	10.2	–	–
Employer contributions	0.5	0.4	1.2	1.0
Participant contributions	–	–	0.3	0.4
Benefits paid	(10.1)	(8.6)	(1.5)	(1.4)
Fair value at end of period	$ 139.9	$ 191.7	$ –	$ –
Reconciliation of the Plan's Funded Status:				
Funded status at end of period	$ (29.8)	$ 22.0	$ (27.3)	$ (25.7)
Contributions for March to May	–	0.1	–	0.3
(Accrued) prepaid benefit costs	$ (29.8)	$ 22.1	$ (27.3)	$ (25.4)

The following is a detail of the net funded status of each of our plans of May 31, 2009 and May 25, 2008 and a reconciliation of the amounts included in accumulated other comprehensive income (loss) as of May 31, 2009 and May 25, 2008:

	Defined Benefit Plans		Postretirement Benefit Plan	
(In millions)	2009	2008	2009	2008
Components of the Consolidated Balance Sheets:				
Non-current assets	$ –	$ 26.8	$ –	$ –
Current liabilities	(0.4)	(0.4)	(1.0)	(0.6)
Non-current liabilities	(29.4)	(4.3)	(26.3)	(24.8)
Net amounts recognized	$ (29.8)	$ 22.1	$ (27.3)	$ (25.4)
Amounts Recognized in Accumulated Other Comprehensive Income (Loss), net of tax:				
Unrecognized prior service cost	$ 0.4	$ 0.4	$ (0.1)	$ (0.2)
Unrecognized actuarial loss	44.5	12.3	5.6	6.3
Net amounts recognized	$ 44.9	$ 12.7	$ 5.5	$ 6.1

The accumulated benefit obligation for all pension plans was $164.0 million and $164.7 million at May 31, 2009 and May 25, 2008, respectively. The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $164.0 million and $139.9 million, respectively, at May 31, 2009 and $4.9 million and $0.0 million, respectively, at February 29, 2008. The projected benefit obligation for pension plans with projected benefit obligations in excess of plan assets was $169.7 million and $4.9 million as of May 31, 2009 and May 25, 2008, respectively.

The following table presents the weighted-average assumptions used to determine benefit obligations and net expense:

	Defined Benefit Plans		Postretirement Benefit Plan	
	2009	2008	2009	2008
Weighted-average assumptions used to determine benefit obligations at May 31 and May 25 [(1)]				
Discount rate	*7.00%*	*6.50%*	*7.10%*	*6.50%*
Rate of future compensation increases	*3.75%*	*3.75%*	*N/A*	*N/A*
Weighted-average assumptions used to determine net expense for fiscal years ended May 31 and May 25 [(2)]				
Discount rate	*6.50%*	*5.80%*	*6.50%*	*5.80%*
Expected long-term rate of return on plan assets	*9.00%*	*9.00%*	*N/A*	*N/A*
Rate of future compensation increases	*3.75%*	*3.75%*	*N/A*	*N/A*

(1) Determined as of the end of fiscal year.

(2) Determined as of the beginning of fiscal year.

We set the discount rate assumption annually for each of the plans at their valuation dates to reflect the yield of high-quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset fund allocations and the views of leading financial advisers and economists. Our target asset fund allocation is 35 percent U.S. equities, 30 percent high-quality, long-duration fixed-income securities, 15 percent international equities, 10 percent real assets and 10 percent private equities. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation.

The defined benefit pension plans have the following asset fund allocations at their measurement dates of May 31, 2009 and February 29, 2008, respectively:

Asset Fund Classification	2009	2008
U.S. equities	*34%*	*32%*
High-quality, long-duration fixed-income securities	*26%*	*25%*
International equities	*14%*	*18%*
Real assets	*13%*	*12%*
Private equities	*13%*	*13%*
Total	*100%*	*100%*

For fiscal 2009, 2008 and 2007, we have used an expected long-term rate of return on plan assets for our defined benefit plan of 9.0 percent. In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. Our historical ten-year rate of return on plan assets, calculated using the geometric method average of returns, is approximately 5.7 percent as of May 31, 2009.

The discount rate and expected return on plan assets assumptions have a significant effect on amounts reported for defined benefit pension plans. A quarter percentage point change in the defined benefit plans' discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.7 million and $0.5 million, respectively.

The assumed health care cost trend rate increase in the per-capita charges for postretirement benefits was 8.0 percent for fiscal 2010. The rate gradually decreases to 4.5 percent through fiscal 2020 and remains at that level thereafter.

The assumed health care cost trend rate has a significant effect on amounts reported for retiree health care plans. A one percentage point variance in the assumed health care cost trend rate would increase or decrease the total of the service and interest cost components of net periodic postretirement benefit cost by $0.8 million and $0.7 million, respectively, and would increase or decrease the accumulated postretirement benefit obligation by $4.5 million and $3.6 million, respectively.

Components of net periodic benefit cost included in continuing operations are as follows:

	Defined Benefit Plans			Postretirement Benefit Plan		
(In millions)	2009	2008	2007	2009	2008	2007
Service cost	*$ 6.0*	*$ 6.1*	*$ 6.0*	*$ 0.7*	*$ 0.7*	*$ 0.7*
Interest cost	*9.9*	*9.7*	*9.0*	*1.7*	*1.2*	*1.0*
Expected return on plan assets	*(16.3)*	*(14.8)*	*(13.7)*	–	–	–
Amortization of unrecognized prior service cost	*0.2*	*0.1*	*0.1*	–	*(0.1)*	–
Recognized net actuarial loss	*0.4*	*4.3*	*5.4*	*0.6*	*0.3*	*0.2*
Net periodic benefit cost	*$ 0.2*	*$ 5.4*	*$ 6.8*	*$ 3.0*	*$ 2.1*	*$ 1.9*

The amortization of the net actuarial loss component of our fiscal 2010 net periodic benefit cost for the defined benefit plans and post-retirement benefit plan is expected to be approximately $0.4 million and $0.6 million, respectively.

The following benefit payments are expected to be paid between fiscal 2010 and fiscal 2019:

(In millions)	Defined Benefit Plans	Postretirement Benefit Plan
2010	*$11.6*	*$1.0*
2011	*10.2*	*1.0*
2012	*10.6*	*0.9*
2013	*11.1*	*1.0*
2014	*11.7*	*1.2*
2015-2019	*68.5*	*8.3*

POSTEMPLOYMENT SEVERANCE PLAN

We accrue for postemployment severance costs in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits – an amendment of FASB Statements No. 5 and 43," and use guidance found in SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," to measure the cost recognized in our consolidated financial statements. As a result, we use the provisions of SFAS No. 158 to recognize actuarial gains and losses related to our postemployment severance accrual as a component of accumulated other comprehensive income (loss). As of May 31, 2009 and May 25, 2008, $4.5 million and $5.4 million, respectively, of unrecognized actuarial losses related to our postemployment severance plan were included in accumulated other comprehensive income (loss) on a net of tax basis.

DEFINED CONTRIBUTION PLAN

We have a defined contribution plan covering most employees age 21 and older. We match contributions for participants with at least one year of service up to six percent of compensation, based on our performance. The match ranges from a minimum of $0.25 to $1.20 for each dollar contributed by the participant. The plan had net assets of $477.9 million at May 31, 2009 and $469.0 million at May 25, 2008. Expense recognized in fiscal 2009, 2008 and, 2007 was $2.0 million, $1.3 million and $0.8 million, respectively. Employees classified as "highly compensated" under the Internal Revenue Code are not eligible to participate in this plan. Instead, highly compensated employees are eligible to participate in a separate non-qualified deferred compensation plan. This plan allows eligible employees to defer the payment of part of their annual salary and all or part of their annual bonus and provides for awards that approximate the matching contributions and other amounts that participants would have received had they been eligible to participate in our defined contribution and defined benefit plans. Amounts payable to highly compensated employees under the non-qualified deferred compensation plan totaled $132.1 million and $143.8 million at May 31, 2009 and May 25, 2008, respectively. These amounts are included in other current liabilities.

The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). This ESOP originally borrowed $50.0 million from third parties, with guarantees by us, and borrowed $25.0 million from us at a variable interest rate. The $50.0 million third party loan was refinanced in 1997 by a commercial bank's loan to us and a corresponding loan from us to the ESOP. Compensation expense is recognized as contributions are accrued. In addition to matching plan participant contributions, our contributions to the plan are also made to pay certain employee incentive bonuses. Fluctuations in our stock price impact the amount of expense to be recognized. Contributions to the plan, plus the dividends accumulated on unallocated shares held by the ESOP, are used to pay principal, interest and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In fiscal 2009, 2008 and 2007, the ESOP incurred interest expense of $0.3 million, $0.9 million and $1.2 million, respectively, and used dividends received of $1.8 million, $4.4 million and $3.6 million, respectively, and contributions received from us of $2.4 million, $0.0 million and $0.7 million, respectively, to pay principal and interest on our debt.

ESOP shares are included in weighted-average common shares outstanding for purposes of calculating net earnings per share. At May 31, 2009, the ESOP's debt to us had a balance of $11.6 million with a variable rate of interest of 0.69 percent and is due to be repaid no later than December 2014. The number of our common shares held in the ESOP at May 31, 2009 approximated 5.9 million shares, representing 3.7 million allocated shares and 2.2 million suspense shares.

At the end of fiscal 2005, the ESOP borrowed $1.6 million from us at a variable interest rate and acquired an additional 0.05 million shares of our common stock, which were held in suspense within the ESOP at May 29, 2005. The loan, which had a variable interest rate of 0.69 percent at May 31, 2009, is due to be repaid no later than December 2018. The shares acquired under this loan are accounted for in accordance with Statement of Position (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans." Fluctuations in our stock price are recognized as adjustments to common stock and surplus when the shares are committed to be released. These ESOP shares are not considered outstanding until they are committed to be released and, therefore, have been excluded for purposes of calculating basic and diluted net earnings per share at May 31, 2009. The fair value of these shares at May 31, 2009 was $1.6 million.

As part of the RARE acquisition, we assumed RARE's employee benefit plans. We merged these plans into our existing employee benefit plans during fiscal 2009. As of the date of acquisition, RARE provided its employees who met minimum service requirements with retirement benefits under a 401(k) plan (RARE Plan). Under the RARE Plan, eligible employees were eligible to make contributions of between 1 percent and 20 percent of their annual compensation to one or more investment funds. Officers and highly compensated employees did not participate in the RARE Plan. Quarterly matching contributions were made in an amount equal to 50 percent of the first 5 percent of employee compensation contributed, resulting in a maximum annual company contribution of 2.5 percent of employee compensation. For fiscal 2009 and the period from the date of acquisition through the end of fiscal 2008, we incurred expense under the RARE Plan of $0.0 million and $0.6 million, respectively.

Effective January 1, 2000, RARE implemented the Supplemental Deferred Compensation Plan (Supplemental Plan), a non-qualified plan which allowed officers and highly compensated employees to defer receipt of a portion of their compensation and contribute such amounts to one or more investment funds. The maximum aggregate amount deferred under the Supplemental Plan and the RARE Plan could not exceed the lesser of 20 percent of annual compensation or $50,000. Quarterly matching contributions were made in an amount equal to 50 percent of the first 5 percent of employee compensation contributed, with a maximum annual company contribution of the lesser of 2.5 percent of employee compensation or $5,750. For fiscal 2009 and the period from the date of acquisition through the end of fiscal 2008, we incurred expense under the Supplemental Plan of $0.0 million and $0.4 million, respectively. Upon the acquisition of RARE, all unvested Company contributions to both the RARE Plan and the Supplemental Plan were immediately vested, however, contributions subsequent to the date of acquisition vest according to the plans' provisions. Company contributions vest at a rate of 20 percent each year beginning after the employee's first year of service and are made in the form of cash. The Company entered into a rabbi trust agreement to protect the assets of the Supplemental Plan. Participants' accounts are comprised of their contribution; the company's matching contribution and each participant's share of earnings or losses in the Supplemental Plan. In accordance with EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Are Held in a Rabbi Trust and Invested," the accounts of the rabbi trust are reported in our consolidated financial statements. Our consolidated balance sheet includes the investments in other assets and the offsetting obligation is included in other liabilities. As of May 31, 2009 and May 25, 2008, the balance of the Supplemental Plan was $9.1 million and $13.2 million, respectively. The Supplemental Plan investments are considered trading securities and are reported at fair value with the realized and unrealized holding gains and losses related to these investments, as well as the offsetting compensation expense, recorded in selling, general and administrative expenses.

NOTE 18
STOCK-BASED COMPENSATION

We maintain two active stock option and stock grant plans under which new awards may still be issued, known as the Darden Restaurants, Inc. 2002 Stock Incentive Plan (2002 Plan) and the RARE Hospitality International, Inc. Amended and Restated 2002 Long-Term Incentive Plan (RARE Plan). We also have three other stock option and stock grant plans under which we no longer can grant new awards, although awards outstanding under the plans may still vest and be exercised in accordance with their terms: the Stock Plan for Directors (Director Stock Plan), the Stock Option and Long-Term Incentive Plan of 1995 (1995 Plan) and the Restaurant Management and Employee Stock Plan of 2000 (2000 Plan). All of the plans are administered by the Compensation Committee of the Board of Directors. The 2002 Plan provides for the issuance of up to 9.55 million common shares in connection with the granting of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units (RSUs), stock awards and other stock-based awards to key employees and non-employee directors. The RARE Plan provides for the issuance of up to 3.9 million common shares in connection with the granting of non-qualified stock options, incentive stock options and restricted stock to employees. Awards under the RARE Plan are only permitted to be granted to employees who were employed by RARE as of the date of acquisition and continued their employment with the Company. The Director Stock Plan provided for the issuance of up to 0.375 million common shares out of our treasury in connection with the granting of non-qualified stock options, restricted stock and RSUs to non-employee directors. No new awards could be granted under the Director Stock Plan after September 30, 2000. The Director Compensation Plan provided for the issuance of 0.1 million shares common shares out of our treasury to non-employee directors of the Board. No new awards may be granted under the Director Compensation Plan after September 30, 2005. The 1995 Plan provided for the issuance of up to 33.3 million common shares in connection with the granting of non-qualified stock options, restricted stock or RSUs to key employees. The 2000 Plan provided for the issuance of up to 5.4 million shares of common stock out of our treasury as non-qualified stock options, restricted stock or RSUs. Under all of these plans, stock options are granted at a price equal to the fair value of the shares at the date of grant for terms not exceeding ten years and have various vesting periods at the discretion of the Compensation Committee. Outstanding options generally vest over one to four years. Restricted stock and RSUs granted under the 1995 Plan, the 2000 Plan and the 2002 Plan generally vest over periods ranging from three to five years and no sooner than one year from the date of grant. The restricted period for certain grants may be accelerated based on performance goals established by the Compensation Committee.

On June 20, 2008, the Board of Directors adopted amendments to the 2002 Plan, which were approved by our shareholders at the September 2008 annual meeting of shareholders. The amendments, among other things, increased the maximum number of shares authorized for issuance under the 2002 Plan from 9.55 million to 12.70 million. On June 19, 2008, the Compensation Committee of the Board of Directors approved amendments to the RARE Plan, to provide a "fungible share pool" approach to manage authorized shares under the RARE Plan. On June 16, 2006, the Board of Directors adopted amendments to the 2002 Plan, which were approved by our shareholders at the September 2006 annual meeting of shareholders. The amendments, among other things, implemented a "fungible share pool" approach to manage authorized shares in order to improve the flexibility of awards going forward, and eliminated the limits on the number of restricted stock and RSU awards and the number of awards to non-employee directors, and provided that, in determining the number of shares available for grant, a formula will be applied such that all future awards other than stock options and stock appreciation rights will be counted as double the number of shares covered by such award.

On December 15, 2005, the Board of Directors approved the Director Compensation Program, effective as of October 1, 2005, for Non-Employee Directors. The Director Compensation Program provides for payments to non-employee directors of: (a) an annual retainer and meeting fees for regular or special Board meetings and committee meetings; (b) an initial award of non-qualified stock options to purchase 12.5 thousand shares of common stock upon becoming a director of the Company for the first time; (c) an additional award of non-qualified stock options to purchase 3.0 thousand shares of common stock annually upon election or re-election to the Board; and (d) an annual award of common stock with a fair market value of $0.1 million on the date of grant. Directors may elect to have their cash compensation paid in any combination of current or deferred cash, common stock or salary replacement options. Deferred cash compensation may be invested on a tax-deferred basis in the same manner as deferrals under our non-qualified deferred compensation plan. Prior to the date of grant, directors may elect to have their annual stock award paid in the form of common stock or cash, or a combination thereof, or deferred. To the extent directors elect to receive cash or cash settled awards, the value of the awards are carried as a liability on our consolidated balance sheet at fair value until such time as it is settled. All stock options and other stock or stock-based awards that are part of the compensation paid or deferred pursuant to the Director Compensation Program are awarded under the 2002 Plan.

The Director Compensation Program was amended, effective September 1, 2008, to eliminate payment of meeting fees for regular Board meetings, as well as the initial and annual grant of stock options. As of September 1, 2008, our Director Compensation Program provides for payments to non-employee directors of: (a) an annual retainer and meeting fees for special Board meetings and committee meetings; (b) an additional annual retainer for committee chairs; and (c) an annual award of common stock with a fair value of $0.1 million on the date of grant.

Stock-based compensation expense included in continuing operations for fiscal 2009, 2008 and 2007 was as follows:

	Fiscal Year		
(In millions)	2009	2008	2007
Stock options	*$20.4*	*$25.2*	*$15.8*
Restricted stock/restricted stock units	*9.4*	*12.9*	*5.2*
Darden stock units	*8.4*	*4.2*	*5.6*
Performance stock units	*0.4*	*4.1*	*2.6*
Employee stock purchase plan	*1.6*	*1.6*	*1.3*
Director compensation program/other	*1.3*	*0.9*	*1.1*
	$41.5	*$48.9*	*$31.6*

The following table presents a summary of our stock option activity as of and for the year ended May 31, 2009:

	Options (in millions)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Yrs)	Aggregate Intrinsic Value (in millions)
Outstanding beginning of period	*16.7*	*$25.36*		
Options granted	*2.1*	*33.23*		
Options exercised	*(3.3)*	*16.18*		
Options canceled	*(0.3)*	*32.25*		
Outstanding end of period	*15.2*	*$28.30*	*5.57*	*$130.2*
Exercisable	*9.6*	*$23.80*	*4.08*	*$119.9*

The weighted-average fair value of non-qualified stock options granted during fiscal 2009, 2008 and 2007 used in computing compensation expense for fiscal 2009, 2008 and 2007 was $10.52, $14.05 and $13.87, respectively. The total intrinsic value of options exercised during fiscal 2009, 2008 and 2007 was $56.4 million, $57.9 million and $97.8 million, respectively. Cash received from option exercises during fiscal 2009, 2008 and 2007 was $50.8 million, $61.5 million and $50.9 million, respectively. Stock options have a maximum contractual period of ten years from the date of grant. We settle employee stock option exercises with authorized but unissued shares of Darden common stock or treasury shares we have acquired through our ongoing share repurchase program.

Pursuant to the acquisition of RARE, we converted employee stock options to purchase 2.7 million outstanding shares of RARE common stock to options to purchase 2.4 million shares of Darden common stock. The total value of the options was $42.9 million, $31.9 million of which was included in the cost of the acquisition, as this value related to vested awards as of the acquisition date. The remaining $11.0 million relates to the value of the unvested awards that is being charged as an expense subsequent to the acquisition. During fiscal 2009 and 2008, we recognized $1.3 million and $9.3 million, respectively, of stock-based compensation expense related to these awards.

As of May 31, 2009, there was $31.5 million of unrecognized compensation cost related to unvested stock options granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 1.6 years. The total fair value of stock options that vested during fiscal 2009 was $16.1 million.

Restricted stock and RSUs are granted at a value equal to the market price of our common stock on the date of grant. Restrictions lapse with regard to restricted stock, and RSUs are settled in shares, at the end of their vesting periods, which is generally four years.

The following table presents a summary of our restricted stock and RSU activity as of and for the fiscal year ended May 31, 2009:

	Shares (in millions)	Weighted-Average Grant Date Fair Value Per Share
Outstanding beginning of period	1.4	$31.40
Shares granted	0.2	30.26
Shares vested	(0.6)	29.03
Outstanding end of period	1.0	$31.36

As of May 31, 2009, there was $14.7 million of unrecognized compensation cost related to unvested restricted stock and RSUs granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 1.7 years. The total fair value of restricted stock and RSUs that vested during fiscal 2009, 2008 and, 2007 was $16.8 million, $13.1 million and $5.4 million, respectively.

Pursuant to the acquisition of RARE, we converted 0.5 million outstanding shares of RARE employee restricted stock and performance-based restricted stock units to 0.4 million shares of Darden restricted stock. The total value of the restricted shares was $16.8 million, $8.6 million of which was included in the cost of the acquisition as this value related to vested awards as of the acquisition date. The remaining $8.2 million relates to the value of the unvested awards and will be charged to expense subsequent to the acquisition. During fiscal 2009 and 2008, we recognized $2.1 million and $3.7 million, respectively, of stock-based compensation expense related to these awards.

Darden stock units are granted at a value equal to the market price of our common stock on the date of grant and will be settled in cash at the end of their vesting periods, which range between four and five years, at the then market price of our common stock. Compensation expense is measured based on the market price of our common stock each period, is amortized over the vesting period and the vested portion is carried as a liability in our accompanying consolidated balance sheets. We also entered into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units granted during fiscal 2009, 2008 and 2007 (see Note 10 – Derivative Instruments and Hedging Activities for additional information).

The following table presents a summary of our Darden stock unit activity as of and for the fiscal year ended May 31, 2009:

	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	1.1	$31.74
Units granted	0.4	35.51
Units vested	(0.2)	35.66
Units canceled	(0.1)	34.59
Outstanding end of period	1.2	$36.17

Based on the value of our common stock as of May 31, 2009, there was $17.0 million of unrecognized compensation cost related to Darden stock units granted under our incentive plans. This cost is expected to be recognized over a weighted-average period of 2.7 years. Darden stock units with a fair value of $5.7 million vested during fiscal 2009.

The following table presents a summary of our performance stock unit activity as of and for the fiscal year ended May 31, 2009:

	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	0.5	$39.43
Units granted	0.3	33.44
Units vested	(0.1)	38.97
Outstanding end of period	0.7	$38.33

The performance stock units vest over a period of five years following the date of grant, and the annual vesting target for each fiscal year is 20.0 percent of the total number of units covered by the award. The number of units that actually vests each year will be determined based on the achievement of Company performance criteria set forth in the award agreement and may range from zero to 150.0 percent of the annual target. These awards may be settled in cash or shares of common stock, at the election of the Company on the date of grant. Performance stock unit grants for fiscal 2008 and 2007 were designated as equity settled awards, while the fiscal 2009 grant was designated as a cash settled award. Holders will receive one share of common stock for each performance stock unit that vests. For equity settled awards, compensation expense is measured based on grant date fair value and amortized over the vesting period. Cash settled awards are measured based on the market price of our common stock each period, are amortized over the vesting period and the vested portion is carried as a liability in our accompanying consolidated balance sheets. As of May 31, 2009, there was $20.4 million of unrecognized compensation cost related to unvested performance stock units granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 2.9 years. The total fair value of performance stock units that vested in fiscal 2009 was $2.7 million.

We maintain an Employee Stock Purchase Plan to provide eligible employees who have completed one year of service (excluding senior officers subject to Section 16(b) of the Securities Exchange Act of 1934, and certain other employees who are employed less than full time or own five percent or more of our capital stock or that of any subsidiary) an opportunity to invest up to $5.0 thousand per calendar quarter to purchase shares of our common stock, subject to certain limitations. Under the plan, up to an aggregate of 3.6 million shares are available for purchase by employees at a purchase price that is 85.0 percent of the fair market value of our common stock on either the first or last trading day of each calendar quarter, whichever is lower. Cash received from employees pursuant to the plan during fiscal 2009, 2008 and 2007 was $6.6 million, $6.6 million and $5.8 million, respectively.

NOTE 19
COMMITMENTS AND CONTINGENCIES

As collateral for performance on contracts and as credit guarantees to banks and insurers, we were contingently liable for guarantees of subsidiary obligations under standby letters of credit. At May 31, 2009 and May 25, 2008, we had $104.5 million and $64.4 million, respectively, of standby letters of credit related to workers' compensation and general liabilities accrued in our consolidated financial statements. At May 31, 2009 and May 25, 2008, we had $19.2 million and $10.0 million, respectively, of standby letters of credit related to contractual operating lease obligations and other payments. All standby letters of credit are renewable annually.

At May 31, 2009 and May 25, 2008, we had $8.8 million and $5.8 million, respectively, of guarantees associated with leased properties that have been assigned to third parties. These amounts represent the maximum potential amount of future payments under the guarantees. The fair value of these potential payments discounted at our pre-tax cost of capital at May 31, 2009 and May 25, 2008, amounted to $6.3 million and $4.2 million, respectively. We did not accrue for the guarantees, as the likelihood of the third parties defaulting on the assignment agreements was deemed to be less than probable. In the event of default by a third party, the indemnity and default clauses in our assignment agreements govern our ability to recover from and pursue the third party for damages incurred as a result of its default. We do not hold any third-party assets as collateral related to these assignment agreements, except to the extent that the assignment allows us to repossess the building and personal property. These guarantees expire over their respective lease terms, which range from fiscal 2009 through fiscal 2021.

We are subject to private lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. A number of these lawsuits, proceedings and claims may exist at any given time. These matters typically involve claims from guests, employees and others related to operational issues common to the restaurant industry, and can also involve infringement of, or challenges to, our trademarks. While the resolution of a lawsuit, proceeding or claim may have an impact on our financial results for the period in which it is resolved, we believe that the final disposition of the lawsuits, proceedings and claims in which we are currently involved, either individually or in the aggregate, will not have a material adverse effect on our financial position, results of operations or liquidity. The following is a brief description of the more significant of these matters. In view of the inherent uncertainties of litigation, the outcome of any unresolved matter described below cannot be predicted at this time, nor can the amount of any potential loss be reasonably estimated.

Like other restaurant companies and retail employers, in a few states we have been faced with allegations of purported class-wide wage and hour violations. In April 2009, a former Red Lobster employee filed a purported class action in New York state court, alleging wage and hour violations and meal and rest break practices in violation of New York law, seeking an unspecified amount of damages. We believe that our practices were lawful, and intend to vigorously defend our position in this action.

In July 2008, an action was filed in California state court by a group of former Red Lobster managers alleging that the salaried general managers of the restaurants were not paid minimum wage for all hours worked because they were not paid for time spent attending various seminars and conferences. In addition, the managers claim that they were not provided with rest and meal breaks pursuant to California law. The complaint seeks to have the suit certified as a class action. Although we believe that our policies and practices were lawful, following mediation with the plaintiffs we reached a settlement of these claims for approximately $0.1 million. We accrued this amount during the fourth quarter of fiscal 2009 and expect to pay the settlement amount during fiscal 2010 at the completion of the settlement process.

In August 2008, an action was filed in California state court by a former Red Lobster server alleging that Red Lobster's scheduling practices resulted in failure to properly pay reporting time (minimum shift) pay as well as to pay minimum wage, to provide itemized wage statements, and to timely pay employees upon the termination of their employment. The complaint sought to have the suit certified as a class action. Although we believed that our policies and practices were lawful, we reached a preliminary settlement of this matter under which we would pay approximately $0.5 million. We paid the settlement amount during the first quarter or fiscal 2010 at the completion of the settlement process.

On September 18, 2008, the Equal Employment Opportunity Commission filed suit in the United States District Court for the Northern District of Ohio alleging that African-American employees of the Bahama Breeze restaurant in Beachwood, Ohio were subjected to discriminatory employment practices in violation of Title VII of the Civil Rights Act of 1964 and Title I of the Civil Rights Act of 1991. The complaint seeks to enjoin the alleged discriminatory practices and seeks compensatory damages for the employees. We believe that our practices were lawful, and we intend to vigorously defend our position in this action.

On March 13, 2008, a purported class action complaint alleging violation of the federal securities laws was filed by an institutional shareholder against Darden and certain of our current officers, one of whom is also a director, in the United States District Court for the Middle District of Florida. The complaint was filed on behalf of all purchasers of Darden's common stock between June 19, 2007 and December 18, 2007 (the Class). The complaint alleges that during that period, the defendants issued false and misleading statements in press releases and public filings that misrepresented and failed to disclose certain information, and that as a result, had no reasonable basis for statements about Darden's prospects and guidance for fiscal 2008. The complaint alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The plaintiff seeks to recover unspecified damages on behalf of the Class. Darden and the individual defendants moved to dismiss the complaint. On July 2, 2009, the magistrate judge assigned to the action entered a Report and Recommendation recommending dismissal of all claims. On July 17, 2009, the plaintiffs filed an objection to the Report and Recommendation with the District Court Judge. We intend to vigorously defend our position in this action.

By letter dated May 9, 2008, a putative shareholder demanded that our Board of Directors take action to remedy alleged breaches of fiduciary duty to Darden by certain officers and directors. The letter contains similar allegations to those in the purported class action described above regarding the alleged issuance of false and misleading statements and omissions regarding Darden's financial results and sales growth. On September 10, 2008, this same putative shareholder on behalf of nominal defendant Darden filed a shareholder derivative civil action in the Circuit Court of the Ninth Judicial Circuit of Orange County, Florida against Darden, our Board of Directors, and several of our senior executives, including the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. The allegations in the complaint arise out of the same facts alleged in the purported class action complaint referenced above. In particular, the complaint alleges that during the period June 19, 2007 and December 18, 2007, certain of the defendants issued false and misleading statements in press releases and public filings that misrepresented and failed to disclose certain information about Darden's prospects and earnings guidance for fiscal 2008, and that certain defendants benefited from these false and misleading statements in selling Darden stock at an inflated price. The complaint seeks to recover in favor of Darden, damages sustained by Darden as a result of the defendants' alleged breaches of fiduciary duty, and the imposition of a constructive trust in favor of Darden for the amount of proceeds realized by certain defendants from the sale of Darden stock. Fees and costs, as well as equitable relief, are also sought. The Board has formed a special litigation committee to evaluate these claims. The shareholder derivative action has been stayed pending the special litigation committee's review.

NOTE 20
SUBSEQUENT EVENT

On June 19, 2009, the Board of Directors declared a cash dividend of 25 cents per share to be paid August 3, 2009 to all shareholders of record as of the close of business on July 10, 2009.

NOTE 21
QUARTERLY DATA (UNAUDITED)

The following table summarizes unaudited quarterly data for fiscal 2009 and fiscal 2008:

	Fiscal 2009 – Quarters Ended				
(In millions, except per share data)	Aug. 24	Nov. 23	Feb. 22	May 31[1]	Total[2]
Sales	*$1,774.2*	*$1,668.9*	*$1,798.9*	*$1,975.5*	*$7,217.5*
Earnings before income taxes	*114.4*	*82.5*	*148.5*	*167.1*	*512.5*
Earnings from continuing operations	*82.4*	*58.5*	*108.1*	*122.8*	*371.8*
(Losses) earnings from discontinued operations, net of tax	*(0.3)*	*1.1*	*(0.6)*	*0.2*	*0.4*
Net earnings	*82.1*	*59.6*	*107.5*	*123.0*	*372.2*
Basic net earnings per share:					
Earnings from continuing operations	*0.59*	*0.43*	*0.79*	*0.89*	*2.71*
(Losses) earnings from discontinued operations	–	*0.01*	–	–	–
Net earnings	*0.59*	*0.44*	*0.79*	*0.89*	*2.71*
Diluted net earnings per share:					
Earnings from continuing operations	*0.58*	*0.42*	*0.78*	*0.87*	*2.65*
(Losses) earnings from discontinued operations	–	*0.01*	–	–	–
Net earnings	*0.58*	*0.43*	*0.78*	*0.87*	*2.65*
Dividends paid per share	*0.20*	*0.20*	*0.20*	*0.20*	*0.80*
Stock price:					
High	*37.01*	*32.26*	*29.54*	*40.26*	*40.26*
Low	*29.04*	*13.54*	*15.66*	*24.32*	*13.54*

	Fiscal 2008 – Quarters Ended				
(In millions, except per share data)	Aug. 26	Nov. 25	Feb. 24	May 25	Total
Sales	*$1,467.5*	*$1,522.0*	*$1,811.4*	*$1,825.5*	*$6,626.5*
Earnings before income taxes	*151.9*	*59.2*	*156.9*	*146.6*	*514.7*
Earnings from continuing operations	*106.6*	*44.1*	*115.6*	*103.3*	*369.5*
(Losses) earnings from discontinued operations, net of tax	*(0.7)*	*(0.6)*	*10.4*	*(1.5)*	*7.7*
Net earnings	*105.9*	*43.5*	*126.0*	*101.8*	*377.2*
Basic net earnings per share:					
Earnings from continuing operations	*0.76*	*0.31*	*0.82*	*0.74*	*2.63*
(Losses) earnings from discontinued operations	*(0.01)*	–	*0.08*	*(0.01)*	*0.06*
Net earnings	*0.75*	*0.31*	*0.90*	*0.73*	*2.69*
Diluted net earnings per share:					
Earnings from continuing operations	*0.73*	*0.30*	*0.80*	*0.72*	*2.55*
(Losses) earnings from discontinued operations	*(0.01)*	–	*0.08*	*(0.01)*	*0.05*
Net earnings	*0.72*	*0.30*	*0.88*	*0.71*	*2.60*
Dividends paid per share	*0.18*	*0.18*	*0.18*	*0.18*	*0.72*
Stock price:					
High	*47.08*	*44.78*	*40.45*	*37.45*	*47.08*
Low	*38.93*	*38.93*	*20.99*	*28.20*	*20.99*

(1) The quarter ended May 31, 2009 consisted of 14 weeks, while all other quarters consisted of 13 weeks.

(2) The year ended May 31, 2009 consisted of 53 weeks, while fiscal 2008 consisted of 52 weeks.

Five-Year Financial Summary

FINANCIAL REVIEW 2009

(In millions, except per share data)	Fiscal Year Ended May 31, 2009 (1)	May 25, 2008	May 27, 2007	May 28, 2006	May 29, 2005
Operating Results (2)					
Sales	$ 7,217.5	$ 6,626.5	$ 5,567.1	$ 5,353.6	$ 4,977.6
Costs and expenses:					
Cost of sales:					
Food and beverage	2,200.3	1,996.2	1,616.1	1,570.0	1,490.3
Restaurant labor	2,308.2	2,124.7	1,808.2	1,722.1	1,594.2
Restaurant expenses	1,128.4	1,017.8	834.5	806.4	742.8
Total cost of sales, excluding restaurant depreciation and amortization (3)	$ 5,636.9	$ 5,138.7	$ 4,258.8	$ 4,098.5	$ 3,827.3
Selling, general and administrative	665.6	641.7	534.6	504.8	467.3
Depreciation and amortization	283.1	245.7	200.4	197.0	194.7
Interest, net	107.4	85.7	40.1	43.9	44.7
Asset impairment, net	12.0	–	2.4	1.3	2.0
Total costs and expenses	$ 6,705.0	$ 6,111.8	$ 5,036.3	$ 4,845.5	$ 4,536.0
Earnings before income taxes	512.5	514.7	530.8	508.1	441.6
Income taxes	(140.7)	(145.2)	(153.7)	(156.3)	(141.7)
Earnings from continuing operations	$ 371.8	$ 369.5	$ 377.1	$ 351.8	$ 299.9
Earnings (losses) from discontinued operations, net of tax expense (benefit) of $0.2, $3.0, $(112.9), $(12.1) and $(8.3)	0.4	7.7	(175.7)	(13.6)	(9.3)
Net earnings	$ 372.2	$ 377.2	$ 201.4	$ 338.2	$ 290.6
Basic net earnings per share:					
Earnings from continuing operations	$ 2.71	$ 2.63	$ 2.63	$ 2.35	$ 1.91
Earnings (losses) from discontinued operations	$ –	$ 0.06	$ (1.23)	$ (0.09)	$ (0.06)
Net earnings	$ 2.71	$ 2.69	$ 1.40	$ 2.26	$ 1.85
Diluted net earnings per share:					
Earnings from continuing operations	$ 2.65	$ 2.55	$ 2.53	$ 2.24	$ 1.84
Earnings (losses) from discontinued operations	$ –	$ 0.05	$ (1.18)	$ (0.08)	$ (0.06)
Net earnings	$ 2.65	$ 2.60	$ 1.35	$ 2.16	$ 1.78
Average number of common shares outstanding:					
Basic	137.4	140.4	143.4	149.7	156.7
Diluted	140.4	145.1	148.8	156.9	163.4
Financial Position					
Total assets	$ 5,025.2	$ 4,730.6	$ 2,880.8	$ 3,010.2	$ 2,937.8
Land, buildings and equipment, net	3,306.7	3,066.0	2,184.4	2,446.0	2,351.5
Working capital (deficit)	(541.3)	(668.3)	(529.0)	(648.5)	(637.3)
Long-term debt, less current portion	1,632.3	1,634.3	491.6	494.7	350.3
Stockholders' equity	1,606.0	1,409.1	1,094.5	1,229.8	1,273.0
Stockholders' equity per outstanding share	11.53	10.03	7.74	8.37	8.25
Other Statistics					
Cash flows from operations (1)(2)	$ 783.5	$ 766.8	$ 569.8	$ 699.1	$ 550.0
Capital expenditures (2)(4)	535.3	1,627.3	345.2	273.5	210.4
Dividends paid	110.2	100.9	65.7	59.2	12.5
Dividends paid per share	0.80	0.72	0.46	0.40	0.08
Advertising expense (2)	308.3	257.8	230.0	223.0	206.5
Stock price:					
High	40.26	47.08	45.88	42.75	33.11
Low	13.54	20.99	33.29	28.80	19.30
Close	$ 36.17	$ 31.74	$ 45.32	$ 36.51	$ 32.80
Number of employees	178,692	178,200	156,500	157,300	150,100
Number of restaurants (2)	1,773	1,702	1,324	1,292	1,268

(1) Fiscal year 2009 consisted of 53 weeks while all other fiscal years consisted of 52 weeks.

(2) Consistent with our consolidated financial statements, information has been presented on a continuing operations basis. Accordingly, the activities related to Smokey Bones, Rocky River Grillhouse and the nine Bahama Breeze restaurants closed in fiscal 2007 have been excluded.

(3) Excludes restaurant depreciation and amortization of $267.1, $230.0, $186.4, $181.1 and $180.2, respectively.

(4) Fiscal 2008 includes net cash used in the acquisition of RARE Hospitality International, Inc. of $1.20 billion in addition to $429.2 million of capital expenditures related principally to building new restaurants and replacing old restaurants and equipment.

Shareholder Information

COMPANY ADDRESS
Darden Restaurants, Inc.
5900 Lake Ellenor Drive
Orlando, FL 32809
(407) 245-4000

MAILING ADDRESS
Darden Restaurants, Inc.
P.O. Box 593330
Orlando, FL 32859-3330

WEBSITE ADDRESSES
www.darden.com
www.redlobster.com
www.olivegarden.com
www.longhornsteakhouse.com
www.thecapitalgrille.com
www.bahamabreeze.com
www.seasons52.com

TRANSFER AGENT, REGISTRAR AND DIVIDEND PAYMENTS
Wells Fargo Shareowner Services
161 N. Concord Exchange
South St. Paul, MN 55075-1139
Phone: (877) 602-7596 or (651) 450-4064
www.wellsfargo.com/com/shareowner_services
Address correspondence as appropriate to the attention of:
Address Changes
Stock Transfers
Shareholder Services

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
111 North Orange Avenue
Suite 1600
Orlando, FL 32801
Phone: (407) 423-3426

FORM 10-K REPORT
Shareholders may request a free copy of our Form 10-K, including schedules but excluding exhibits, by writing to: Investor Relations, Darden Restaurants, Inc. P.O. Box 593330, Orlando, FL 32859-3330

FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements. Additional cautionary and other information with respect to these forward-looking statements is set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Forward-Looking Statements."

SHAREHOLDER REPORTS/INVESTOR INQUIRIES
Shareholders seeking information about Darden Restaurants, Inc. are invited to contact the Investor Relations Department at (800) 832-7336. Shareholders may request to receive, free of charge, copies of quarterly earnings releases.

Information may also be obtained by visiting our website at www.darden.com. Annual reports, SEC filings, press releases, and other Company news are readily available on the website.

Our website also includes corporate governance information, including our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and board committee charters, including the charters for our Audit, Compensation and Nominating and Governance Committees. We believe we are in compliance with the applicable corporate governance listing standards of the New York Stock Exchange, as of the date of this report.

DARDEN RESTAURANTS BEING OF SERVICE REPORT
To receive a copy of the 2009 Darden Restaurants Being Of Service Report, mail a request to the Foundation Administrator, Darden Restaurants, Inc., P.O. Box 593330, Orlando, FL 32859-3330, or visit our website at www.darden.com.

NOTICE OF ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 10:00 a.m. Eastern Daylight Savings Time on Friday, September 25, 2009, at the Hyatt Regency Orlando International Airport, 9300 Airport Boulevard, Orlando, Florida 32827.

As of the close of business on June 30th, 2009, we had 39,597 registered shareholders of record.

MARKETS
New York Stock Exchange
Stock Exchange Symbol: DRI

CERTIFICATIONS
We have filed as exhibits to our Annual Report on Form 10-K for the year ended May 31, 2009, the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act. We have also submitted the required annual Chief Executive Officer certification to the New York Stock Exchange.

In alignment with Darden's commitment to sustainability, parts of this report have been printed on paper that is manufactured with 30% post-consumer waste and the rest of this report is printed on paper with at least 10% post-consumer recycled fiber. These forests are certified to a responsibly managed forest management standard.

Diversity is both a core value and a competitive advantage for Darden. As an example of our continuing commitment to diversity, this annual report was designed by a woman-owned company, Corporate Reports Inc. of Atlanta, GA.



DARDEN

Darden Restaurants, Inc.
5900 Lake Ellenor Drive
Orlando, FL 32809

(407) 245-4000

www.darden.com